
05006905

3/28

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bradford & Bingley

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5754 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: dlw

DAT : 3/30/05



Annual Report & Accounts 2004

Bradford & Bingley

Main business activities

[illegible] & Bingley's main business activities are:

Lending providing a wide range of loans secured on property, focussed on specialist segments of the residential and other markets


mortgage express

Retail which sells a wide choice of financial products through its branches and direct channels, including our own savings products




financial

Notice of Annual General Meeting 2005

This document is important and requires your immediate attention.

If you are in any doubt about the action to be taken you should consult an independent adviser immediately.

If you have sold or otherwise transferred all of your ordinary shares of 25 pence in Bradford & Bingley plc, please pass this document to the purchaser or transferee, or to the stockbroker, bank or other person through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Bradford & Bingley



Shareholder helpline **0870 703 0003**

March 2005

Dear Shareholder

Annual General Meeting 2005

I am pleased to send you details about the Annual General Meeting ('AGM') of Bradford & Bingley plc (the 'Company') to be held at 11.00 a.m. on Tuesday 26 April 2005 at the Cedar Court Hotel (previously the Hanover International Hotel), Bradford.

The formal notice of our AGM starts on page 2 of this document and there is information relating to the business of the AGM on page 1. As well as the ordinary business of the AGM, the Directors are proposing three items of special business. These are administrative in nature and equivalent resolutions have been approved by shareholders in previous years. Resolutions 9 and 10 seek to renew the Directors' authority to allot up to 200 million shares and to disapply the statutory pre-emption rights over shares equivalent to 5% in number of the shares in issue, without further shareholder consent. These authorities were previously approved by shareholders at the AGM in 2001. Resolution 11, which has been proposed and approved by shareholders for each of the last four years, would allow the Board to buy back shares equivalent to 10% in number of the shares currently in issue, without further shareholder consent. The Directors consider that the passing of all resolutions is in the best interests of the Company and its shareholders. Accordingly, they recommend that you vote in favour of all the resolutions, as they intend to do in respect of their own beneficial holdings.

Whether you have a share certificate (or CREST account) for your ordinary shares in the Company or hold your shares through the Bradford & Bingley Nominee Account (which means that you do not have a share certificate), you are entitled to attend the AGM and vote on the resolutions.

You can vote electronically or by using the enclosed personalised voting form. If you are voting by post, please complete the form and return it to the Company's Registrar in the prepaid envelope to arrive no later than the date indicated on the voting form. If you choose to vote electronically, you must do so by the date indicated on your voting form by accessing the Registrar's website at www.computershare.com/voting/uk and use the unique PIN and your Securityholder Reference Number ('SRN') printed on your voting form. If you would like to receive communications such as the Notice of Meeting and Annual Report & Accounts electronically in the future, you can register for this service at the same time as you vote online, or by lodging your email address via the www.bbg.co.uk website.

Details of votes lodged by post or via the internet will be given at the AGM after each vote is taken. These details will be published on the www.bbg.co.uk website.

The separate Annual Review & Summary Financial Statement 2004 and the Annual Report & Accounts 2004 give information about the Group's progress during the year and the recommended final dividend for 2004.

Yours sincerely

Rod Kent
Chairman

Bradford & Bingley plc Registered Office: PO Box 88, Croft Road, Crossflatts, Bingley, West Yorkshire BD16 2UA Registered in England No. 3938288.
Authorised and regulated by the Financial Services Authority (FSA). The FSA does not regulate credit cards, non-regulated mortgage contracts, unsecured personal loans or savings.
Visit our website: www.bbg.co.uk

Your vote on the re-appointment of Directors

This year, three Directors, Rod Kent, Nicholas Cosh and Steven Crawshaw, will retire by rotation at the AGM and offer themselves for re-appointment under the terms of the Articles of Association.

When considering the re-appointments to the Board, the Nominations Committee considered the performance and commitment of the existing Directors and the qualities they would bring to enhance the future performance of the Company.

Rod Kent has chaired the Board with conviction and determination and has overseen the decisive change in strategy which led to the disposals of the non-core businesses. Nicholas Cosh continues to make a considerable contribution to the Board and to the committees he is a member of. He also plays a leading role as Chairman of the Balance Sheet Management Committee, reflecting his knowledge and experience of matters relating to the Company's Balance Sheet in his contribution to the Board. In his short time as Chief Executive, Steven Crawshaw has led the Company through an intense period of change. As well as completing the successful disposal of the non-core businesses, he has overseen a major cost reduction exercise and re-structuring of the business operations.



Nicholas Cosh

Non-executive Director

Nicholas (age 58) joined the Board of Bradford & Bingley Building Society in July 1999 and the plc Board in April 2000. He is a chartered accountant and was formerly Group Finance Director of a number of companies including JIB Group plc, MAI plc and Charterhouse Japhet plc. He is a Non-executive Director of ICAP plc, Computacenter plc, Kiln plc and Hornby plc. He is a member of the Audit Committee and the Nominations Committee.



Rod Kent

Chairman

Rod (age 57) joined the Board in September 2002 and became Chairman in November 2002. He was Managing Director of Close Brothers for some 28 years, during which time he led the management buy-out in 1979 and took the company public in 1984; he remains a Non-executive Director of Close Brothers Group plc. He is also Chairman of Grosvenor Limited, a Non-executive Director of Grosvenor Group Limited, Whitbread Group plc and a Trustee of The Esmee Fairbairn Foundation. He is Chairman of the Nominations Committee.



Steven Crawshaw

Group Chief Executive

Steven (age 43) joined Bradford & Bingley from Lloyds TSB in 1999 as Flotation Director before he was appointed to the Board in January 2002, taking responsibility for Group Strategy, HR & IT. He became Managing Director, Lending in January 2003. He was appointed Group Chief Executive in March 2004.

Directors' service contracts

Steven Crawshaw has a service contract with an entitlement to 12 months' notice. Rod Kent and Nicholas Cosh do not have service contracts.

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting ('AGM' or the 'Meeting') of Bradford & Bingley plc (the 'Company') will be held at the Cedar Court Hotel, Mayo Avenue, off Rooley Lane, Bradford, West Yorkshire, BD5 8HZ at 11.00 a.m. on Tuesday 26 April 2005.

Ordinary business

1. To receive the Report of the Directors and the Accounts for the year ended 31 December 2004, together with the Report of the auditors thereon.
2. To approve the Directors' Remuneration Report, as set out in the Annual Report & Accounts 2004, for the year ended 31 December 2004.
3. To declare a final dividend of 11.4 pence per Ordinary Share.
4. To re-appoint Rod Kent as a Director.
5. To re-appoint Nicholas Cosh as a Director.
6. To re-appoint Steven Crawshaw as a Director.
7. To re-appoint KPMG Audit Plc as auditor.
8. To authorise the Directors to determine the auditor's remuneration.

Special business

To consider and, if thought fit, to pass the resolutions set out below, of which Resolution 9 will be proposed as an ordinary resolution and Resolutions 10 and 11 will be proposed as special resolutions.

9. THAT the Directors of the Company be and they are hereby generally and unconditionally authorised in accordance with Section 80 of the Companies Act 1985 (the 'Act'), to exercise all the powers of the Company to allot relevant securities (as defined in Section 80(2) of the Act) up to an aggregate nominal amount of £50,000,000 provided that this authority shall expire on 25 April 2010, save that the Company may, at any time prior to the expiry of such authority, make offers or agreements which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities pursuant to any such offer or agreement as if this authority had not expired.

10. THAT the Directors be and they are hereby empowered pursuant to Section 95 of the Companies Act 1985 (the 'Act') to allot equity securities within the meaning of Section 94 of the Act for cash pursuant to the authority conferred by Resolution 9 above or by way of sale of treasury shares for the period to 25 April 2010 as if Section 89(1) of the Act did not apply to such allotment but limiting such power to:

    (a) the allotment of equity securities in connection with a rights issue, open offer or other offer of securities in favour of the holders of ordinary shares of 25 pence each in the Company ('Ordinary Shares') on the register of members at such record date(s) as the Directors may determine where the equity securities respectively attributable to the interests of the ordinary shareholders are proportionate (as nearly as may be) to the respective numbers of Ordinary Shares in the Company held or deemed to be held by them on any such record dates, subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with treasury shares, fractional entitlements or legal or practical problems arising under the laws of any overseas territory or the requirements of any regulatory body or stock exchange or by virtue of the shares being represented by depositary receipts or any other matter whatever; and

    (b) the allotment (otherwise than pursuant to (a) above) to any person or persons of equity securities up to an aggregate nominal amount of £7,926,000;

    save that the Company shall be entitled to make offers or agreements before the expiry of such power which would or might require equity securities to be allotted after such expiry and the Directors shall be entitled to allot equity securities pursuant to any such offer or agreement as if the power conferred hereby had not expired.

11. THAT the Company be generally and unconditionally authorised for the purposes of Section 166 of the Companies Act 1985 (the 'Act') to make market purchases (within the meaning of Section 163(3) of the Act) of Ordinary Shares provided that:

    (a) the maximum number of Ordinary Shares authorised to be acquired is 63,400,000;
    (b) the minimum price which may be paid for an Ordinary Share is 25 pence;
    (c) the maximum price which may be paid for an Ordinary Share is an amount equal to 105% of the average of the middle market quotations for an Ordinary Share as derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day on which that Ordinary Share is contracted to be purchased (exclusive of associated expenses);
    (d) the authority hereby conferred shall expire at the conclusion of the next AGM of the Company or 18 months from the date of this Resolution, whichever is the earlier; and
    (e) the Company may make a contract to purchase its Ordinary Shares under this authority before the expiry of the authority, which will or may be completed wholly or partly thereafter, and a purchase of shares may be made in pursuance of any such contract.

By order of the Board
Alan Shankley
Company Secretary
28 February 2005

Notes

None of the Directors seeking re-appointment is a member of the Remuneration Committee. Information about the Directors seeking re-appointment is included on page 3.

Please read the explanatory notes to the Notice of Meeting on page 1 and the notes on the voting form.

Shareholders may attend and vote at the Meeting in person or may alternatively vote by post or electronically. See the details about appointing a proxy or proxies to vote on your behalf on the notes on your voting form. Shareholders wishing to appoint a proxy or proxies using CREST should refer to the notes included on the proxy voting form.

Bradford & Bingley plc

This booklet contains information for the holders of ordinary shares of 25 pence ('Ordinary Shares') in the capital of the Company (including those holding shares in the Bradford & Bingley Nominee Account). The formal notice of our AGM starts on page 2 of this document.

Explanatory notes

The AGM will cover eight items of Ordinary Business (Resolutions 1-8) and three items of Special Business (Resolutions 9, 10 and 11).

Ordinary business

Resolutions to receive the Annual Report & Accounts, approve the Directors' Remuneration Report, approve the final dividend, re-appoint Directors and to re-appoint as well as to determine the remuneration of the auditor will be proposed as ordinary resolutions. To pass these resolutions more than 50% of the votes cast on each resolution must be in favour.

Special business

Resolution 9 will be proposed as an ordinary resolution and Resolutions 10 and 11 will be proposed as special resolutions. To pass special resolutions more than 75% of the votes cast on the resolution must be in favour.

Resolution 9 - Authority to allot shares

The aim of Resolution 9 is to renew the Directors' authority to issue shares over the next five years up to an aggregate nominal value of £50,000,000 which represents 31% of the total ordinary share capital in issue as at 2 February 2005. At present the Directors have no specific plans to issue shares, other than in respect of employee share plans, but the authority will enable them to act at short notice without the need to hold an extraordinary general meeting.

Resolution 10 - Disapplication of pre-emption rights

If Directors wish to issue shares they have to abide by the statutory pre-emption right in the Companies Act 1985 (the 'Act'). This means that Directors have to offer any shares they want to issue to existing shareholders first. Because this would introduce practical difficulties where the number of shares to be issued was small (for example in the case of shares issued to a member of staff relating to an employee share scheme or shares to be issued as part of the consideration to buy a small company) the Act allows the statutory pre-emption right to be disapplied in limited circumstances. Resolution 10 is seeking to give the Directors authority to disapply the statutory pre-emption where, inter alia, the share issue relates to a "rights" issue (in which case all shareholders would be made an offer to participate anyway) or where allotment is limited to shares having a maximum aggregate nominal value of 7,926,000 which is equivalent to 5% of the Company's issued ordinary share capital as at 2 February 2005. Under the rules of the UK Listing Authority, this approval may remain in force so long as the general authority to issue shares (Resolution 9) remains in force and, subject to shareholder approval, this will be five years.

Resolution 11 - Approval of market purchases of ordinary shares

The Act permits a company to purchase its own shares provided that the purchase has been authorised by the company at general meetings. It is common practice for listed companies to seek such authority and the Directors are proposing Resolution 11 as they consider that it is prudent to seek a renewal of the authority given by shareholders at the AGM in 2004.

Resolution 11, if passed, would give the Company the authority to purchase its own issued Ordinary Shares each at a price of not less than 25 pence per share and not more than 5% above the average of the middle market quotations of the Company's shares as shown in the London Stock Exchange Daily Official List for the five business days before the purchase is made. The authority is for the purchase of a maximum number of 63,400,000 shares, being approximately 10% of the Company's issued share capital as at 2 February 2005, and will expire at the conclusion of the next AGM of the Company or 18 months from the date of the Resolution, whichever is the earlier. The total number of employee share options to subscribe for Ordinary Shares outstanding as at 2 February 2005 was 11.8 million, representing approximately 1.86% of the issued share capital of the Company at that date. If the authority to buy back shares under this resolution was exercised in full, the total number of options to subscribe for Ordinary Shares outstanding as at 2 February 2005 would represent approximately 2.06% of the issued share capital. The obligations of the Company in respect of Ordinary Shares issuable under employee share options outstanding are partly hedged by the Company's employee share ownership trusts, details of which can be found in the Annual Report & Accounts 2004.

The Directors would only propose to exercise their authority to make purchases where the expected effect of the purchase would be to increase earnings per share of the remaining Ordinary Shares in the capital of the Company and, having reviewed the overall financial position of the Company, such purchases were considered to be in the best interests of the Company. Any Ordinary Shares purchased under this authority will be either treated as cancelled, and the number of Ordinary Shares in issue reduced accordingly, or held as treasury shares. The treasury share regulations allow listed companies, with authorisation from shareholders, to buy and then hold their own shares in treasury instead of cancelling them immediately. Shares purchased under this authority can in the future be cancelled, re-sold or used to provide shares for employee share schemes.

The Directors presently intend that a resolution to renew this authority will be proposed at the AGM in 2006.

The Meeting

Place and time

Venue: Cedar Court Hotel, Mayo Avenue, off Rooley Lane, Bradford, West Yorkshire, BD5 8HZ
Date: Tuesday 26 April 2005
Time: 11.00 a.m.

Doors will open at 10.00 a.m. and refreshments will be available before the Meeting starts.

Who may attend?

Holders of Ordinary Shares in the Company or their proxies may attend the Meeting. Also those holding shares in the Bradford & Bingley Nominee Account who have completed their voting form asking to be appointed as Computershare Company Nominees Limited's proxy may attend. Non-shareholders who are accompanying shareholders will be admitted at the discretion of the Company.

If you sell or transfer your shares before the date of the Meeting you will not generally be able to attend the Meeting. Please see the notes on your voting form.

Admission

You will be asked to show your attendance slip (enclosed with this pack) and not having it available will delay your admission. On admission you will receive a voting card in exchange for your attendance slip. If you have been appointed as a shareholder's proxy, please make this known to the admission staff.

Security

There will be security checks at the entrance to the venue. We ask you not to bring any cameras, recording equipment or laptop computers and that mobile phones be switched off during the Meeting.

Shareholders with disabilities

There will be an induction loop and sign language interpreter in the auditorium. Access will be available for shareholders who use a wheelchair. Stewards will be available in the room to assist if required.

Asking questions at the Meeting

During the Meeting the Chairman will give shareholders or their proxies the opportunity to ask questions.

Smoking

Smoking will not be permitted at the venue.

Location

How to get there:

If you travel by car:

At the end of the M606, take the third exit off the roundabout – A6177, Mayo Avenue – towards Bradford. Take the first right turn at the traffic lights and the hotel is situated in front of you. Car parking facilities are available.

If you travel by public transport:

The hotel is situated approximately two miles outside Bradford city centre. The train links from Leeds and other towns and cities come into Bradford city centre. The 624 and 614 buses depart from the city centre and their routes take them past the hotel.



A641
BRADFORD
A650
WAKEFIELD
ROAD
A6177
LEEDS
BRADFORD
AIRPORT
CHASE
WAY
A6177
ROOLEY LANE
CEDAR COURT
HOTEL
A6177
MAYO AVENUE
GOLF
COURSE
M62
LEEDS
ROOLEY AVE
M606
BRADFORD
ODSAL
STADIUM
BRADFORD
ROAD
A6036
A58
WHITEHALL
ROAD
JUNCTION
26
M62
MANCHESTER

Shareholder Helpline: 0870 703 0003
Website: www.bbg.co.uk
Email: enquiries@bbg.co.uk

The paper used for this document comes from sustainable paper sources and is elementally chlorine free.

Bradford & Bingley

DM00085K

Operating highlights

Profit before tax and exceptionals up 6% to £280.2 million



231.4
253.1
273.2
264.0
280.2
00
01
02
03
04

Profit before tax down to £105.3 million



158.7
234.4
240.6
264.0
105.3
00
01
02
03
04

Lending balances increased by 12% to £28.9 billion



19.7
18.7
20.5
25.9
28.9
00
01
02
03
04

Earnings per share before exceptionals up 8% to 31.0 pence



22.0
26.0
29.3
28.8
31.0
00
01
02
03
04

Full year dividend up 4% to 17.1 pence



3.6
13.0
14.8
16.5
17.1
00
01
02
03
04


Chairman's statement





"The Group has a clear strategy and an appropriate structure. After an eventful year in 2004, 2005 offers great opportunity to build value for the future."

Rod Kent Chairman

2004 was an eventful year in the development of the Bradford & Bingley Group. A new Group Chief Executive was appointed in March and, following a strategic review, five non-core businesses were sold and a programme to cut costs by £40 million was initiated. Performance of the continuing core businesses was satisfactory. Profit before tax and exceptional items increased 6% to £280.2 million and earnings per share before exceptional items increased 8% to 31.0 pence per share.

There has been a cost attached to this reorganisation amounting to £174.9 million reducing the profits before taxation after these costs to £105.3 million. Much of this represents goodwill being written off, consequently the impact on our regulatory capital is comparatively small. The Board is confident that the short-term pain of these one-off exceptional costs will be rapidly offset by the substantial cost savings and better quality earnings in the future.

Steven Crawshaw was appointed Group Chief Executive in March, following the departure of the previous Group Chief Executive. Steven's five years with the Group, including his two years as Managing Director of Lending and Savings, preceded by his eight years of experience in the mortgage industry, make him very well equipped to lead the Company. In May the Board announced the outcome of its strategic review concluding with the aim to simplify and change the future direction of the Group.

The main conclusions of this were to dispose of our non-core businesses, to continue the emphasis of our lending on the specialist segments of the residential and other property markets, to refocus and simplify our retail branch-based business and to reduce costs in the core business by £40 million.

Dividend

The Board is pleased to propose a final dividend of 11.4 pence per share for payment on 6 May 2005 to shareholders on the register as at 29 March 2005. If approved, the full year dividend for 2004 will be 17.1 pence per share, an increase of 4% (2003: 16.5 pence).

Lending

Our total managed lending balances increased 12% to £28.9 billion (2003: £25.9 billion) and total new lending was a healthy £9.2 billion (2003: £9.9 billion) including acquired assets.

Growth was primarily driven by the residential lending business where we have continued to build upon our strong position in several specialist segments of the market.

Lending income and profit both showed satisfactory growth, although Group net interest margin continued to decline mainly driven by narrower liability spreads as the Group's funding base was deliberately diversified and strengthened.

Our arrears have continued to be very low by historical standards. Our arrears performance compares well to overall industry statistics for the book as a whole and in our buy-to-let portfolio.

Balance Sheet and Capital

We have increased our access to funding from the secured markets successfully launching a €2 billion covered bond and establishing a master trust securitisation programme in 2004. These new funding platforms significantly enhance our ability to source funding from new and highly liquid financial markets.


SEC MAIL PROCESSING
RECEIVED
MAR 2 8 2005
WASH, D.C. 202 SECTION

We will continue to balance our funding needs from traditional wholesale sources, the secured funding markets and by growing our savings balances in 2005.

The Group remains well capitalised and capital ratios are within target ranges.

Retail branch business

In our Retail branches we have started to simplify and enhance our customer proposition. We are looking to improve sales procedures, product ranges, back office processes and profitability.

Our new partnership with Legal & General is an important step in the development of this business. The combination of their experience and comprehensive product range, alongside that within our branches, gives our customers better provision of investment and protection products and improves overall profitability for the Group.

Our branch-based mortgage broking business is now operating under the new Financial Services Authority ('FSA') regulations. We have revamped the size and number of the various panels of lenders and given complete transparency of fee-charging to our customers. The trading name of MarketPlace has been dropped.

We have re-energised our retail Savings business, raising the profile of our product range. In October we launched a new internet based deposit account which has been very successful. Overall, Savings balances grew by £1.1 billion over the year, the first significant progression since the flotation in 2000.

Regulation

In regulatory terms, 2004 was a particularly significant year with the FSA taking responsibility for mortgage regulation from the 31 October, a challenge the Group passed through smoothly.

The increasingly complex regulatory landscape is an inescapable part of life as a financial services organisation. Despite simplification of the business, regulatory requirements will continue to put pressure on costs and absorb management time.

We were fined £650,000 by the FSA because of non-compliant selling practices regarding the sale of investment bonds by our Independent Financial Advisers. We have redoubled our efforts to ensure that we are fully compliant in future with all requirements. The simplification of our business should help in this regard.

We are continuing to prepare for the forthcoming consequences of adopting International Financial Reporting Standards. We will communicate with the market as appropriate during 2005 to discuss the changes to the financial accounts but, at the moment, do not believe the overall impact on earnings or capital will be material.

Board

In March, Christopher Rodrigues resigned as Group Chief Executive to become CEO of Visa International. I would like to express my thanks to Christopher for his eight years of service during which time the Group became a plc.

Following the decision to sell the non-core businesses, Ian Darby resigned from the Board in August. After continuing in his role as Commercial Director, he will be leaving the Group in August 2005. We thank him for his contribution to the Group. The Board now consists of myself as Chairman, five Non-Executive directors and three Executive directors.

People

The sale of five businesses, accounting for roughly half of the Group's workforce, and the onset of cost cutting measures have meant a difficult time for employees in many parts of the business.

The professionalism of our people has shone through during the year and is evidenced by the smooth running of the core businesses, the swift conclusion of the sale processes and good progress in meeting cost targets.

Outlook

The Group is starting 2005 stronger and fitter after the hard work carried out in 2004. We have a clear strategy and an appropriate structure. We are expecting the mortgage and housing markets to moderate from the exceptionally strong conditions seen in 2003 and 2004. Fundamentals in the secured lending market are strong and we expect to show continued growth in Lending. Our branch-based Retail business offers good growth potential from a relatively low base and we will continue to improve our customer proposition. 2005 offers great opportunities to build value for the future.

Rod Kent
Chairman

Group Chief Executive's review



"We have started 2005 with a simpler business focused on our core lending and retail banking operations. Our hard work in 2004 has given us a stronger, healthier base for building future growth."

Steven Crawshaw Group Chief Executive

I was delighted to be appointed Group Chief Executive by the Board in March. Following my appointment I immediately instigated a fundamental strategic review to look at the shape of the Group, the changing nature of our operating environment and how best to create value for shareholders in the future. The conclusions of this review were announced to the market in May and revolved around the main theme of building a simpler, stronger, more profitable business. In order to do this I concluded the Group should:

- continue to develop a strong specialist Lending business;
- refocus and grow its branch-based Retail business;
- dispose of businesses not core to its operations; and
- reduce costs in the core business.

I felt the need for decisive action to be taken which included the decision to dispose of businesses that had formed part of the strategy of the organisation since before the float in 2000.

Although the non-core businesses held strong positions in their respective markets they were characterised by a number of factors that did not meet with our objectives of building a simpler, stronger business. These included high cost gearing, high earnings volatility, insufficient scalability and insufficient synergy with the rest of the Group. In addition, these businesses consumed management and operational time far in excess of their relative profit contribution.

We recognise cost cutting alone is not the path to a strong, sustainable business. Therefore, we will continue to invest in the Group where we believe we can generate growth and value.

We made rapid progress in 2004. This is a tribute to the hard work put in across the Group during what was, at times, a very challenging period in many parts of our business.

Lending

We have continued to build on our core proposition of lending focused on profitable segments of the secured lending market. We believe that good growth and attractive margins are available in these markets and, by balancing innovative product design with prudent risk management, Bradford & Bingley can continue to prosper.

Our balance sheet has continued to show healthy growth with total managed lending balances growing 12% to £28.9 billion (2003: £25.9 billion). Total new lending during 2004 was slightly below the unusually high levels in 2003 when we took advantage of buoyant conditions to add scale to the balance sheet. This year new advances were £9.2 billion (2003: £9.9 billion) including acquired assets.

Residential managed loan balances increased 14% to £23.6 billion (2003: £20.7 billion) and total new residential lending was flat at £7.7

billion (2003: £7.7 billion). Residential loans accounted for 84% of total new lending in 2004 (2003: 78%).

Gross residential lending in the second half of the year was impacted by the deceleration in the market in the fourth quarter and disruption surrounding the implementation of mortgage regulation. We ran down our pipelines in preparation for mortgage regulation to ensure a smooth transfer to a new mortgage system on the 31 October and to allow the intermediary community to adjust to the new environment.

We maintained our margins and credit quality requirements in the second half, preferring to take on high quality loans rather than push for volume as the market slowed. We also took action to organise our Lending business in preparation for the reduced levels of business we are expecting in the near term. A slight decline in the volume of portfolio acquisitions to £1.3 billion (2003: £1.4 billion), and lower volumes of new lending on the former building society book (2004: £0.2 billion; 2003: £0.4 billion) also contributed to more normal levels of residential lending growth than we saw in 2003.

We have a strong track record in the secured lending market and, in particular, in specialist mortgage products. In 2004 our market share was 21.8% of the buy-to let market (2003: 24.6%) and we maintained our position in the self-cert market. We have also continued to build our new 'Lifetime' equity release product and achieved a market share of around 14.1%, consolidating our position as one of the leading players in this rapidly growing area.

Commercial and Housing Association lending balances increased slightly to £5.3 billion (2003: £5.2 billion) whilst new loans fell to £1.5 billion (2003: £2.2 billion). This segment of our book accounted for 16% of total new lending in 2004 (2003: 22%). During 2004 the Commercial market was very competitive. Consequently, we pulled back from making loans where margins were compressed to below the level that we believe to be in the best interest of our shareholders. However, we remain active in the commercial property finance field and will continue to take opportunities to lend profitably in the future. Margins on new lending were maintained during the year. This, together with the benefit of continued balance sheet growth, generated Lending income growth of 7% to £314.3 million (2003: £294.6 million) and profit before tax growth of 9% to £249.6 million. However Group net interest margin declined 23bp to 132bp (2003: 155bp) due to the impact of changes in the mix of assets and liabilities on the balance sheet as newer balances replaced the mature elements of our book and as we deliberately diversified our sources of funding.

During the last few years, arrears and repossessions have been at unprecedentedly low levels. In 2004 the level of arrears increased, reflecting the tightening in the interest rate environment. However, the number of loans more than three months in arrears at the year end still remains extremely low by historical standards at 0.77% of loans outstanding by number across the whole book and similarly at only 0.52% for the buy-to-let portfolio (2003: 0.99% and 0.25% respectively). This compares favourably with Council of Mortgage Lenders statistics for the market as a whole of 0.82% and 0.63% for buy-to-let. Our arrears and bad debts remain low due to the high quality of the Group's loan collateral, lending policies, underwriting procedures and collections processes.

Loan-to-value ('LTV') ratios on new residential lending continue to be conservative at 74% (2003: 77%) and the LTV ratio across the whole book has increased slightly to 67% on an original basis and 45% on an indexed basis (2003: 66% and 45% respectively). Income multiples on new lending have also remained conservative with averages of 2.6x single income and 2.2x joint income (2003: 2.5x and 2.2x respectively).

Because of the extremely low levels of arrears across the loan portfolio together with recoveries against old loans that were previously written off, the Group has had a small release from provisions for bad and doubtful debts of £2.0 million (2003: £6.6 million charge). We maintain a conservative stance towards provisioning seeking to ensure cover against all identifiable, potential losses. Residential bad debt provisions represent 0.21% of managed residential assets (2003: 0.27%).

Balance Sheet and Capital

Income from Treasury & Reserves decreased 16% to £54.9 million (2003: £65.7 million) and profit before tax decreased 19% to £46.7 million (2003: £57.6 million). The combination of increasing interest rates and our rising cost of funding has constrained earnings in this part of the Group during 2004. Total assets increased 10% to £35.5 billion (2003: £32.2 billion) reflecting the growth in lending balances. This has been funded by retail deposit growth, secured and traditional wholesale markets.

Our strategy is to diversify our funding to promote a stronger balance sheet in the medium-term. During 2004 we increased our Savings product range and made a meaningful addition to balances for the first time since the Company floated. We have also entered new secured funding markets. We issued €2 billion of covered bonds in May and established a master trust securitisation programme in October with a £9 billion pool of mortgages, against which we have already borrowed £2 billion. We intend this programme to form a substantial element of our funding plans in the future. These growth areas supplement our active international fundraising activity in the

Group Chief Executive's review

wholesale markets. Although beneficial to the structure and stability of the balance sheet in the medium-term, our greater use of the secured and retail markets has increased the total cost of funding across the Group in the short term.

Our capital position remains strong with a Tier 1 ratio of 7.3% and a total capital ratio of 13.1% (2003: 7.7% and 14.0% respectively).

Retail
Our Retail business has two key elements:

- Savings: providing a range of our own Savings products, both in the branch and through direct channels, and

- Core Distribution: providing a wide range of our own and other companies' financial services products mainly through our branch network, but also through direct channels.

In combination, these two business areas have performed well in 2004 generating a substantial 35% increase in profit before tax to £59.6 million (2003: £44.2 million). This has been driven by profitability and from simplifying the business.

Our Savings business showed good performance with net balance growth of £1.1 billion arising from our reinvigoration of this business. We have become more competitive and have raised our profile in the market. This is the first meaningful growth in balances since the float and our new internet savings channel was an important part of this growth. Savings income increased 6% to £121.0 million (2003: £114.2 million) and profit before tax increased 35% to £32.5 million (2003: £24.0 million).

The refocus and simplification of our core Distribution business included a reorganisation of branch management structures, simplification of sales processes, performance management of low productivity advisers and sale of the non-core businesses. Profit before tax and exceptional items increased by 34% to £27.1 million (2003: £20.2 million).

The investment and insurance agreement we announced with Legal & General in November anticipated the opportunities open to the Group under the new regulatory regime. This innovative agreement moved the Group away from being an independent financial adviser. This, together with the simplification of our continuing branch-based mortgage broking business announced in January 2005 has helped to reduce the complexity and risk in the sales process.

There is still a lot of work to be done in the Retail division over the course of 2005, but I am confident that we will be able to grow from our current, small base. However, this business will always be a smaller component of the Group than Lending.

Disposals
During the strategic review the Board concluded that the property services businesses (Estate Agency and SecureMove), Charcol and the smaller mid-to-high net worth IFA businesses (Charcol Holden Meehan and Charcol Aitchison & Colegrave) were not core to the Group's operations and should be sold.

We began to look for new owners for these businesses in May. The disposal programme was concluded with the sale of Charcol in December. The sales were conducted swiftly and we achieved reasonable value for each of them given their performance and current market circumstances. Exceptional costs of £20.3 million and a loss on sale of £123.2 million, mainly the write-off of the associated goodwill, have been incurred in 2004.

The non-core businesses contributed income of £139.0 million while they remained part of the Group (2003: £162.8 million) and made a loss before exceptional items of £8.3 million (2003: loss of £9.8 million). At the start of 2004 these businesses employed 3,670 people, almost half of the Group's total. Reducing the number of employees by this order of magnitude provides the opportunity to simplify support functions across the Group.

Costs
A rigorous review of costs identified substantial opportunities to reduce expenditure in the core businesses by the end of 2005. The Group is on track to remove £35 million of expenditure in 2005, rising to £40 million in 2006 (at 2004 prices and volumes). Part of the one-off exceptional costs of £31.4 million incurred in 2004 arises due to actions taken to reduce operating costs.

In addition to these cost initiatives, a further £10 million annual cost saving is expected to be realised from the partnership with Legal & General announced in November.

The majority of the cost savings identified are realisable as a consequence of simplifying the organisation around fewer lines of business, a smaller central overhead and more efficient operation of front and back office processes. The number of employees in the core business has reduced, as expected, from 3,781 to 3,152 employees. Cost control activities should not impact our plans for growth, the Lending and Retail businesses will be the least affected.

Group Services operating costs showed an increase of 11% to £77.0m (2003: £69.6m). This was driven by increased activity in the Group centre related to the disposal processes, cost cutting initiatives, and an increase in the costs of processing claims and compensation payments for sales made in the past by our independent advisory business. We expect our move away



Our Retail business

Our Retail business has two key elements, Savings and Distribution:

- Savings develops and sells our own competitive range of deposit based investment products through 300 branches, online and via post/telephone.
- the Distribution business offers its customers a wide choice of financial services products through the branch network and direct channels. B&B has the UK's leading mortgage broking business and also offers a wide choice of highly competitive products from a range of providers including general insurance, wealth and personal loan products, which are provided by third parties. Investment and protection products are provided by Legal & General.




Welcome


Bradford & Bingley

"2004 has been a year for simplifying the Retail business and laying the foundations for future growth"

Paul Saxton Managing Director, Retail

Group Chief Executive's review

from providing independent advice to a simpler, multi-tied proposition will generate marked improvements which, together with the other cost measures already taken, will improve performance in 2005.

Market outlook

Lead indicators and current trading show the housing market is slowing from the unusually strong rates of growth experienced in the last few years, as five consecutive increases in the Bank of England's base rate have started to take effect. We welcome this deceleration from the unsustainable levels of growth experienced in the last few years.

We anticipate that the housing market will move into a period of consolidation with reduced house price inflation and transaction volumes for the next couple of years.

Housing market fundamentals however remain strong. Interest rates and unemployment are both likely to remain at historically low levels, real household incomes should continue to grow and housing demand is likely to outstrip supply into the medium-term.

Low debt servicing costs mean that mortgage affordability remains good and whilst we have seen some signs of arrears rising, we do not expect to see any material deterioration in the near-term.

As house prices stabilise, rental levels are rising in most parts of the country, tenant demand has been sustained and rental yields are hardening. We believe that these factors, together with promised pension benefits, will support the underlying level of demand in the buy-to-let market.

Demographic indicators are positive for our chosen markets. Household formation is rising, flexibility in the labour market is increasing, the pension crisis shows no sign of ending and the Government is maintaining its ambitions for further education. All these indicators support continued and sustainable growth of the buy-to-let, self-cert and lifetime segments of the mortgage market.

Business outlook

We completed a great deal of groundwork in 2004 and have significantly changed the shape and size of the Group for the better and grown profits in the core business along the way.

Our challenge in 2005 is to continue the work we started in 2004 and to build on the stable foundations we have established for future growth.

We will need to continue to grow our Lending business and rebuild our pipeline, to take forward the development of our branch-based Retail business, to maintain the momentum achieved in Savings, and to keep control of costs.

The aim of these goals is to create a simpler, stronger business that is better for our shareholders and customers.

Steven Crawshaw
Group Chief Executive

Group Finance Director's review



"We are pleased to have increased profits in our core Lending and Retail businesses."

Rosemary Thorne Group Finance Director

Summary

Group profit before tax and exceptional items increased by 6% in 2004 to £280.2 million from £264.0 million. Exceptional items include £51.7 million exceptional costs and £123.2 million loss on sale. After exceptional items, profit before tax was £105.3 million (2003: £264.0 million).

The increase in profit before exceptional items has been delivered through continued strong performance in our core Lending and Retail businesses and the initial impact of wide-ranging cost reductions across the Group. A small increase in net interest income to £447.1 million was outweighed by a fall in non-interest income, mainly due to the disposal of the non-core businesses (described as discontinued operations in these financial statements). As a result, total income decreased by £23.0 million to £715.2 million. Operating costs decreased by £30.6 million to £437.0 million and the net release from provisions for bad debts of £2.0 million reflected recoveries and on-going low arrears in our mortgage portfolio.

During 2004 we have implemented significant changes to simplify the Group by selling the non-core businesses and working to reduce costs in our core operations. We have incurred exceptional costs of £31.4 million in the core business and £20.3 million in the non-core businesses. The sale of the non-core businesses also resulted in a loss of £123.2 million. After these exceptional items, Group profit before tax was £105.3 million compared to £264.0 million in 2003. The Group's total tax charge reduced by £9.1 million before the exceptional tax credit in 2003. Before the impact of exceptional items, basic earnings per share increased to 31.0 pence from 28.8 pence and return on equity rose to 16.4% from 15.1%. Basic earnings per share fell to 5.2 pence per share from 32.4 pence per share from the combined effects of

Summary Profit & Loss

	Continuing (core) Operations 2004	Discontinued (non-core) Operations 2004	Total Operations 2004	Continuing (core) Operations 2003	Discontinued (non-core) Operations 2003	Total Operations 2003
	£m	£m	£m	£m	£m	£m
Net interest income	447.1	–	447.1	435.5	0.1	435.6
Non-interest income	129.1	139.0	268.1	139.9	162.7	302.6
Total income	576.2	139.0	715.2	575.4	162.8	738.2
Operating costs	(289.7)	(147.3)	(437.0)	(295.0)	(172.6)	(467.6)
Bad debt provision	2.0	–	2.0	(6.6)	–	(6.6)
Profit/(loss) before tax and exceptionals	288.5	(8.3)	280.2	273.8	(9.8)	264.0
Exceptional costs	(31.4)	(20.3)	(51.7)	–	–	–
Loss on sale of operations	–	(123.2)	(123.2)	–	–	–
Profit/(loss) before tax	257.1	(151.8)	105.3	273.8	(9.8)	264.0
Corporation tax			(63.4)			(72.5)
Exceptional tax credit			–			22.9
Profit after tax			41.9			214.4
Minority interest (non-equity)			(9.7)			(9.7)
Profit attributable to shareholders			32.2			204.7

Group Finance Director's review

Group key indicators	2004	2003
	%	%
Net interest margin	**1.32**	1.55
Non-interest income/total income	**37.5**	41.0
Cost*/income	**61.1**	63.3
Cost*/income (continuing operations)	**50.3**	51.3
Return on equity before exceptionals	**16.4**	15.1
Return on equity after exceptionals	**3.4**	16.9
	p	p
Basic EPS before exceptional tems	**31.0**	28.8
Basic EPS	**5.2**	32.4
Dividend per share	**17.1**	16.5

* before exceptional items

an exceptional tax credit in 2003 and the impact of the exceptional items incurred in 2004.

Net interest income

Net interest income increased by 3% to £447.1 million. Growth in average interest-bearing assets of 20% to £33.8 billion has been key to this increase. Group net interest margin fell to 1.32% in 2004 from 1.55% in 2003 reflecting changes in the mix of assets and liabilities.

Net interest income	2004	2003
	£m	£m
Net interest income	**447.1**	435.6
Average balances		
Interest-earning assets ('IEA')	**33,800**	28,186
Financed by:		
Interest-bearing liabilities	**32,428**	26,938
Interest-free liabilities	**1,372**	1,248

Average rates	2004	2003
	%	%
Gross yield on average IEA	**5.28**	5.07
Cost of interest-bearing liabilities	**(4.12)**	(3.68)
Interest spread	**1.16**	1.39
Interest-free liabilities	**0.16**	0.16
Net interest margin on average IEA	**1.32**	1.55
Average bank base rate	**4.36**	3.69
Average 3-month Libor	**4.64**	3.73

We saw continued growth in Lending with managed assets growing by 12% to £28.9 billion. This, combined with the benefit of strong growth in previous years, led to a substantial improvement in income from this part of the business.

Balances in our Savings business increased by £1.1 billion. This increase, combined with rising interest rates in the second half of the year, led to an improvement in interest income from Savings of £7.3 million in 2004.

Our Treasury business maintained higher levels of liquidity throughout the year to provide stable short-term balance sheet financing. In addition, rising interest rates increased the cost of short-term funding and allowed fewer opportunities for advantageous hedging positions. Consequently, interest income from this area was lower.

In an environment of rising interest rates, the yield on interest-earning assets grew by 21 basis points to 5.28%. However, our strategy to diversify and strengthen the funding base by increasing secured and retail funding, alongside a small increase in the cost of wholesale funding, all contributed to the cost of interest-bearing liabilities increasing by 44 basis points to 4.12%. As a result, interest spread declined by 23 basis points to 1.16%.

Non-interest income

The Group divested the five non-core businesses between September and December. The loss of these businesses is the main driver of the fall in non-interest income of 11% to £268.1 million. Within this total, income from the businesses that were sold fell by 15% to £139.0 million. Income within our retained core businesses fell by 8% to £129.1 million, reflecting slower growth in these markets.

Mortgage broking income fell to £19.3 million from £25.1 million in our core business and by 36% to £28.9 million in the discontinued business. Encouragingly, income in the core business increased in the difficult conditions of the second half of 2004 compared with the first half reflecting the improvements made in that area.

Investment sales and income fell by 8%, arresting the sharp declines in previous years though investors showed continued reluctance to invest in equity based products, the fall can partly be attributed to the impact of a change in our

Non-interest income

	Continuing (core) Operations 2004	**Discontinued (non-core) Operations 2004**	**Total Operations 2004**	Continuing (core) Operations 2003	Discontinued (non-core) Operations 2003	Total Operations 2003
	£m	£m	£m	£m	£m	£m
Mortgage broking related	**19.3**	**28.9**	**48.2**	25.1	45.2	70.3
Investment related	**35.0**	**5.5**	**40.5**	41.1	2.7	43.8
General insurance	**19.6**	**0.2**	**19.8**	21.2	0.4	21.6
Other financial services	**2.5**	**0.7**	**3.2**	–	–	–
Financial services	**76.4**	**35.3**	**111.7**	87.4	48.3	135.7
Property services	**–**	**103.7**	**103.7**	–	114.4	114.4
Lending related	**41.6**	**–**	**41.6**	37.0	–	37.0
Other	**11.1**	**–**	**11.1**	15.5	–	15.5
Total	**129.1**	**139.0**	**268.1**	139.9	162.7	302.6

approach to this market. We have moved away from providing independent advice to a simpler proposition. This change required the retraining of our advisers and prevented them being available to customers in the last two months of the year. Whilst reducing income in 2004, this change significantly reduces the risk of compensation claims in the future by simplifying the product proposition through an arrangement to provide investment and protection products in our branches in partnership with Legal & General.

General insurance income fell by 8% to £19.8 million due to lower volumes of business from the reducing number of legacy building society mortgages.

During 2004, other financial services income improved as the initial signs of success were evident from the widening of our product range to include broking of personal loans and credit cards. Commission earned on these sales was £3.2 million in the first year of providing these products, of which £2.5 million was from the core business.

Total Property Services income fell by 9%. This reduction was due to the timing of the sales of these operations to Countrywide plc in October giving only nine months' sales in 2004 compared to the full year 2003.

Lending related income increased to £41.6 million from £37.0 million due to increased income from securitisation vehicles, increased fee income generated from new sales and our larger residential mortgage portfolio.

Other non-interest income fell to £11.1 million from £15.5 million. The largest part of this fall was due to lower income from the sale and leaseback of properties of £6.4 million compared to £8.1 million in 2003.

Operating costs

Operating costs fell by 7%, with the Group cost:income ratio improving to 61.1% from 63.3% and the cost:income ratio in the core business improving to 50.3% from 51.3%.

Staff related costs fell by £19.8 million. This is as a result of the combined effect of reducing the number of people employed in the core business from 3,781 to 3,152 at the end of the year and the sales of the non-core businesses. The cost saving generated by improving the focus and efficiency of the core business will yield further benefits in 2005.

Premises costs declined by 11% to £30.5 million. The main driver of this reduction is again, the business disposals. Marketing and other operating costs were similar year on year for the Group as a whole.

Depreciation costs dropped significantly in the year by 26% mainly due to removal of systems and equipment as part of the restructuring of the business.

The business disposals led to goodwill and premium amortisation reducing by 14% as the Group wrote off the goodwill associated with the discontinuing businesses.

Exceptional items

Exceptional costs of £31.4 million were incurred in continuing operations, of which £7.7 million was due to redundancy costs associated with the cost reduction programme in the core business. The remainder is a provision for potential compensation payments to customers for business written in the past by our independent advisory business.
A further £20.3 million exceptional costs were incurred in discontinued operations. Within this total, £13.4 million is to provide for future compensation claims by customers for business written in the non-core operations. The remainder is the cost of writing off assets that are no longer required as a result of the sale of the non-core businesses.

A loss on sale of £123.2 million was incurred for the non-core business disposals. The surplus of consideration over net assets sold of £9.7 million was offset by goodwill write-offs of

Operating costs

	Continuing (core) Operations 2004	Discontinued (non-core) Operations 2004	Total Operations 2004	Continuing (core) Operations 2003	Discontinued (non-core) Operations 2003	Total Operations 2003
	£m	£m	£m	£m	£m	£m
Staff related	135.9	89.4	225.3	144.6	100.5	245.1
Premises	17.7	12.8	30.5	18.4	16.0	34.4
Marketing	17.1	11.2	28.3	21.0	8.1	29.1
Other operating costs	92.9	33.1	126.0	77.1	48.0	125.1
Depreciation	13.3	0.8	14.1	19.1	–	19.1
Goodwill and premium amortisation	12.8	–	12.8	14.8	–	14.8
	289.7	147.3	437.0	295.0	172.6	467.6
Exceptional items						
Exceptional costs	31.4	20.3	51.7	–	–	–
Loss on sale of operations	–	123.2	123.2	–	–	–
Total	321.1	290.8	611.9	295.0	172.6	467.6

Group Finance Director's review

£107.6 million plus other costs of sale of £25.3 million. These costs included redundancy costs for staff not transferring with the divested businesses, separation and termination costs for IT, property and vehicle contracts and professional fees.

Bad Debt Provision

Reflecting the quality of our lending portfolio, a release of £2.0 million has been made to the Profit and Loss account during 2004. This is due to the low level of arrears across our loan portfolio plus recoveries against balances previously written off as bad debts. The Group continues to take a conservative approach to lending and provisioning.

Total provisions on the balance sheet have reduced in 2004. The amount we set aside to provide against losses in our residential mortgages, securitised mortgages and commercial loan portfolios totals £53.1 million (0.18% of the total lending managed assets), a reduction of £7.6 million overall. The amount of specific provision against loans in arrears decreased by £2.5 million to £3.0 million. This reduction was due to the continuing low levels of arrears and house price inflation in addition to increased recoveries across our loan portfolio. General provisions against the statistical likelihood of losses across all our portfolios have declined overall by £5.1 million, this reduction largely arising within our securitisation vehicles. The low level of provisions is the result of our lending policies and the benign conditions experienced in the markets in which we operate. Despite interest rates increasing in 2004, the market remains stable and the economic conditions favourable.

Taxation

The tax charge for 2004 was different to the standard rate of corporation tax in the UK (30%). The differences are explained in the following table.

Analysis of bad debt provisions

£m	On balance sheet Residential	Commercial	Sub-total	Securitisation vehicles	Total
At 1 January 2004					
General provision	40.9	3.4	44.3	10.9	55.2
Specific provision	4.4	1.1	5.5	–	5.5
Total	45.3	4.5	49.8	10.9	60.7
Transfers	(4.9)	–	(4.9)	4.9	–
Amounts written back	4.7	–	4.7	–	4.7
Profit & Loss Account:					
Increase/(decrease) in provisions	3.9	(0.1)	3.8	(10.3)	(6.5)
Recoveries	(4.8)	(1.0)	(5.8)	–	(5.8)
Total	(0.9)	(1.1)	(2.0)	(10.3)	(12.3)
At 31 December 2004					
General provision	41.3	3.3	44.6	5.5	50.1
Specific provision	2.9	0.1	3.0	–	3.0
Total	44.2	3.4	47.6	5.5	53.1
Bad debt provisions (% assets)					
1 January 2004	0.23	0.09	0.20	1.03	0.23
31 December 2004	0.21	0.06	0.18	0.20	0.18

Taxation

	£m
Profit on ordinary activities multiplied by the standard rate of corporation tax in the UK of 30%	31.6
Effects of:	
Expenses not deductible for tax	3.9
Lower rate on overseas earnings	(3.9)
Adjustments in respect of previous periods	(7.8)
Tax on minority interests (non-equity)	(2.8)
Timing differences	(11.2)
Exceptional costs	5.1
Sale of operations	33.7
Current tax charge for the year	**48.6**
Deferred tax	14.8
Total tax charge for the year	**63.4**

Based upon a profit on ordinary activities before tax and exceptional items of £280.2 million (2003: £264.0 million), the total tax charge is £77.0 million (2003: £72.5 million excluding exceptional tax credit). This equates to an underlying effective tax rate of 27.5% (2003: 27.5%).

Business segment performance

Lending

The Lending business continued to deliver strongly, increasing pre-tax profits by 9% to £249.6 million demonstrating that our selective lending strategy continues to reap rewards.

The balance sheet has continued to show healthy growth with total managed lending balances growing 12% to £28.9 billion (2003: £25.9 billion).

Gross new lending, including book acquisitions, fell by 7% to £9.2 billion with portfolio acquisitions reducing by around £0.1 billion and commercial property advances reducing by £0.7 billion. New residential lending of £7.7 billion was in line with last year.

Total redemptions were £6.1 billion, of which £4.8 billion related to residential lending, a redemption rate of 23.1%. Buy-to-let loans typically have longer average lives and lower redemption rates than traditional mortgages. In 2004 this remains the case, and the redemption rate on our buy-to-let loans was 14.2% compared to 24.5% for the UK mortgage market as a whole. Self-cert loans tend to have a shorter average life of around three years but are priced accordingly. Our standard mortgages continued to redeem at a rate in line with the market as a whole. Commercial property redemptions increased significantly by £0.6 billion, reflecting the competitive nature of the market. Net interest income grew by 6% to £272.7 million as income from our growing mortgage book flowed through. Net interest margin in Lending fell from 1.17% to 1.07% as income from increased balances was partly off-set by margin declines due to increased cost of funds and the on-going decline of the back book. Interest spreads on our selective lending products continued to remain high relative to the majority of the mortgage market.

Increased fee generation from new residential loan origination, higher redemption fees and income from the securitisation vehicles combined to increase non-interest income within the Lending business by 12% to £41.6 million, helping total lending income to grow by 7% to £314.3 million.

Operating costs increased by £6.8 million, mainly due to the cost of changing processes and systems in readiness for mortgage regulation impacts during the final quarter of 2004.

The mix of new lending reflects our commitment to developing the business within niche sectors of the market that provide an attractive risk/reward balance. Residential new lending, including portfolio acquisitions, was split 62% buy-to-let loans, 27% self-cert loans, 9% standard loans with the remaining 2% being other specialist loans (2003: 62%, 20%, 12%, 6% respectively).

Lending	2004 £m	2003 £m
Net interest income	272.7	257.6
Non-interest income	41.6	37.0
Total income	314.3	294.6
Operating costs	(66.7)	(59.9)
Bad debt provision	2.0	(6.6)
Profit before tax	249.6	228.1
Risk weighted assets (£bn)	14.7	14.1

Lending key indicators	2004	2003
Net interest margin (%)	1.07	1.17
Residential book (managed £bn)	23.6	20.7
Residential advances (£bn)	7.7	7.7
Residential redemptions (£bn)	4.8	3.8
Residential redemptions (% opening book)	23.1	22.5
Residential mortgage market share (% new advances)	2.7	2.8
Commercial advances (£bn)	1.5	2.2
Commercial book (£bn)	5.3	5.2

Gross new lending

	other residential	buy-to-let	commercial	£bn
1999	68%	20%	12%	3.6
2000	59%	23%	18%	3.4
2001	41%	31%	28%	3.4
2002	37%	42%	21%	5.8
2003	31%	47%	22%	9.9
2004	36%	48%	16%	9.2

Analysis of lending balances

£m	Residential On balance sheet	Residential Securitised	Residential Total managed	Commercial and Housing Association	Total managed balances
2004					
Opening balances	19,620.8	1,063.1	20,683.9	5,170.7	25,854.6
Advances	7,599.7	55.6	7,655.3	1,496.3	9,151.6
Transfers	(1,776.1)	1,776.1	–	–	–
Redemptions	(4,590.0)	(178.8)	(4,768.8)	(1,369.0)	(6,137.8)
Net addition to book	1,233.6	1,652.9	2,886.5	127.3	3,013.8
Closing book	20,854.4	2,716.0	23,570.4	5,298.0	28,868.4

Group Finance Director's review

Residential managed balances at the year end were split 53% buy-to-let loans, 15% self-cert loans, 26% standard loans with the remaining 6% being other specialist loans (2003: 44%, 10%, 40%, 6% respectively).

Our Commercial Property and Housing Association lending business saw modest growth in 2004. We made the decision in the first half of the year to play a limited role in these markets due to the tough trading conditions as a result of investment funds switching part of their portfolios away from equities into other assets, including property. As a result, redemptions were high in the year at £1.4 billion. New lending activity in the second half helped to increase balances marginally by £0.1 billion in the year. Commercial Property and Housing Association accounted for 16% of new lending and 18% of total managed loan balances.

Residential arrears

The level of arrears remains low. Over the last few years, arrears and bad debts have fallen consistently as interest rates have been reduced to historically low levels, unemployment has been low and house prices have consistently increased. During 2004, bank base rates were increased four times and, despite continued low unemployment and house price increases, arrears have inevitably started to rise. The amount of arrears across our portfolio remains very low and our provisions are adequate to ensure any losses are well contained.

Arrears and possessions	2004	2003
Arrears		
Over 3 months:		
- number of cases	2,042	2,625
- % of total cases	0.65	0.81
- value (£m)	180.7	138.6
- % of book	0.77	0.67
Over 12 months:		
- number of cases	236	513
- % of total cases	0.08	0.16
- value (£m)	17.5	36.1
- % of book	0.07	0.17
Possessions		
- number of cases	110	67
- % of total cases	0.04	0.02
- value (£m)	10.2	4.0
- % of book	0.04	0.02

Treasury and Reserves

Treasury and Reserves income fell in 2004 to £54.9 million. Interest rates rose throughout the year, as a consequence interest earnings on the Group's reserves increased. However the downgrade in the Group's credit rating in the second quarter slightly increased the cost of wholesale funding, lowering earnings. Total funding from the wholesale markets increased during the year, though its percentage of the Group's funding mix remained broadly static at 43%.

Treasury and Reserves	2004	2003
	£m	£m
Net interest income	54.9	65.7
Operating costs	(8.2)	(8.1)
Profit before tax	46.7	57.6
Risk weighted assets (£bn)	3.0	2.8

In this challenging environment Treasury has focused on diversifying the mix of funding, an example being the issue of a €2 billion covered bond in May 2004 and a new securitisation issue of £2.0 billion. Operating costs increased only marginally to £8.2 million despite the additional complexity and volume of funding activity undertaken.

Retail

The shape of what was formerly the Group's Distribution business changed significantly in 2004. We are refocusing and simplifying our core Retail business and have completed the sale of non-core businesses.

In 2005 we will continue to offer our own savings, mortgage broking and general insurance services through our branch network, internet and direct channels plus investment and protection services through Legal & General advisers based in our branch network.

The effect of selling the non-core businesses part way through the year and the uncertainty within these businesses during sale and transition periods has reduced both total income and expenses. The main aim of the substantial change in the core Retail business is to improve its profitability, and it is encouraging that the profit before tax and exceptionals from this business increased by almost 50% to £51.3 million.

Looking forward, the Retail business will consist of Savings and Core Distribution. These two business lines are predominantly operated through our branch network, supported by other channels. They will, in future, be

Retail	Continuing (core) Operations 2004	Discontinued (non-core) Operations 2004	Total Operations 2004	Continuing (core) Operations 2003	Discontinued (non-core) Operations 2003	Total Operations 2003
	£m	£m	£m	£m	£m	£m
Net interest income	119.5	–	119.5	112.2	0.1	112.3
Non-interest income	77.9	139.0	216.9	89.4	162.7	252.1
Total income	197.4	139.0	336.4	201.6	162.8	364.4
Operating costs	(137.8)	(147.3)	(285.1)	(157.4)	(172.6)	(330.0)
Profit before tax and exceptionals	59.6	(8.3)	51.3	44.2	(9.8)	34.4

combined into a single entity for the purposes of segmental reporting. This year, a separate discussion of the Savings, Core Distribution and Non-core Distribution is provided. This will not be provided in 2005.

Savings

There was strong growth in deposits during 2004 with balances increasing by £1.1 billion to £16.2 billion. We improved customer targeting in the branch network and generated significant balance inflows in the final quarter following the launch of a new internet savings account. This growth in balances enabled income to be improved by 7% to £119.5 million.

Operating costs were well controlled and remained static with profit before tax increasing to £32.5 million from £24.0 million.

Savings	2004	2003
	£m	£m
Net interest income	119.5	112.2
Non-interest income	1.5	2.0
Operating costs	(88.5)	(90.2)
Profit before tax	32.5	24.0

Savings key indicators	2004	2003
Net interest margin (%)	0.80	0.76
Savings balances – convenience (£bn)	4.5	4.9
Savings balances – value (£bn)	9.6	8.0
Isle of Man balances (£bn)	2.1	2.2

Savings balances	value	convenience	Isle of Man	£bn
1999	46%	43%	9%	15.5
2000	49%	42%	9%	15.3
2001	50%	39%	11%	14.2
2002	53%	34%	13%	15.0
2003	53%	32%	15%	15.1
2004	59%	28%	13%	**16.2**

value ■ convenience ☐ Isle of Man

Continuing (core) Distribution

During the year we refocused this business with the aim of improving profitability. The changes made have been at the expense of top line revenues but have brought a significant reduction in costs to £49.3 million (2003: £67.2 million) as the sales management and support processes have been streamlined. Profit before tax increased 34% to £27.1 million and the operating margin has improved from 23% to 36%, showing a much healthier business moving into 2005.

Discontinued (non-core) Distribution

Total income within our non-core businesses for mortgage broking, wealth and general insurance products fell by 27% to £35.3 million. Total income from our property services businesses fell by 9% to £103.7 million. These falls mainly reflect the fact that the businesses were disposed of part way through the year. A loss before tax and exceptional items of £8.3 million was incurred (2003: £9.8 million).

Group Services

Income in Group Services fell to £9.6 million from £13.5 million. The main element of this income arises from an ongoing exercise to take advantage of investor demand for commercial property and reduce the size of the Group's property holding. Profit on sale of properties totalled £10.5 million in 2004 (2003: £9.0 million). Of these amounts, £6.4 million and £8.1 million respectively arose from the sale of property the Group subsequently leased back for use in our Retail branch network.

Group Services	2004	2003
	£m	£m
Total income	9.6	13.5
Operating costs	(77.0)	(69.6)
Loss before tax and exceptionals	(67.4)	(56.1)

Operating costs increased by £7.4 million, largely as a result of the costs of handling and paying compensation in respect of upheld complaints regarding sales made in prior years by our independent advisory operation.

Balance sheet

The Group's total assets increased by 10% to £35.5 billion during 2004. This increase, once again, has been due to the success of the Group's lending strategy. Redemptions in the former building society back book continued with assets reducing by £1.7 billion, though this rate of decline appears to have levelled out as the book matures. The commercial property business experienced difficult trading conditions and, following a decision to pull back from the market, assets remained stable. Liquid assets increased significantly to £8.9 billion. A large part of the increase is due to the policy to pre-fund the maturity of a number of wholesale liabilities occurring in early 2005. The balance sheet growth has been funded by strong performance

Distribution	Continuing (core) Operations 2004	Discontinued (non-core) Operations 2004	Total Operations 2004	Continuing (core) Operations 2003	Discontinued (non-core) Operations 2003	Total Operations 2003
	£m	£m	£m	£m	£m	£m
Total income	76.4	139.0	215.4	87.4	162.8	250.2
Operating costs	(49.3)	(147.3)	(196.6)	(67.2)	(172.6)	(239.8)
Profit before tax and exceptionals	27.1	(8.3)	18.8	20.2	(9.8)	10.4
Operating margin (%)	35.5	(6.0)	8.72	23.1	(6.0)	4.2

Group Finance Director's review

Balance sheet	2004	2003
	£m	£m
Assets		
Liquid assets	**8,905**	6,835
Loans and advances to customers:		
Residential mortgages	**23,570**	20,684
Commercial secured and other loans	**5,298**	5,171
Non-recourse funding	**(2,706)**	(1,037)
	26,162	24,818
Fixed and other assets	**391**	505
Total assets	**35,458**	32,158
Liabilities		
Retail deposits	**16,161**	15,084
Non-retail deposits	**16,300**	14,119
Other liabilities	**511**	416
Subordinated loan capital	**1,123**	1,122
Shareholders' funds	**1,214**	1,268
Minority interest	**149**	149
Total liabilities	**35,458**	32,158

in our retail deposits increasing £1.1 billion to £16.2 billion. The proportion of retail balances within the Group's funding mix has remained stable at 42%. New funding was raised in 2004 through the issue of a cost effective €2 billion covered bond in May. The continued residential asset growth enabled the Group to continue to diversify the liability mix and gain capital efficiencies by borrowing a further £2.0 billion of funding through securitised vehicles.

Capital structure
The strong performance of our Lending business drove an increase in risk weighted assets of 11.2% to £18.8 billion. Modest increases in our capital base led to Tier 1 and Tier 2 ratios reducing to 7.3% from 7.7% and 13.1% from 14.0% respectively. These ratios are still within our internal targets and comfortably above regulatory limits.
We continue to ensure that capital is efficiently managed to equip the business to take advantage of growth opportunities. We have an active schedule of work aimed at preparing us for the changes anticipated from the responses of the European Union and the FSA to the proposed Basel II capital adequacy framework.

Capital structure	2004	2003
	£m	£m
Tier 1		
Share capital and reserves	**1,214.2**	1,267.6
Goodwill deduction	–	(116.1)
Minority interest (non-equity)	**148.6**	148.6
Total Tier 1 capital	**1,362.8**	1,300.1
Upper Tier 2		
Perpetual subordinated debt	**549.9**	549.5
General provisions	**44.6**	44.3
Total Upper Tier 2 capital	**594.5**	593.8
Lower Tier 2		
Term subordinated debt	**572.6**	572.4
Total Tier 2 capital	**1,167.1**	1,166.2
Deductions	**(79.6)**	(104.2)
Total capital	**2,450.3**	2,362.1
Risk weighted assets (£bn)	**18.8**	16.9
Tier 1 ratio (%)	**7.3**	7.7
Total capital ratio (%)	**13.1**	14.0
Tier 2 to Tier 1 ratio (%)	**85.6**	89.7

International Financial Reporting Standards
Listed institutions will be required to report their Annual Report and Accounts under International Financial Reporting Standards ('IFRS') for accounting periods commencing on or after 1 January 2005. We intend to present to investors and analysts the impact of IFRS in the second quarter of 2005, following the restatement of our 2004 accounts.

The overall impact on our restated 2004 profit before tax and exceptional items is not expected to be material. We are finalising our approach to the application of IFRS but consider that business fundamentals, including our approach to economic hedging policies and cashflows, will be substantially unchanged. Uncertainty still remains on the exact application of regulatory capital and taxation rules to IFRS accounts, but we are remaining in close contact with the FSA and Inland Revenue with the support of our professional advisers.

Risk management and control

In the ordinary course of business, the Group is exposed to, and manages a variety of risks, with operational, credit, market and liquidity risk being of particular significance. The management of risk is fundamental to the Group, with the Board having responsibility for the overall system of internal control and for reviewing its effectiveness.

The Board has delegated specific risk monitoring and control responsibilities to the Audit Committee, the Group Risk Committee and the Asset & Liability Management Committee ('ALCO').

Each business area within the Group is responsible for the identification and assessment of their particular risk exposures, and implementing risk management policies, limits and procedures as approved by the Board.

The key areas of risk the Group faces are discussed below.

Operational risk
Operational risk is defined as the potential risk of financial loss or impairment to reputation resulting from inadequate or failed internal processes and systems, from the actions of people or from external events. The Group's business units manage this risk through appropriate controls and loss mitigation actions, including insurance. These actions include a balance of policies, appropriate procedures and internal controls to ensure compliance with laws and regulations. In addition, specialist support functions provide expertise in operational risk areas such as information security, financial services compliance, fraud management, security and business continuity management.

Credit risk
Credit risk is defined as the potential of financial loss if counterparties (borrowers) are not able to meet their obligations as they fall

due. The Group is firmly committed to the management of this risk in both its lending and wholesale money market activities. In its core lending activities, the Group employs sophisticated credit scoring, underwriting and fraud detection techniques that support sound credit decision making and work to minimise losses. A proactive approach to the identification and control of bad and doubtful debts is maintained in the Credit Risk Management and Credit Control areas.

Lending policies and limits are reviewed and approved annually by the Board, with the attendant credit risk processes defined and managed centrally. The Group Risk Committee ensures that any exposure to credit risk, significant changes in policy, or expansion into new areas of business remain within overall risk exposure levels as agreed by the Board.

Authorised credit risk limits for wholesale money market counterparties reflect the size, depth and quality of a counterparty's capital base and, where published, credit ratings assigned by the major credit rating agencies. The policies and limits covering treasury counterparty credit risk exposure are reviewed and approved annually by the Board.

Social, environmental and ethical ('SEE') risks
Having identified the need to consider SEE risks within our risk management and control policies, our Group strategy function now includes SEE risks on their monthly risk analysis.

Market risk
Market risk is defined as the potential adverse change in Group income or Group net worth arising from movements in interest rates, exchange rates or other market prices. Market risk exists to some extent in all of the Group's businesses. Effective identification and management of market risk is essential for maintaining stable net interest income.

Interest rate risk is the most significant form of market risk to which the Group is exposed. It arises from mismatches between the repricing dates of the interest-bearing assets and liabilities on the Group's Balance Sheet, and from the investment profile of the Group's free reserves. Treasury is responsible for managing this exposure within the market risk exposure limits set out in the Group's policies. The Group's exposure to market risk is governed by the Balance Sheet Management policy as approved by the Board. This policy sets out the nature of the market risks that may be taken along with aggregate risk limits, and stipulates the procedures, instruments and controls to be used in managing market risk.

The Board has delegated responsibility for managing the Group's exposure to market risk to the ALCO. It is the ALCO's responsibility to approve strategies for managing market risk exposures and ensuring that Treasury implements the strategies so that the exposures are managed within the Group's approved policy limits. The ALCO meets regularly and reviews reports and other analyses showing the Group's exposure to market risk.

Foreign exchange risk
The Group raises and invests funds in currencies other than sterling. Accordingly, foreign exchange risk arises from activities related to the Group managing borrowing costs and investment returns. As with interest rate risk, Treasury is responsible for managing this exposure within the limits as set out in the Group's policies.

Foreign exchange risk is managed primarily through the use of currency swaps and forward foreign exchange contracts. It can also be managed, when appropriate, by foreign currency denominated liabilities being matched with assets denominated in the same foreign currency.

Liquidity risk
It is Group policy to ensure that funds are available at all times to meet the Group's obligations, including the withdrawal of customer deposits, the draw-down of customer facilities and growth in the balance sheet. The development and implementation of liquidity policy is the responsibility of the ALCO.

The day-to-day management of liquidity is the responsibility of Treasury, which provides funding to, and takes surplus funds from, each of the Group's businesses as required. Liquidity policy is approved by the Board and agreed within a framework established by the FSA. Regulatory guidelines and potential outflows of funds drive the scope and nature of the Group's holdings of readily realisable liquid assets.

Derivatives
The Board, through the Balance Sheet Management policy, has authorised the use of certain derivative instruments for the purposes of supporting the strategies and operational business activities of the Group, and for managing the risk of loss arising from adverse changes in interest rates and foreign exchange rates.

Detailed disclosures on interest rate risk, foreign exchange risk, and the use of derivatives are set out in Note 33 to the Financial Statements in accordance with FRS 13, *'Derivatives and other Financial Instruments'*.

Rosemary Thorne
Group Finance Director

Board of Directors

(as at 21 February 2005)

Rod Kent *Chairman*

Rod (age 57) joined the Board in September 2002 and became Chairman in November 2002. He was Managing Director of Close Brothers for some 28 years, during which time he led the management buy-out in 1979 and took the company public in 1984; he remains a Non-executive Director of Close Brothers Group plc. He is also Chairman of Grosvenor Limited, a Non-executive Director of Grosvenor Group Limited, Whitbread Group plc and a Trustee of The Esmee Fairbairn Foundation. He is Chairman of the Nominations Committee.



Steven Crawshaw *Group Chief Executive*

Steven (age 43) joined Bradford & Bingley from Lloyds TSB in 1999 as Flotation Director before he was appointed to the Board in January 2002 taking responsibility for Group Strategy, HR & IT. He became Managing Director, Lending in January 2003. He was appointed Group Chief Executive in March 2004. He is a member of the Nominations Committee.



Ian Cheshire *Non-executive Director*

Ian (age 45) joined the Board in August 2003. He is Chief Executive, International and Development at Kingfisher plc having been an Executive Director since June 2000. Since joining Kingfisher in 1998, he has been Group Director of Strategy & Development and, from May 2000, Chief Executive of e-Kingfisher. Before joining Kingfisher he worked for Boston Consulting Group, Guinness plc and a number of retail businesses including Sears plc. He was previously a Non-executive Director of Hit Entertainment plc. He is a member of the Audit Committee and Remuneration Committee.



Nicholas Cosh *Non-executive Director*

Nicholas (age 58) joined the Board of Bradford & Bingley Building Society in July 1999 and the plc Board in April 2000. He is a chartered accountant and was formerly Group Finance Director of a number of companies including JIB Group plc, MAI plc and Charterhouse Japhet plc. He is a Non-executive Director of ICAP plc, Computacenter plc, Kiln plc and Hornby plc. He is a member of the Audit Committee and the Nominations Committee.



George Cox *Non-executive Director*

George (age 64) joined the Board of Bradford & Bingley Building Society in March 2000 and the plc Board in April 2000. He is a member of the Supervisory Board of Euronext and a Director of Short Brothers plc and Enterprise Insight Ltd. Former appointments include Director General of the Institute of Directors, Chairman and Managing Director of Unisys Ltd, Chief Executive of P-E International plc, Non-executive Director of the London International Financial Futures Exchange (LIFFE) and Managing Director of Butler Cox plc. He is Chairman of the Remuneration Committee, a member of the Nominations Committee and the recognised Senior Independent Director.





Robert Dickie *Group Operations Director*

Robert (age 45) joined Bradford & Bingley on 2 January 2003 and was appointed to the Board in August 2003. He joined from Zurich Financial Services Group (UK) Ltd where he was Managing Director, UK Enterprise. Prior to this, Robert held a variety of roles at National Australia Bank which he joined from Clydesdale Bank plc. He is responsible for operational areas including IT, telephony, customer service operations, human resources and property.



Louise Patten *Non-executive Director*

Louise (age 51) joined the Board in December 2003. She is currently Non-executive Chairman of Brixton plc and a Non-executive Director of Great Universal Stores plc and Somerfield plc as well as a senior adviser to Bain & Co. She began her career at Citibank and remained in financial services until 1993, when she joined the management consultancy, Bain & Co, as a Partner. Her previous experience as a Non-executive Director includes the Hilton Group plc. She is a member of the Remuneration Committee and Nominations Committee.



Rosemary Thorne *Group Finance Director*

Rosemary (age 53) joined the Board of Bradford & Bingley Building Society in November 1999. She was appointed to the plc Board in February 2000. She previously held several senior financial positions including Group Finance Director of J Sainsbury plc and Group Financial Controller of Grand Metropolitan, subsequently Diageo plc. She is a Non-executive Director of Cadbury Schweppes plc and a member of the Financial Reporting Council and the Financial Reporting Review Panel.



Stephen Webster *Non-executive Director*

Stephen (age 52) joined the Board in May 2003. He is Group Finance Director of Wolseley plc, the building materials distribution company. He is a chartered accountant and was formerly a Partner at Price Waterhouse. He is a member of the Hundred Group Financial Reporting Committee. He is Chairman of the Audit Committee.



"2004 marked another successful year for our specialist lending business with continued growth and improved profits."

Tim Dawson Managing Director, Mortgage Express




mortgage express

Our Lending business
Bradford & Bingley's Lending business develops and manufactures a range of lending products primarily secured on residential property. We do not participate in the unsecured consumer lending markets.

Our residential lending activity focuses on a range of niche areas providing mortgages for individuals who need a more specialist product than those available in the mainstream market. Typical mortgages include:

- **Buy-to-let** providing loans to landlords and property investors;
- **Self-cert** loans for individuals who have more complex income streams, including the self-employed and those with more than one job; and
- **Lifetime** loans enabling customers to gradually release the equity they have built up in their main residence.

Directors' report

The Directors have pleasure in presenting their Report for the year ended 31 December 2004.

Principal activities
The principal business activities of Bradford & Bingley are to:

- provide a range of residential mortgages, secured commercial property loans and loans to housing associations; and
- offer a range of Bradford & Bingley's own savings products and a wide choice of other financial products through its branches and direct channels (including products regulated under the Financial Services and Markets Act 2000).

The Group's activities during 2004 and outlook are reviewed in the Chairman's Statement and the Group Chief Executive's Review on pages 2 to 3 and pages 4 to 8 respectively, whilst financial aspects are covered in the Group Finance Director's Review on pages 9 to 17. A list of the principal subsidiaries, and the nature of each company's business, is given in note 17 to the Financial Statements.

Results and dividend
The profit before tax for the year ended 31 December 2004 was £105.3 million (2003: £264.0 million). The Directors are proposing the payment of a final dividend of 11.4 pence per share on 6 May 2005 to shareholders on the Register at the close of business on 29 March 2005. Together with the interim dividend of 5.7 pence per share, this will make a total dividend for the year of 17.1 pence per share (2003: 16.5 pence per share). For further details please see the Group Finance Director's Review on pages 9 to 17.

Directors and their interests
The current Directors of Bradford & Bingley plc and their biographical details are shown on pages 18 and 19. Christopher Rodrigues resigned as a director on 31 March 2004 and the Board appointed Steven Crawshaw as Group Chief Executive with immediate effect. Ian Darby resigned as a Director on 6 August 2004.

Rod Kent, Nicholas Cosh and Steven Crawshaw will retire by rotation at the forthcoming Annual General Meeting ('AGM') and offer themselves for re-appointment under the terms of the Articles of Association. Steven Crawshaw has a service contract with an entitlement to 12 months' notice. Rod Kent and Nicholas Cosh do not have service contracts.

The beneficial holdings in shares shown below include the Directors' personal holdings and those of their spouses and minor children.

The details of share options and other share awards made to Directors are shown in the Directors' Remuneration Report on pages 28 to 36. Further information regarding employee share option schemes is given in note 29 to the Financial Statements.

There has been no change in the Directors' interests in shares or options granted by the Company between the end of the financial year and one month prior to the date of the notice of the AGM. The Register of Directors' Interests, which is open to inspection by shareholders, contains full details of Directors' shareholdings and options to subscribe for shares.

Ordinary shares held

	At 31 December 2004	At 31 December 2003
Rod Kent	**25,000**	25,000
Ian Cheshire	**328**	328
Nicholas Cosh	**8,000**	8,000
George Cox	**–**	–
Steven Crawshaw	**49,102**	10,073
Robert Dickie	**1,000**	–
Louise Patten	**3,500**	–
Rosemary Thorne	**50,802**	5,595
Stephen Webster	**3,000**	3,000

No Director had any material interest during the year in any contract of significance to the Group's business.

Corporate governance
The Directors are committed to high standards of corporate governance. Full details of the Board's approach to corporate governance are contained in the separate report on pages 23 to 25.

Share capital
Full details of the authorised and issued share capital are provided in note 29 to the Financial Statements.

The shareholders authorised the Company to purchase up to 63.4 million of the Ordinary 25 pence shares at the AGM in 2004. This was a renewal of the authority granted in previous years. During the year no shares were purchased. The authority to purchase shares remains valid until the earlier of the AGM in 2005 or 26 October 2005. A resolution will be put to shareholders to renew the authority at the forthcoming AGM.

Directors' report

At the date of this report the following interests of 3% or more in the issued share capital of the Company had been notified in accordance with Sections 198 to 208 of the Companies Act 1985:

Legal & General Group plc	3.10%
The Capital Group Companies	5.07%

Corporate social responsibility
Bradford & Bingley is committed to carrying out its activities in a socially responsible manner in respect of the environment, employees (including equal opportunities, employee participation and staff incentives), customers, shareholders, local communities and other stakeholders. Further details are included in the report on corporate social responsibility on pages 26 to 27.

Charitable and political donations
During 2004 the Group allocated £1,295,639 to its programme of community investment, including payments to charitable organisations of £357,381. Details of the projects supported are given on pages 26 to 27.

No contributions were made for political purposes in 2004. We do not plan any payments that might be deemed to be political in nature.

Creditor payment policy
It is the policy of the Company to pay creditor invoices within 30 days of the invoice date. The Company is willing to consider requests by small suppliers for a shorter settlement period. The average number of creditor days in 2004 was 14 days (2003: 15 days).

Annual General Meeting
The Notice of the AGM to be held on 26 April 2005 is given in the separate AGM booklet. The Special Business of the Meeting will seek shareholder authority for the Directors to issue shares, to not apply the statutory pre-emption rights to certain share issues and to enable the Company to make market purchases of its own shares, up to a maximum of 63.4 million shares.

Auditor
A resolution to re-appoint KPMG Audit Plc will be put to members at the forthcoming AGM.

By order of the Board

Alan Shankley
Company Secretary
21 February 2005

Corporate governance

Bradford & Bingley is committed to high standards of corporate governance in its business.

The new Combined Code (the 'Code') was issued by the Financial Reporting Council and came into effect for reporting years commencing on or after 1 November 2003. Each provision set out in the new Code was reviewed and, where necessary, steps were taken to ensure that the Company would be able to comply with the provisions. The Directors are pleased to report that throughout the year ended 31 December 2004, the Company complied with the provisions of the Code except with regard to the membership of the Remuneration Committee. For practical reasons associated with appointing another Non-executive Director to provide fully independent membership, Rod Kent remained a member of the committee until 31 January 2004. He was replaced by Ian Cheshire. This Corporate Governance Report coupled with the Directors' Remuneration Report, explains how the Company has applied the governance principles set out in the Code.

The Board

The Directors satisfied the main and supporting principles and provisions of the Code by adopting the following procedures and policies:

- The Board met twelve times during the year. This included one meeting devoted entirely to strategic matters. In addition, the Chairman held two meetings with the Non-executive Directors without the Executive Directors being present. One meeting of the Non-executive Directors chaired by the Senior Independent Director was also held without the Chairman present.
- The roles of Chairman and Group Chief Executive are distinct and the offices are held by different people – Rod Kent and Steven Crawshaw respectively. The roles of each are recorded in writing and have been agreed by the Board.
- The Board consists of a Non-executive Chairman, five independent Non-executive Directors and three Executive Directors. The five independent Non-executive Directors bring wide experience from varied backgrounds to the workings of the Board and the Board considers that all independent Directors meet the independence criteria set out in the Code.
- The recognised Senior Independent Director is George Cox, who took on this role at the beginning of 2004.
- The purpose of the Board is to govern the Group's strategic direction, supervise its operational management and define and monitor acceptable risk parameters for the Group. The Board has adopted a structure of mandates, granted to individuals and committees throughout the Group, whilst retaining specified matters for its exclusive decision. The specified matters include the approval of interim and final financial statements, the approval of recommendations in connection with the payment of dividends, approval of corporate governance arrangements, the approval of the Group's strategic direction and the approval of various policies to be adopted by the Group. The mandate structure enables authorised individuals to approve levels of expenditure and commit to contracts or other agreements in the normal course of business.
- The Board reviews its constitution every year and during 2004 the Chairman introduced and took the lead role in the evaluation of the performance of the Board, the principal committees and the performance and commitment of each Director. The process included detailed questionnaires, one-to-one interviews with the Chairman and a full discussion at a Board Meeting. George Cox, the Senior Independent Director, led the Non-executive Directors in the evaluation of the Chairman. The views of the Executive Directors were taken into account and a separate meeting, at which the Chairman was not present, was held for the purpose.

All Directors are subject to election by shareholders at the first AGM after their appointment by the Board and each Director is subject to re-appointment every three years in accordance with the Articles of Association. The Board has decided that Rod Kent, Nicholas Cosh and Steven Crawshaw will retire by rotation and seek re-appointment by shareholders at the AGM in 2005. Following the evaluation process these re-appointments were considered by the Nominations Committee which recommended to the Board that the performance of the three individuals concerned was effective and that their commitment exemplary. Further information about the recommended re-appointments is included in the Notice of the AGM.

- An appropriate training programme is established for new Directors to ensure that they are fully conversant with their responsibilities as a Director and with the business of the Group. During 2004, Louise Patten, as a new Director, attended induction meetings, presentations and visits to various sites to enhance her understanding of the Group. Throughout their period in office all Directors are updated on Group business, the competitive and regulatory environment in which it operates and other changes as they occur, via presentations at Board or committee meetings, as appropriate.
- All Directors have access to the advice and services of the Company Secretary who is responsible for ensuring that Board procedures, and applicable rules and regulations are observed. The Company Secretary also assists the Chairman in

Corporate governance

facilitating the Directors' training. The Directors are able to take independent professional advice at the Company's expense.

Principal Board committees
The Directors govern the Group through Board meetings and a number of committees, each of which has detailed terms of reference. The three principal Board committees are the Audit, Remuneration and Nominations Committees. The Audit and the Remuneration Committees comprise only .ndependent Non-executive Directors. The terms of reference of all these committees are available on request to the Registered Office and by visiting the the 'Corporate Governance' section within the 'Our Business' part of the www.bbg.co.uk website.

The Audit Committee monitored the effectiveness of the Group's risk management processes and its financial and other internal control systems, including effective internal audit, risk management and compliance functions. In particular, the committee received regular reports on the key risks to the business arising from the cost base review and the disposals of the non-core businesses. The committee also reviewed the Group's accounting policies, financial statements and external reporting responsibilities as well as monitoring the implementation of the response to new mortgage regulation introduced during 2004. It met with the external auditors and received all reports by them formerly addressed to the Group. The committee reviewed the arrangements for staff to raise concerns about possible improprieties in the area of financial reporting or other issues. The committee also undertook corporate governance and other duties as required under the Financial Services and Markets Act 2000 and applicable regulations made under it. As a result of the evaluation of the operation of the Audit Committee, a number of administrative changes were introduced to further improve the execution of its responsibilities.

The Committee also considered the position of the auditors including any risk of conflict of interest. The Group recognises the importance of internal and external auditor independence and has adopted principles to safeguard this, as follows:

- the Group will continue, where appropriate, to use the external auditor for non-audit work;
- the Group recognises the need for transparency around the services being provided and for a central independent overview. This is provided by the Audit Committee which monitors audit and non-audit fees paid; and
- there is an appropriate approval process for non-audit work to ensure the auditors' independence is not compromised.

The members of the committee are Stephen Webster (Chairman), Ian Cheshire and Nicholas Cosh. The Board is satisfied that at least one member of the committee has recent and relevant financial experience.

The Remuneration Committee reviewed the remuneration policy for the Group, the contractual arrangements of the Executive Directors and the Chairman's remuneration. The Committee also reviewed the structure of the share plans operated by the Company and the grants of options and awards made under the schemes established by the Company. (Further detail is provided in the Directors' Remuneration Report on pages 28 to 36). The members of the committee are George Cox (Chairman), Ian Cheshire and Louise Patten.

The Nominations Committee reviewed the composition of the Board and recommended Directors for re-appointment at the AGM based on the performance evaluation results. Whilst no new external appointments were considered during 2004, the existing succession plans were utilised when Christopher Rodrigues resigned as Group Chief Executive in March. The Board unanimously agreed to appoint Steven Crawshaw as Group Chief Executive based on the succession plans. The members of the committee are Rod Kent (Chairman), Nicholas Cosh, George Cox, Louise Patten and Steven Crawshaw (from April 2004 to replace Christopher Rodrigues).

Shareholder relations
The Company is committed to on-going, transparent communication across the

Board Meeting and committee attendance 2004
The table below shows the attendance by Directors at the Board Meetings and at the principal committees of which they were members during the year.

	Board	Audit Committee	Remuneration Committee	Nominations Committee
Rod Kent	11/12	–	1/1	2/2
Steven Crawshaw	12/12	–	–	1/1
Ian Cheshire	10/12	6/6	1/2	–
Nicholas Cosh	12/12	4/5	2/2	2/2
George Cox	12/12	–	4/4	1/1
Robert Dickie	12/12	–	–	–
Louise Patten	9/12	–	3/4	1/2
Rosemary Thorne	12/12	–	–	–
Stephen Webster	12/12	6/6	–	–
Christopher Rodrigues	3/3	–	–	1/1
Ian Darby	8/8	–	–	–

shareholder base, whether to institutional investors, private or employee shareholders. The Summary Financial Statement, which details key facts about the Group's performance, is distributed to those private shareholders who have requested it. All Annual Reports and AGM documents, announcements, presentations and press releases are available on our www.bbg.co.uk website. The Company engages in two-way communication with institutional shareholders, fund managers and analysts to discuss publicly available information on its strategy, performance and policies. The Board receives feedback on these communications from the Directors attending the meeting, and is also regularly apprised of comments from institutional shareholders and analysts so that all Directors can develop a balanced understanding of the issues and concerns of shareholders. The Chairman and Senior Independent Director are available to meet shareholders on request and will ensure that the Board is aware of any shareholder concerns not resolved through the usual investor communications routes. The Senior Independent Director, together with the Chairman, attended a series of meetings with major shareholders early in 2004 to discuss the introduction of a new incentive plan prior to it being considered at the AGM.

At each AGM there is a review of the Group's performance and the Board welcomes the opportunity to gather the views and take questions from shareholders.

In connection with the AGM, the Company discloses the level of proxy voting (including for, against and abstentions), separates resolutions and has a policy that the committee chairmen should attend the Meeting. In addition, the Notice of the AGM and any related papers are sent out to arrive at least 20 business days before the Meeting to ensure that shareholders have sufficient time in which to consider the items of business.

Internal control

The Board is responsible for the Group's system of internal control and for reviewing its effectiveness. The system of internal control is designed to ensure effective and efficient operations and compliance with relevant laws and regulations. Such a system can only provide reasonable and not absolute assurance against material misstatement or loss, as it is designed to manage rather than eliminate the risk of failure to achieve business objectives.

Throughout the year ended 31 December 2004 the Group has operated a system of internal control, which includes an ongoing risk management process for identifying, evaluating and managing the significant risks faced by the Group. During the year the Board has continued to review and, where necessary, update the risk management process and the policies and procedures by which these significant risks are managed. The Board has also performed its annual assessment of the effectiveness of internal controls.

Changes in financial regulation continue within the industry, and the Group's risk management processes are designed to operate to ensure that the Group responds appropriately both to actual and proposed regulatory changes.

The Group's management operate a risk management process, producing a Group-wide risk profile that identifies the Group's significant risks, the probability of those risks occurring and their impact should they occur, and has the prime responsibility for the design and operation of suitable controls and mitigating actions. The risk management process is complemented by a formalised reporting and escalation process for control issues. Internal audit has a key role in maintaining the control environment by providing independent assurance on the effectiveness of the Group's internal control systems. The Group Risk Committee oversees the risk management process, considers the Group-wide risk profile regularly and receives monitoring reports to update it on progress. Further information on risk management and control is set out on pages 16 and 17.

The Group is committed to developing and maintaining an appropriate risk management culture in all areas. This is achieved through an organisational structure with clear reporting lines and governed by appropriate business monitoring mechanisms, codes of conduct and policy statements.

The system of internal control has been in place throughout 2004 and up to the date of approval of the Annual Report & Accounts. It accords with the guidance from the Turnbull Committee. In reviewing the effectiveness of this system, the Board takes into account the work of the Audit Committee, which receives reports from the Group Risk Committee on the Group's significant risks and how these are being managed. The Board also considers reports from internal audit, external audit, compliance and management on the system of internal control, adherence to regulatory requirements and material control weaknesses, together with actions taken to address them. The Chairman of the Audit Committee reports on the outcome of each meeting to the Board, where appropriate, and the Board also receives minutes of these Committee meetings.

Going concern

The Directors confirm they are satisfied that the Company has sufficient resources to continue in operation for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the Financial Statements.

Corporate social responsibility report

We are committed to conducting our business in a socially responsible manner.

Bradford & Bingley produce a Corporate Social Responsibility ('CSR') Report which is available by request to csr@bbg.co.uk or from our www.bbg.co.uk website. Alternatively, please write to the CSR Department, Bradford & Bingley, 134b New Street, Birmingham B2 4NP for a printed copy. Below is a summary of the full CSR Report. For more details please refer to the full report.

Bradford & Bingley's approach to CSR involves conducting business in a socially responsible manner in respect of the environment, our staff, customers, shareholders and local communities.

This summary follows the four major themes identified by FORGE as being those most relevant to financial services organisations – Marketplace, Workplace, Community and Environment. The FORGE Group is a consortium of financial institutions and involves the British Bankers' Association and the Association of British Insurers.

Bradford & Bingley is a national member of Business in the Community, and the London Benchmarking Group.

Bradford & Bingley continues to be a member of the FTSE4Good Index of socially responsible companies, and participates in the Business in the Community Corporate Responsibility Index.

Mark Stevens, Managing Director Group Strategy, became responsible for the Group's CSR programme in August 2004.

Doing the right thing in the marketplace
Our philosophy for doing business in 2004 remained constant – finding what is best for the customer.

We have undergone a strategic refocus towards our core businesses of specialist lending and branch-based provision of financial services. Bradford & Bingley's Retail business now offers one of the widest ranges of both financial services products and providers on the High Street. We are committed to providing good value, competitively priced products for our customers.

In last year's CSR report, we stated the goal of increasing access to Socially Responsible Investment ('SRI') products. With the announcement of our partnership with Legal & General, Bradford & Bingley and its customers are able to access the SRI funds offered by Legal & General.

Mortgage Express is the specialist lending arm of Bradford & Bingley. It provides a range of specialist mortgages including buy-to-let, lifetime and self-certified. It has the largest buy-to-let customer base in the UK and a strong position in the lifetime mortgage market. This is a solution for homeowners over the age of 60 who want to release some of the equity they have built up in their properties to enhance their lifestyle in retirement.

Mortgage Express is a member of Safe Home Income Plans ('SHIP'). SHIP is the UK's leading professional body for equity release providers, launched in 1991 and dedicated entirely to the protection of planholders and promotion of safe home income and equity release plans. Mortgage Express observes the SHIP Code of Practice which has been welcomed by Age Concern. More details about SHIP are available on its www.ship-ltd.org website.

Our Housing Finance business has continued lending to housing associations, not-for-profit organisations which provide homes for those in housing need. We have provided loans to over 135 housing associations and now finance approaching 100,000 social rented homes throughout the UK (2003: 130 housing associations, 90,000 social rented homes).

Doing the right thing in the workplace
Our employment practices continue to reflect the human rights standards enshrined in the United Nations Universal Declaration of Human Rights and the International Labour Organisation Conventions, and cover such items as minimum working age, working hours, health and safety and discrimination.

We believe it is important to promote diversity and equality across all aspects of working life and we support the sharing of best practice and success. We are members of Employers' Forum on Disability, Employers' Forum on Age, Race for Opportunity and Opportunity Now. We were awarded the 'two ticks' symbol by the Employment Service in June 1995. This publicises our commitment to people with disabilities. Using the 'two ticks' symbol means we are working towards the guidelines in the Employment Service Code of Good Practice on the Employment of Disabled People.

Women now occupy 44% of management roles (2003: 36%) and 23% of senior management roles (2003: 19%) within the Group. Women represent 22% of the Board (2003: 18%).

Ethnic minorities make up 11% of our workforce (2003: 13%) and occupy 7% of management roles (2003: 9%). Bradford & Bingley continues to support and work with *Quest for Economic Development* ('QED'), an organisation supporting the South Asian community within the UK. We provide prayer rooms at our main operational sites for all our employees and information on different religions and cultures with dates of religious festivals and events has been published on our intranet site to help in raising awareness and understanding amongst all our employees. We ensured that we addressed the impact of the Disability Discrimination Act in time for its implementation in October 2004. Employees completed a national programme of training to ensure they were aware of the implications of the Act and could offer the highest level of service to all our customers.

We now have induction loops in all branches, and have improved wheelchair access and introduced power assisted doors across the branch network. We continue to provide customers with literature in different formats, such as Braille, audio and large print. In conjunction with the Royal National Institute for the Deaf ('RNID') we provide sign language and a manual interpreting service and offer RNID's Typetalk service.

In 2004, we re-launched our Flexible Working Policy. Although the legal right to request flexible working applies to eligible employees with children under six or disabled children under eighteen, Bradford & Bingley has extended the policy to allow all employees to request flexible working.

The health and safety of all Bradford & Bingley employees is very important to the Group. We are committed to being proactive in the prevention of work related ill health and injuries and to fostering a positive culture of wellbeing. Robert Dickie, Group Operations Director, is the Board Director responsible for health and safety.

We continue to encourage employees to benefit from the Group's success through share schemes. Currently, 52% of employees hold at least one Sharesave account (2003: 52%), enabling employees to save to buy Bradford & Bingley shares.

In addition to carrying out our annual survey of all staff, we encourage and value feedback from staff and have continued to develop our online feedback scheme which guarantees a reply to staff within two working days. We also promote the feedback scheme through our internal magazine, Frontline, which is distributed to staff.

Doing the right thing in the community

This year, Bradford & Bingley saw an increase in the investment in the community programme of 27% to £1.3 million; (2003: £1.0 million) and it was the fifth consecutive year that we invested over £1 million into the communities in which we live and work. We have continued to focus on two main areas of support; preventing and alleviating the causes of homelessness and employee involvement.

Preventing and alleviating the causes of homelessness

Bradford & Bingley has continued to work closely with Shelter, the UK campaigning charity for homeless and badly housed people. We were delighted this year to receive recognition for our partnership with Shelter when Business in the Community awarded us a 'Big Tick' in their Awards for Excellence under the category of the Healthy Communities Award for building dynamic inclusive communities.

In addition to working with Shelter, Bradford & Bingley became a national partner of Business Action on Homelessness ('BAOH'), an action group of Business in the Community. Steven Crawshaw, Group Chief Executive, is the Group's representative on the executive board of BAOH.

Employee involvement

Bradford & Bingley has seen a large increase in employee involvement in 2004. All employees are able to apply for funds to match their own fundraising efforts. In 2004 we increased the amount that would be matched to the first £250 of funds raised per employee (2003: £200) and 147 employees received matching totalling £26,908, an increase of 8.6% on 2003 (2003: £24,770).

Bradford & Bingley also match employee donations through our payroll-giving programme, Give As You Earn. We continued to promote the scheme to new and existing employees via online and internal promotions. We have seen an increase both in take up and amount donated and we now have 8.8% of our workforce donating via Give As You Earn (2003: 8.5%) and we matched £65,900 of employee donations (2003: £49,335). We also expanded our reading volunteer scheme to cover employees in Barnet. We now support three primary schools across the UK by sending volunteers into the schools to spend time reading on a one-to-one basis with pupils over a ten week period, during which time we have seen reading ages improve dramatically.

Doing the right thing in the environment

During 2004, Bradford & Bingley commissioned its first external environmental audit, which was carried out by Casella Stanger and was conducted against the requirements of ISO 14001, the international standard for environmental management.

The audit recognised that Bradford & Bingley's business activities have a relatively low environmental risk, and indicated the scope for future objectives and targets.

In 2004 Bradford & Bingley decided to reduce its environmental impact by starting a process of making certain departments Carbon Neutral®. Four departments carried out extensive information gathering to assess the environmental footprint of their departments and, following this collation of information, we worked with Future Forests to offset the carbon emissions of these departments by a programme of tree planting. CSR, Investor Relations, Public Relations and Housing Finance departments thus all became Carbon Neutral® departments in 2004. It is the intention of Bradford & Bingley to increase the number of departments who are Carbon Neutral® in 2005.

Directors' remuneration report

The following report has been prepared in accordance with the Directors' Remuneration Report Regulations 2002 (the 'Regulations') and approved by the Board for agreement with shareholders.

The Remuneration Committee

The role of the Remuneration Committee (the 'Committee') is to assist the Board in the development and application of remuneration policy for the Chairman, the Chief Executive and Executive Directors. The Committee also reviews and approves overall remuneration policy for all staff. The belief is that neither Directors' remuneration nor staff pay can be considered in isolation from one another.

The overall aim of the Committee is to ensure that the Group has remuneration policies which attract and retain the right executives and staff, and which incentivise them to deliver strong performance in pursuit of the Group's plans and objectives.

Committee membership

The Committee is now composed entirely of independent Non-executive Directors, as detailed in the table below:

George Cox (Chairman)	All year
Rod Kent	1 Jan – 31 Jan 2004
Nicholas Cosh	1 Jan – 11 Feb 2004
Ian Cheshire	Commenced 11 Feb 2004
Louise Patten	All year

George Cox was appointed chairman of the Committee in November 2003. The Group Chief Executive, Steven Crawshaw, is normally invited to attend Committee meetings for those items other than his own arrangements. In addition, Andrew Law (General Manager, Human Resources) is also available to provide advice.

Attendance at meetings during 2004 is recorded in the Corporate Governance section of this Annual Report & Accounts.

Advisers

The Monks Partnership is the Committee's appointed independent adviser and provides no other services to the Group. Towers Perrin provides external advice to the Board and the Committee on executive compensation levels, structure and design. Towers Perrin also provides services to the Group on employee reward, retirement and administration. Mercer Human Resource Consulting is appointed as the Company's pension scheme actuaries and provides advice to the Company on its pension arrangements. Watson Wyatt Consultants provide advice to the Committee on pensions issues.

Remuneration policy

The Committee considers total remuneration as its primary measure of reward, and seeks to provide median remuneration for on target performance, with the potential to achieve upper quartile remuneration for outstanding performance. Total remuneration for executives, therefore, is geared heavily towards performance, whilst base salary increases are kept in line with those given to all Group employees. With effect from January 2004, the Committee has sought to simplify the previous arrangements by replacing the three earlier incentive schemes with a single scheme that links together short and long term elements. In particular, the Committee has determined that share options should no longer form part of executive remuneration.

In making these changes the Committee has taken account of the views of shareholders as well as ongoing developments in corporate governance and best practice.

The resulting remuneration package comprises two main components:

- fixed pay, i.e. base salary and benefits including pension; and
- variable pay, i.e. short-term incentive delivered in the form of cash and deferred shares, and a long-term incentive in the form of matching shares, delivered through a single scheme, the Executive Incentive Plan ('EIP').

The longer term elements of the earlier, discontinued schemes will still apply in the current and following two years, so the full effect of the simplified approach will not be felt in terms of simplified reporting immediately.

As Figure 1 illustrates, at 'target' performance levels, where matching shares commence to vest, a significant proportion (48%) of the total remuneration package is dependent on performance. Similarly, at 'upper end' performance, the variable pay element accounts for over three-quarters of the total package.

Similar to last year, the relative importance of performance and non-performance related elements of remuneration for the purposes of the Regulations, have been determined according to a number of assumptions on the Company's share price growth over the next three years. For the purposes of this year's chart the value of pensions has been excluded in calculating benefits, as these values can vary significantly from year to year and person to person.

Going forward, therefore, the main remuneration principles are to:

- provide Executive Directors and senior executives with competitive levels of total remuneration with respect to comparable companies in UK financial services sector when shareholders benefit from high returns; and

- facilitate Executive Directors building a significant stake in the Company and hence maintain alignment with shareholder interests.

The criteria and performance levels are set at the start of each year. Once set, they would not normally be adjusted during the course of the year. However, in the first part of 2004 they were changed in line with the major overhaul of the Group's strategy. New criteria were added relating to the reduction in the Group's underlying cost base and the new focus on the profitability of the core businesses.

The following sections of this report address the current elements of executive remuneration, the previous executive incentive plans where grants that were made in 2001 to 2004, executive benefits, contracts and variable pay plans open to all employees.

Fig. 1 - Total remuneration at 'target' performance


Benefits
3%
Variable pay
48%

Total remuneration at 'upper end' performance


Benefits
1%
Variable pay
78%

Current elements of remuneration

Base salary

Base salaries for Executive Directors are reviewed annually in April where consideration of wider remuneration and employment factors elsewhere in the Company are also taken into account. In 2004, base salary increases were in line with similar rates of increase in the rest of the organisation and a similar policy will be adopted for 2005. Base salary is the only element of pay that is pensionable.

The Executive Incentive Plan

In 2004, the Committee proposed and the shareholders approved the replacement of the current short and long-term incentive plans for senior executives with the new EIP which is a single plan that encompasses both annual and three-year performance.

The EIP will apply to those individuals whose personal performance has a significant impact on the Group's results, namely the Executive Directors and other senior executives (16 in total).

Short-term performance component

Under the EIP, the short-term component is composed of two parts.

Under the first part, a bonus with an 'on-target' payout of 30% of base salary up to a maximum of 60% of base salary can be paid in cash as a reward for the achievement of pre-determined short-term performance measures during the year.

The second part consists of an equivalent amount of deferred shares, which will form a stake in the longer-term future of the Company. However, these shares will not vest for three years, and if a participant leaves the Company, they will have no automatic right to the shares.

The performance measures selected to support year-on-year improvement for 2004 were Group profit before tax and exceptional items, cost and operational measures.

Long-term performance component

If the Company performs well during the three-year deferral period, participants will be entitled to an additional award of matching shares. The performance conditions, determining the level of match to be applied to the bonus relating to 2004 performance (paid in 2005), will be as follows:

Performance	Share Match
Compound EPS growth < RPI + 3% pa	No match
Compound EPS growth = RPI + 3% pa	1 x match
Compound EPS growth = RPI + 5% pa	2 x match
Compound EPS growth > or = RPI + 8% pa	3 x match

Matching is calculated on a pro-rata basis between the above points. The maximum number of matching shares will be three matching shares for each deferred share.

Normally, the assessment of short-term, current year performance would not take account of exceptional items and the measure for long-term performance would be the improvement in basic EPS. However, given the fundamental change in strategy introduced in the first part of 2004, it was decided to adjust for the exceptional items relating to implementation of the change and exclude these from the measures. This aligned the incentives for the executives with what the Group wanted to achieve during the year and also avoided setting an artificially low starting point, in terms of EPS, against which to measure future, long-term progress.

Previous executive incentive plans

Following the introduction of the new EIP, it is the intention that no new awards will be made to

Directors' remuneration report

existing employees under the Share Option Plan and Performance Share Plan. Existing awards under both plans will continue to vest according to the current terms of each plan. This transitional phase will last until 2007/8, by which time the last of these previous schemes will have 'run off', and the shares granted under the first EIP award will have reached the end of their deferred period.

Final awards under the Performance Share Plan ('PSP') were made in February 2004 to Executive Directors and 16 other senior executives. Awards under the PSP will vest subject to out-performing similar financial services companies over the longer-term, as measured by Total Shareholder Return ('TSR'). The 2004 comparator group is:

Alliance & Leicester	Lloyds TSB
Aviva	Northern Rock
Barclays	Old Mutual
Countrywide	Prudential
Egg	Royal & Sun Alliance
HBOS	Royal Bank of Scotland
Legal & General	Abbey*

*share price frozen at delisting in November 2004

Under the terms of the 2004 PSP, Executive Directors received a 'standard' award up to a maximum of one-times basic salary and a 'stretch' award of up to a further one-times basic salary.

Shares are released depending on the Company's TSR performance relative to the performance of the comparator group companies at the end of three years. There are different release criteria for the standard and stretch awards. Under the standard award, 30% vests for median performance rising on a straight line basis to full vesting for upper quartile performance. Under the stretch award vesting commences above median performance and rises on a straight line basis such that full vesting occurs at the 85th percentile or above. Notwithstanding the comparative TSR performance, the Committee must also be satisfied that the underlying financial performance of the Company warrants vesting. There are no provisions for re-testing within the rules of the scheme.

The 2001 PSP award vested in full in 2004. The Company's TSR performance, relative to the performance of the comparator group companies, exceeded an upper quartile position, and as such, a full award vested. Further details are contained in the PSP table on page 35.

Final grants of share options were made in 2003, including Executive Directors who received option grants to the face value of their basic salary. In order for the these share options to become exercisable, the Company's earnings per share growth must exceed the increase in the retail price index by at least 9% over a three year period. The definition of earnings per share ('EPS'), used to assess performance for 2004, is basic EPS, which assumes earnings to be the profit of the Group after all payments, including taxation, are made. This measure was chosen as the most significant measure of the Company's overall financial performance at the time of the grant. If the performance condition has not been achieved at the end of three years, the test may be repeated on three further consecutive occasions, otherwise the options lapse.

Benefits

In line with typical market practice, executive benefits are provided in the form of a company car (or cash allowance), housing allowance, private medical insurance and permanent disability and accident insurance.

The pension arrangements for Executive Directors were reviewed in 2004 and from April 2005 will require an employee contribution to maintain existing accrual levels. In the case of Robert Dickie, pension is accrued at retirement based on one-fortieth of the base salary paid over the prior twelve months ('final salary') for each year of pensionable service up to 7 August 2003, and one-thirtieth thereafter. For Steven Crawshaw and Rosemary Thorne, pension benefits accrue at one-fortieth for service up to 31 December 2000, and at one-thirtieth thereafter.

The pension scheme provides a lump sum death-in-service benefit of the higher of four times basic salary or four times earnings in the previous tax year, together with spouse's or dependants' pensions.

All final salary pension schemes are coming under external pressure in relation to tougher funding requirements, changes in pension scheme legislation to achieve 'simplification' and changes in state pension age, a reduction in investment returns and from significant increases in life expectancy. With this in mind, the pension arrangements for all employees in the final salary pension scheme (including Executive Directors) will change with effect from 1 April 2005, when an optional employee contribution will be introduced. In addition, the normal retirement age will increase from 60 to 65.

Contracts

In line with Group policy, all Executive Directors have service contracts that expire at their respective normal retirement age, but the Company has the right to give 12 months' notice of termination (or payment in lieu) and the Director may give 6 months' notice.

Executive Directors receive a maximum of 12 months' basic salary and other benefits in the

Executive Director	Age at 31 December 2004	Date of service contract
Steven Crawshaw	43	6 April 1999
Rosemary Thorne	52	29 November 1999
Robert Dickie	45	31 December 2002

event of the Company terminating the contract without notice for any reason other than gross misconduct (when there will be no compensation). The principle is applied that all legal and contractual arrangements are met upon termination, with no additional payments.

The date of each service contract and the age of each current Executive Director (as at 31 December 2004) are shown in the table on page 30.

Employee variable pay plans

The Company continues to encourage wider share ownership through the use of a savings related share option scheme and through the award of restricted shares to key, high-performing individuals. In 2004 half our employees (including Executive Directors) participated in the savings related share option scheme.

Restricted shares are allocated to employees following achievement of specified performance measures. The shares are released to individuals in tranches annually in three years following the award or on the third anniversary of the award, depending on the conditions under which they are awarded. In line with the Remuneration policy, in particular the desire to reward employees through variable pay, the Group Profit Sharing Plan was replaced by incentive arrangements specific to each line of business to help optimise the reward spend across the Company.

The implementation of IFRS is likely to have some effect on the application and measurement of some of the performance conditions within our variable pay schemes. The Remuneration Committee will keep these under review with the aim of applying consistent treatment across the performance periods within these plans.

Chairman and Non-executive Directors' fees

Fee levels for the Chairman are determined by the Remuneration Committee with reference to a similar peer group used for Executive Directors and other senior executives. Consistent with current best practice, the Chairman is not eligible to participate in any form of performance-related incentive plan.

Fee levels for the Non-executive Directors are determined by a Committee, the current membership being Steven Crawshaw, Rosemary Thorne and Rod Kent. Towers Perrin provides independent advice on best practice and market fee levels, taking into account the responsibilities and time commitment of each Non-executive Director.

The Non-executive Directors do not participate in any incentive arrangements and none of them have a service contract. Each receives a letter of engagement indicating that their initial term of appointment will be three years. Non-executive Directors do not receive any other benefits.

Non-executive directorships

Executive Directors who hold non-executive directorships in other companies are permitted to retain their earnings from these posts. Rosemary Thorne is a Non-executive Director of Cadbury Schweppes plc. The Non-executive Directors of Cadbury Schweppes have chosen to utilise a percentage of their fees (between 50% and 60%) to purchase shares in the Company, which are bought within five business days of each relevant payment.

Each Non-executive Director has undertaken to hold such shares during the term of his or her appointment. Rosemary received a fee of £14,000 for the period of her appointment from 6 September 2004 to 2 January 2005.

Performance graph

Bradford & Bingley is now a constituent member of the FTSE 250 Index rather than the FTSE 100 index. To reflect this change, the Company has also decided to change TSR comparator groups for the purpose of the Regulations. Figure 2 therefore shows Bradford & Bingley's TSR compared with the companies comprising the FTSE 250 Index for the period from flotation on 4 December 2000 to 31 December 2004.

Use of TSR comparator groups to measure performance only applies to earlier executive incentive plans.

Compliance

This report sets out the framework of our remuneration policies and the tables show how this framework is applied to each individual Director in the year under review. The tables on pages 32 to 36 have been audited in compliance with the Regulations.

Fig.2 – Historical TSR Performance

Growth in the value of a hypothetical £100 holding over period since listing FTSE 250 comparison based on spot values


£180
£160
£140
£120
£100
£80
£60
Value of Hypothetical £100 Holding
Part year TSR (from Bradford & Bingley flotation, 04/12/2000)
Bradford & Bingley
FTSE-250
Dec 00
Dec 01
Dec 02
Dec 03
Dec 04

Directors' remuneration report

Directors' emoluments for the year ended 31 December 2004

Executive	Salary/fees	Benefits	Other payments to former director	Short-term performance remuneration	**Total emoluments 2004**	Total emoluments 2003
	£	£	£	£	£	£
Christopher Rodrigues (resigned 31 March 2004)	125,000	7,436	–	–	**132,436**	771,310
Steven Crawshaw	402,500	16,700	–	176,850	**596,050**	423,145
Rosemary Thorne	319,625	25,484	–	126,546	**471,655**	462,266
Robert Dickie (appointed 8 August 2003)	253,125	15,110	–	100,215	**368,450**	153,407
Ian Darby (appointed 8 August 2003, resigned 6 August 2004)	235,250	19,234	594,750	93,141	**942,375**	126,572
Total	1,335,500	83,964	594,750	496,752	**2,510,966**	1,936,700
Non-executive						
Rod Kent	210,000	–	–	–	**210,000**	201,667
Nicholas Cosh	58,958	–	–	–	**58,958**	44,000
George Cox	47,500	–	–	–	**47,500**	39,833
Stephen Webster (appointed 1 May 2003)	60,000	–	–	–	**60,000**	32,708
Ian Cheshire (appointed 8 Aug 2003)	42,500	–	–	–	**42,500**	16,782
Louise Patten (appointed 17 December 2003)	42,500	–	–	–	**42,500**	1,798
Trevor Lewis (retired 31 Dec 2003)	–	–	–	–	–	84,263
Diana Courtney (retired 30 April 2003)	–	–	–	–	–	12,333
Mark Smith (retired on 17 Dec 2003)	–	–	–	–	–	43,375
Total	461,458	–	–	–	**461,458**	476,759
Total Directors' emoluments	1,796,958	83,964	594,750	496,752	**2,972,424**	2,413,459

Notes

Short-term performance remuneration shown above reflects amounts payable in respect of 2004 performance.

Taxable benefits received by Directors consist principally of the provision of a company car, health benefits and housing allowance as appropriate.

Basic salaries for the Executive Directors increased in 2004 by 3%, excluding those payments made to Steven Crawshaw for his promotion to Group Chief Executive.

The 'Total Emoluments 2003' reflect payments made to Directors for the period they served on the Board during 2003.

Ian Darby resigned from the Board on 6 August 2004. Under the employment terms agreed with the Group, Ian is entitled to receive his monthly salary, bonus and other benefits until the expiry of his contract, which is due to take effect on 12 August 2005. The salary, benefits and short-term performance remuneration in the above table relate to the period of his service between 1 January and 31 December. The additional sum shown as 'other payments to former director' represents his contractual entitlement to redundancy payments, reflecting more than 20 years served, and the total value of salary, bonus and other benefits payable under the above agreement for the period from 1 January 2005 through to 12 August 2005.

Directors' pensions

Directors' accrued pension entitlements (£000)

	Age as at 31 December 2004	Accrued Pension Entitlement 31 December 2004	Change in Accrued Benefit during 2004	Transfer Value as at 31 December 2004	Transfer Value as at 31 December 2003	Change in Transfer Value during 2004	Transfer Value of increase in accrued pension as at 31 December 2004	Company's pension contribution 2004
Executive								
Christopher Rodrigues (resigned 31 March 2004)	55	113	4	1,818	1,633	185	3	6
Steven Crawshaw	43	63	30	611	269	342	293	23
Rosemary Thorne	52	51	12	767	516	251	159	23
Robert Dickie (appointed 8 Aug 2003)	45	14	8	152	60	92	81	23
Ian Darby (appointed 8 Aug 2003, resigned 6 August 2004)	41	28	8	245	157	88	59	23

Notes

Pension disclosures are reported above in accordance with the Directors' Remuneration Report Regulations 2002. The transfer values reported above reflect the capital value of the relevant pension assessed under market conditions at the end of 2004 and 2003 respectively. The increase in accrued pension entitlement represents the change in the annual pension to which each Director is entitled as a result of changes in pensionable earnings, excluding inflation, and increases in pensionable service.

The accrued pension figure for Steven Crawshaw allows for the fact that his total pension at normal retirement date will be restricted to 2/3rds of his final pensionable salary ('FPS'), offset by his retained benefits held in other pension schemes. The accrued pension figure for Robert Dickie allows for the fact that his pension at normal retirement date will be restricted to 2/3rds of his FPS, offset by his retained benefits held in other pension schemes and a change of accrual rate backdated to 1 August 2003. The transfer values for Steven Crawshaw and Robert Dickie have been restated as at 31 December 2003 to reflect the restated accrued pension figures.

Christopher Rodrigues left the Group on 31 March 2004 with a deferred pension of £113,250.

Under the terms of the contract agreed with the Group, Ian Darby will continue to receive Group pension contributions until his contract expires on 12 August 2005.

In 2004 pension payments to former Directors amounted to £0.3m (2003: £0.2m).

Directors' share option grants

	At 31 Dec 2003	Granted in year	Exercised	Lapsed	At 31 Dec 2004	Exercise price (p)	Earliest exercise date	Last exercise date	Market price on exercise (p)	Date of exercise
Steven Crawshaw										
Executive share option scheme										
Prior to appt as Executive Director	48,863	–	–	–	48,863	291.83	Mar 04	Mar 11	–	–
Post appt as Executive Director	60,205	–	–	–	60,205	315.58	Mar 05	Mar 12	–	–
	81,655	–	–	–	81,655	281.67	Feb 06	Feb 13	–	–
Savings related share option scheme										
Prior to appt as Executive Director	8,437	–	–	–	8,437	200.00	Mar 06	Aug 06	–	–
Robert Dickie										
Executive share option scheme										
Prior to appt as Executive Director	81,655	–	–	–	81,655	281.67	Feb 06	Feb 13	–	–
Savings related share option scheme										
Prior to appt as Executive Director	4,223	–	–	–	4,223	223.74	May 06	Oct 06	–	–
Rosemary Thorne										
Executive share option scheme	90,357	–	–	–	90,357	291.83	Mar 04	Mar 11	–	–
	87,140	–	–	–	87,140	315.58	Mar 05	Mar 12	–	–
	106,507	–	–	–	106,507	281.67	Feb 06	Feb 13	–	–
Savings related share option scheme	2,770	–	2,770	–	–	200.00	Mar 04	Aug 04	304.00	1 Mar 04
	1,609	–	–	–	1,609	252.67	May 05	Oct 05	–	–
	–	2,202	–	–	2,202	244.74	May 07	Oct 07	–	–
Christopher Rodrigues										
Executive share option scheme	130,184	–	130,184	–	–	291.83	Mar 04	Mar 11	294.00	24 Mar 04
	126,749	–	–	126,749	–	315.58	Mar 05	Mar 12	–	–
	170,412	–	–	170,412	–	281.67	Feb 06	Feb 13	–	–
Savings related share option scheme	4,843	–	4,843	–	–	200.00	Mar 04	Aug 04	315.00	10 Mar 04
Ian Darby										
Executive share option scheme										
Prior to appt as Executive Director	45,617	–	–	–	45,617	291.83	Mar 04	Mar 11	–	–
	55,452	–	–	–	55,452	315.58	Mar 05	Mar 12	–	–
	71,005	–	–	–	71,005	281.67	Feb 06	Feb 13	–	–
Savings related share option scheme										
Prior to appt as Executive Director	4,843	–	4,843	–	–	200.00	Mar 04	Aug 04	304.00	1 Mar 04

Notes

The exercises of executive share options are subject to a performance condition related to the improvement in the Company's earnings per share.

Under the 2002 share option award, the EPS performance measure was met and as such the options will become exercisable in March 2005.

Directors' performance share plan awards

	At 31 Dec 2003	Awarded in year	Vested	Lapsed	At 31 Dec 2004	Award value (p) per share	Performance period ends	Vesting date	Performance conditions	Market price on vesting (p)	Date of vesting
Steven Crawshaw											
Prior to appt as Executive Director	39,029	–	39,029	–	–	291.83	Dec 03	Mar 04	Standard	306.50	8 Mar 04
Post appt as Executive Director	48,164	–	–	–	48,164	315.58	Dec 04	Mar 05	Standard	–	–
	22,303	–	–	–	22,303	332.00	Dec 04	Mar 05	Standard	–	–
	70,468	–	–	–	70,468	332.00	Dec 04	Mar 05	Stretch	–	–
	81,656	–	–	–	81,656	281.67	Dec 05	Feb 06	Standard	–	–
	81,655	–	–	–	81,655	281.67	Dec 05	Feb 06	Stretch	–	–
	–	84,990	–	–	84,990	305.92	Dec 06	Feb 07	Standard	–	–
	–	84,989	–	–	84,989	305.92	Dec 06	Feb 07	Stretch	–	–
Robert Dickie											
Prior to appt as Executive Director	81,656	–	–	–	81,656	281.67	Dec 05	Feb 06	Standard	–	–
	81,655	–	–	–	81,655	281.67	Dec 05	Feb 06	Stretch	–	–
	–	80,904	–	–	80,904	305.92	Dec 06	Feb 07	Standard	–	–
	–	80,903	–	–	80,903	305.92	Dec 06	Feb 07	Stretch	–	–
Rosemary Thorne											
	72,172	–	72,172	–	–	291.83	Dec 03	Mar 04	Standard	306.50	8 Mar 04
	69,712	–	–	–	69,712	315.58	Dec 04	Mar 05	Standard	–	–
	22,372	–	–	–	22,372	332.00	Dec 04	Mar 05	Standard	–	–
	92,085	–	–	–	92,085	332.00	Dec 04	Mar 05	Stretch	–	–
	106,508	–	–	–	106,508	281.67	Dec 05	Feb 06	Standard	–	–
	106,507	–	–	–	106,507	281.67	Dec 05	Feb 06	Stretch	–	–
	–	102,151	–	–	102,151	305.92	Dec 06	Feb 07	Standard	–	–
	–	102,150	–	–	102,150	305.92	Dec 06	Feb 07	Stretch	–	–
Christopher Rodrigues											
	103,983	–	103,983	–	–	291.83	Dec 03	Mar 04	Standard	294.00	24 Mar 04
	101,399	–	–	101,399	–	315.58	Dec 04	Mar 05	Standard	–	—
	45,685	–	–	45,685	–	332.00	Dec 04	Mar 05	Standard	–	–
	147,086	–	–	147,086	–	332.00	Dec 04	Mar 05	Stretch	–	–
	170,412	–	–	170,412	–	281.67	Dec 05	Feb 06	Standard	–	–
	170,412	–	–	170,412	–	281.67	Dec 05	Feb 06	Stretch	–	–
	–	163,441	–	163,441	–	305.92	Dec 06	Feb 07	Standard	–	–
	–	163,441	–	163,441	–	305.92	Dec 06	Feb 07	Stretch	–	–
Ian Darby											
Prior to appt as Executive Director	36,436	–	36,436	–	–	291.83	Dec 03	Mar 04	Standard	306.50	8 Mar 04
	44,362	–	–	–	44,362	315.58	Dec 04	Mar 05	Standard	–	–
	16,975	–	–	–	16,975	332.00	Dec 04	Mar 05	Standard	–	–
	61,338	–	–	–	61,338	332.00	Dec 04	Mar 05	Stretch	–	–
	71,005	–	–	–	71,005	281.67	Dec 05	Feb 06	Standard	–	–
	71,005	–	–	–	71,005	281.67	Dec 05	Feb 06	Stretch	–	–
	–	75,183	–	–	75,183	305.92	Dec 06	Feb 07	Standard	–	–
	–	75,183	–	–	75,183	305.92	Dec 06	Feb 07	Stretch	–	–

Notes

Performance Share Plan awards are subject to the achievement of a performance criterion which measures the Company's TSR against a peer group of companies. For a description see the Directors' Remuneration Report. Awards in respect of 2001 vested in full in 2004.

The performance period for the 2002 allocation made under the 2001 Performance Share Plan ended on the 31st December 2004. Full details concerning any shares released to Executive Directors in 2005 will be contained in the Annual Report & Accounts for 2005.

Directors' 1998 long-term incentive plan – share award*

	At 31 Dec 2003	Granted in year	Exercised	Lapsed	At 31 Dec 2004	Award value (p) per share	Exercise Date	Last exercise date	Market price on exercise (p)	Date of exercise
Steven Crawshaw**										
Exercisable	9,647	–	–	–	9,647	249.35	Dec 00	Dec 05	–	–
Rosemary Thorne										
Exercisable	15,147	–	–	–	15,147	249.35	Dec 00	Dec 05	–	–
Christopher Rodrigues										
Exercisable	81,811	–	81,811	–	–	249.35	Dec 00	Dec 05	294.00	24 Mar 04

Notes

*No awards have been made under this plan since December 2000.

**Prior to appointment as Executive Director.

Long-Term Incentive Plan participants were entitled to choose cash or shares.

Where shares were chosen, nil cost options were granted. However, in order to receive these options participants sacrificed cash entitlements equivalent to 249.35p per share.

Notes to Directors' Remuneration Report tables

Christopher Rodrigues and Ian Darby resigned as directors on 31 March and 6 August 2004 respectively.

On 31 December 2004 the closing market price of ordinary shares in Bradford & Bingley plc was 335.75p and the range during the year to 31 December 2004 was 251.50p to 343.25p.

Approved by the Board on 21 February 2005 and signed on its behalf by:

George Cox
Chairman of the Remuneration Committee

Statement of Directors' responsibilities

The following statement, which should be read in conjunction with the statement of the Auditor's responsibilities on page 38, is made by the Directors to explain their responsibilities.

The Directors are required by the Companies Act 1985 to prepare Financial Statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit or loss for the financial year. The Directors are required to prepare the Financial Statements on the going concern basis unless it is not appropriate.

The Directors consider that, in preparing the Financial Statements on pages 39 to 74, they have used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates and that all accounting standards which they consider applicable have been followed.

The Directors have responsibility for ensuring that the Company keeps accounting records which disclose with reasonable accuracy at any time the financial position of the Company and which enable them to ensure that the Financial Statements comply with the Companies Act 1985.

The Directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group to prevent and detect fraud and other irregularities.

Steven Crawshaw
Group Chief Executive
21 February 2005

Independent auditor's report

to the members of Bradford & Bingley plc

We have audited the financial statements on pages 39 to 74. We have also audited the information in the directors' remuneration report on pages 32 to 36.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the Annual Report and the directors' remuneration report. As described on page 37, this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions with the group is not disclosed. We review whether the corporate governance statement on pages 23 to 25 reflects the company's compliance with the nine provisions of the 2003 FRC Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the corporate governance statement and the unaudited part of the directors' remuneration report, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the directors' remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the directors' remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements, and the part of the directors' remuneration report to be audited.

Opinion

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the company and the group as at 31 December 2004 and of the profit of the group for the year then ended; and
- the financial statements and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
Leeds
21 February 2005

Consolidated profit and loss account

for the year ended 31 December 2004

	Notes	Continuing Operations 2004 £m	Discontinued Operations 2004 £m	Total Operations 2004 £m	Continuing Operations 2003 £m	Discontinued Operations 2003 £m	Total Operations 2003 £m
					(restated)		(restated)
Interest receivable:							
Interest receivable and similar income arising from debt securities		**162.2**	**–**	**162.2**	144.9	–	144.9
Other interest receivable and similar income		**1,619.6**	**–**	**1,619.6**	1,280.6	0.1	1,280.7
Interest payable		**(1,334.7)**	**–**	**(1,334.7)**	(990.0)	–	(990.0)
Net interest income		**447.1**	**–**	**447.1**	435.5	0.1	435.6
Fees and commissions receivable		**134.0**	**139.0**	**273.0**	133.4	162.7	296.1
Fees and commissions payable		**(35.6)**	**–**	**(35.6)**	(32.0)	–	(32.0)
Other operating income		**30.7**	**–**	**30.7**	38.5	–	38.5
Operating income		**576.2**	**139.0**	**715.2**	575.4	162.8	738.2
Administrative expenses:							
Non-exceptional	3	**(268.0)**	**(146.5)**	**(414.5)**	(266.2)	(172.6)	(438.8)
Exceptional	4	**(31.4)**	**(20.3)**	**(51.7)**	–	–	–
		(299.4)	**(166.8)**	**(466.2)**	(266.2)	(172.6)	(438.8)
Depreciation and amortisation	18/19	**(21.7)**	**(0.8)**	**(22.5)**	(28.8)	–	(28.8)
Provisions for bad and doubtful debts	15	**2.0**	**–**	**2.0**	(6.6)	–	(6.6)
Operating profit/(loss)		**257.1**	**(28.6)**	**228.5**	273.8	(9.8)	264.0
Loss on sale of operations – exceptional	6	**–**	**(123.2)**	**(123.2)**	–	–	–
Profit/(loss) on ordinary activities before tax		**257.1**	**(151.8)**	**105.3**	273.8	(9.8)	264.0
Tax on profit on ordinary activities:	8						
Excluding exceptional credit				**(63.4)**			(72.5)
Exceptional credit				**–**			22.9
				(63.4)			(49.6)
Profit on ordinary activities after tax				**41.9**			214.4
Minority interest (non-equity)				**(9.7)**			(9.7)
Profit attributable to shareholders				**32.2**			204.7
Dividends	10			**(107.0)**			(102.0)
(Loss)/profit retained for the financial year				**(74.8)**			102.7
Basic earnings per share (excluding exceptionals)	11			**31.0p**			28.8p
Basic earnings per share	11			**5.2p**			32.4p
Diluted earnings per share	11			**5.1p**			32.3p

Figures are restated where necessary, following the implementation of Urgent Issues Task Force Abstract 17 *'Employee Share Schemes (revised)'* and Urgent Issues Task Force Abstract 38 *'Accounting for ESOP Trusts'* (see note 2).

The notes on pages 43 to 74 form part of these Financial Statements.

Consolidated balance sheet

at 31 December 2004

	Notes	2004 £m	2003 £m (restated)
Assets			
Cash and balances at central banks		**51.2**	43.7
Treasury bills and other eligible bills	12	**380.4**	132.6
Loans and advances to banks	13	**4,156.0**	2,773.3
Loans and advances to customers	14	**26,152.4**	24,791.5
Loans and advances to customers subject to non-recourse funding	14/17(b)	**2,716.0**	1,063.1
Less non-recourse funding	14/17(b)	**(2,706.0)**	(1,036.7)
		10.0	26.4
Debt securities	16	**4,317.7**	3,884.9
Intangible fixed assets	18	**–**	116.1
Tangible fixed assets	19	**124.0**	138.9
Other assets	20	**48.4**	75.2
Prepayments and accrued income	21	**217.4**	175.3
Total assets		**35,457.5**	32,157.9
Liabilities			
Deposits by banks	22	**1,274.3**	1,708.8
Customer accounts	23	**18,954.1**	17,170.5
Debt securities in issue	24	**12,232.9**	10,322.5
Other liabilities	25	**271.3**	266.7
Accruals and deferred income	26	**190.0**	148.0
Provisions for liabilities and charges	27	**49.6**	3.3
Subordinated liabilities	28	**1,122.5**	1,121.9
Equity shareholders' funds:			
Called up share capital	29	**158.5**	158.5
Share premium account	30	**3.9**	3.9
Capital redemption reserve	30	**25.0**	12.0
Profit and loss account	30	**1,026.8**	1,093.2
Total equity shareholders' funds	31	**1,214.2**	1,267.6
Minority interest (non-equity)	32	**148.6**	148.6
Total liabilities		**35,457.5**	32,157.9
Memorandum items: Commitments	34	**1,308.9**	1,139.9

Figures are restated where necessary, following the implementation of Urgent Issues Task Force Abstract 17 *'Employee Share Schemes (revised)'* and Urgent Issues Task Force Abstract 38 *'Accounting for ESOP Trusts'* (see note 2).

The notes on pages 43 to 74 form part of these Financial Statements.

Approved by the Board of Directors on 21 February 2005 and signed on its behalf by:

Steven Crawshaw — Group Chief Executive
Rosemary Thorne — Group Finance Director

Company balance sheet

at 31 December 2004

	Notes	2004 £m	2003 £m (restated)
Assets			
Cash and balances at central banks		**51.2**	43.6
Treasury bills and other eligible bills	12	**380.4**	132.6
Loans and advances to banks	13	**3,771.7**	2,556.7
Loans and advances to customers	14	**26,763.5**	24,288.5
Loans and advances to customers subject to non-recourse funding	14/17(b)	**2,000.0**	–
Less non-recourse funding	14/17(b)	**(1,995.8)**	–
		4.2	–
Debt securities	16	**3,693.7**	3,304.1
Shares in Group undertakings	17	**557.6**	624.7
Tangible fixed assets	19	**90.2**	108.8
Other assets	20	**13.4**	26.4
Prepayments and accrued income	21	**145.4**	155.3
Total assets		**35,471.3**	31,240.7
Liabilities			
Deposits by banks	22	**649.3**	391.3
Customer accounts	23	**19,732.4**	17,746.0
Debt securities in issue	24	**12,305.6**	10,322.5
Other liabilities	25	**232.5**	228.1
Accruals and deferred income	26	**162.7**	136.4
Provisions for liabilities and charges	27	**54.0**	3.2
Subordinated liabilities	28	**1,271.2**	1,270.5
Equity shareholders' funds:			
Called up share capital	29	**158.5**	158.5
Share premium account	30	**3.9**	3.9
Capital redemption reserve	30	**25.0**	12.0
Profit and loss account	30	**876.2**	968.3
Total equity shareholders' funds	31	**1,063.6**	1,142.7
Total liabilities		**35,471.3**	31,240.7
Memorandum items: Commitments	34	**807.3**	740.4

Figures are restated where necessary, following the implementation of Urgent Issues Task Force Abstract 17 *'Employee Share Schemes (revised)'* and Urgent Issues Task Force Abstract 38 *'Accounting for ESOP Trusts'* (see note 2).

The notes on pages 43 to 74 form part of these Financial Statements.

Approved by the Board of Directors on 21 February 2005 and signed on its behalf by:

Steven Crawshaw	Group Chief Executive
Rosemary Thorne	Group Finance Director

Consolidated statement of total recognised gains and losses

for the year ended 31 December 2004

	Note	2004 £m	2003 £m (restated)
Profit attributable to shareholders		**32.2**	204.7
Total recognised gains and losses for the year		**32.2**	204.7
Prior year adjustment	2(a)	**2.9**	–
Total gains and losses recognised since the last annual accounts		**35.1**	204.7

No note of historical cost profits and losses has been presented as there is no material difference between the Group's results as disclosed in the Consolidated Profit and Loss Account and the results on an unmodified historical cost basis.

Consolidated cash flow statement

for the year ended 31 December 2004

	Notes	2004 £m	2003 £m (restated)
Net cash (outflow) from operating activities	37(a)	**(1,859.1)**	(1,142.0)
Returns on investment and servicing of finance			
Interest paid on perpetual preferred securities		**(9.7)**	(9.7)
Interest paid on subordinated liabilities		**(78.8)**	(62.0)
Net cash (outflow) from returns on investment and servicing of finance		**(88.5)**	(71.7)
Taxation		**(71.9)**	(61.5)
Capital expenditure and financial investment			
Purchase of investment securities		**(9,925.9)**	(7,326.9)
Sale and maturity of investment securities		**9,245.7**	7,456.1
Purchase of tangible fixed assets		**(42.5)**	(27.4)
Sale of tangible fixed assets		**31.5**	24.9
Net cash (outflow)/inflow from capital expenditure and financial investment		**(691.2)**	126.7
Acquisitions and disposals			
Net cash inflow from sale of discontinued operations		**36.9**	–
Net cash (outflow) from the investment in joint venture		–	(0.6)
Net cash (outflow) from the acquisitions of subsidiaries		–	(9.7)
Net cash inflow/(outflow) from acquisitions and disposals		**36.9**	(10.3)
Equity dividends paid		**(104.0)**	(97.7)
Financing			
Net proceeds from the issue of perpetual subordinated liabilities		–	444.2
Net proceeds from secured funding		**3,346.6**	970.9
Repurchase of own shares		–	(62.0)
Net proceeds from sale of surplus conversion shares		**49.7**	–
Repayment of secured funding		**(197.7)**	–
Purchase of own shares		**(0.8)**	(14.3)
Disposal of own shares		**11.9**	1.5
Net cash inflow from financing		**3,209.7**	1,340.3
Increase in cash	37(c)	**431.9**	83.8

Figures are restated where necessary, following the implementation of Urgent Issues Task Force Abstract 17 'Employee Share Schemes (revised)' and Urgent Issues Task Force Abstract 38 'Accounting for ESOP Trusts' (see note 2).

The notes on pages 43 to 74 form part of these Financial Statements.

Notes to the financial statements

1. Principal accounting policies

The accounting policies have been reviewed in accordance with the requirements of Financial Reporting Standard ('FRS') No.18 *'Accounting Policies'*. The Directors consider that the accounting policies set out below remain most appropriate to the Company's circumstances, have been consistently applied, and are supported by reasonable and prudent estimates and judgements.

(a) Basis of preparation

The accounts have been prepared in accordance with applicable accounting standards and decisions of the Urgent Issues Task Force ('UITF') under the historical cost accounting convention. In addition the accounts have been prepared in accordance with the special provisions of Part VII Chapter II of the Companies Act 1985 applicable to banking companies and banking groups and in accordance with the Statements of Recommended Practice ('SORPs') issued by the British Bankers' Association.

UITF Abstract 17 *'Employee Share Schemes (revised)'* and UITF Abstract 38 *'Accounting for ESOP Trusts'* have been fully adopted by the Group. This adoption has not had any significant impact on the results for the year or net assets of the Group. Note 2 provides further detail on the effect of the adoption.

(b) Basis of consolidation

The Group accounts consolidate the accounts of the Company and its subsidiary undertakings, and other companies which are considered by the Directors to be quasi-subsidiaries as defined in FRS No. 5 *'Reporting the Substance of Transactions'*, all of which have co-terminous accounting periods. Where subsidiaries have been acquired during a period, their results have been consolidated in the financial statements from the date of acquisition. Where subsidiaries have been disposed during a period, their results have been consolidated in the financial statements up to the date of disposal.

(c) Goodwill

Goodwill arising on the acquisition of subsidiary undertakings represents the difference between the fair value of the consideration and the aggregate of the fair values of the separate net assets acquired. Goodwill is included within intangible fixed assets and is amortised over a period appropriate to each acquisition, not exceeding 20 years.

Any unamortised goodwill on disposal of a subsidiary undertaking or joint venture is charged against the sale proceeds.

Impairment reviews are conducted at the end of the first full year after the year of acquisition in accordance with accounting standards, or when events or changes in circumstances indicate that the carrying value of goodwill may not be fully recoverable or the amortisation period may have reduced. Any shortfalls are added to the amortisation of goodwill in the year of the impairment review.

(d) Taxation

The charge for taxation is based on the profit for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Full provision is made for deferred taxation in accordance with FRS 19 *'Deferred Tax'*.

(e) Fixed assets and depreciation

The cost of additions and major alterations to land and buildings, equipment, fixtures and motor vehicles is capitalised.

Depreciation is provided so as to write off the cost, less the estimated residual value, of tangible fixed assets over their useful economic lives.

Depreciation is provided as follows:

- freehold and long leasehold buildings at 2% per annum on a straight-line basis;
- short leasehold properties are amortised over the remainder of the lease for a period up to 50 years on a straight-line basis;
- fixtures and fittings at 20% per annum on a straight-line basis;
- motor vehicles at 25% per annum on a reducing balance basis;
- computer equipment at rates ranging from 20% to 33% per annum on a straight-line basis;
- software licences of an enduring nature at rates ranging from 20% to 33% per annum on a straight-line basis;
- system development at 20% per annum on a straight-line basis;
- internet development costs for transactional based websites at 50% per annum on a straight-line basis; and
- other equipment and major alterations to buildings at 10% per annum on a straight-line basis.

Any impairment in the value of freehold and long leasehold land and buildings is dealt with through the Profit and Loss Account as it arises.

(f) Leasing

Rentals under operating leases are charged to administrative expenses in the year in which the expenditure is incurred. Assets acquired under finance leases are capitalised at fair value at the start of the lease, with the corresponding obligations being included in other liabilities. The finance lease costs charged to the Profit and Loss Account are based on a constant periodic rate as applied to the outstanding liabilities.

(g) Debt securities

Debt securities intended for use on a continuing basis in the Group's activities are classified as investment securities and are stated at cost as adjusted for the amortisation of any premiums or discounts arising on acquisition, which are amortised over the period to redemption on a level yield basis. Any such amortisation is included in interest receivable. Provision is made for any impairment in value. Debt securities are accounted for on a trade date basis. Each investment in a structured investment vehicle ('SIV') is individually reviewed to ensure the accounting treatment is appropriate.

Where the SIV is considered to have minimal management discretion, the Group recognises its share of the SIV's underlying assets and liabilities. In other cases they are treated as debt securities. Interest on these vehicles includes a margin above the coupon rate to reflect profits earned by the underlying investment.

(h) Pension and post retirement benefits

The Group charges pension and other post retirement costs against profits in accordance with Statement of Standard Accounting Practice ('SSAP') 24 *'Accounting for Pension Costs'* using an actuarial method and assumptions designed to provide for the anticipated costs over the remaining service lives of the employees in the scheme. This method ensures that the regular costs represent a relatively equal proportion of the current and expected future pensionable payroll in the light of current actuarial assumptions. Any SSAP 24 prepayment or liability is included in prepayments and accrued income or other liabilities as appropriate, with all charges to the Profit and Loss Account, including interest, in administrative expenses.

Variations from regular cost are spread over the remaining service lives of current employees in the scheme.

(i) Provisions for bad and doubtful debts

Provisions for losses on residential loans and advances to customers are made at the year end. The basis for determining the level of provisions is to provide for all reasonably foreseeable losses that exist in the portfolio at the date of calculation.

1. Principal accounting policies – continued

(i) Provisions for bad and doubtful debts – continued

Specific provisions for residential lending are created for cases with arrears to debt ratios of 2.5% or greater. The potential shortfall is calculated from the outstanding mortgage debt plus costs of repossession less the estimated property value with a discount valuation factor for forced sale. The potential shortfall for each case is adjusted to reflect the probability of loss. This adjustment reflects historical performance except for specialist lending where, because this area of lending is not yet mature, probabilities of loss are predicted by reference to the credit scoring system.

The specific provision for properties in possession is based on the contracted/agreed sale price or sale valuation with adjustment for expenses of sale and income from insurance policies.

Specific provisions for the commercial portfolio are calculated on all cases which are three or more months in arrears. A probability of loss, dependent on the severity of the arrears, is applied on a case-by-case basis. Loans and advances are written off where there is no realistic prospect of recovery.

General provisions are raised to cover losses which are judged to be present in loans and advances at the balance sheet date, but which have not been specifically identified as such. The general provision also takes into account the economic climate in the market and the level of security held.

Interest charged to all residential and commercial loans which are in arrears or in possession, and where the interest is expected to be irrecoverable, is suspended from other interest receivable and similar income.

(j) Debt securities in issue and capital instruments

Debt securities in issue are stated at cost as adjusted for the amortisation of any premiums or discounts arising on issue, which are amortised over the period to redemption on a level yield basis. Any such amortisation is included in interest payable.

Premiums or discounts on capital instruments are amortised over the period to the instruments' maturity at a constant rate and included in interest payable. The unamortised amounts are deducted from the relevant liability. In the event of early repayment, the unamortised issue cost is charged to interest payable.

(k) Investments in subsidiary undertakings

Bradford & Bingley plc's investments in subsidiary undertakings are stated at cost.

(l) Foreign currencies

Assets and liabilities denominated in foreign currency that have been hedged by means of matching foreign currency contracts are translated at the exchange rate inherent in those contracts. Where assets and liabilities denominated in foreign currency have not been hedged, they are translated at the rate of exchange at the balance sheet date. Any gains or losses are included in interest receivable or payable depending on the underlying instrument being an asset or liability.

(m) Mortgage indemnity insurance

Charges to borrowers in respect of high loan-to-value advances are paid to a wholly owned captive insurance company. In the Group accounts these charges are treated as deferred income and deducted from loans and advances to customers. The income deferred is released to interest receivable on a level yield basis over the life of the mortgage.

(n) Incentives to customers

Cashbacks, interest discounts and other incentives to customers are amortised against interest receivable over the early redemption clawback period of these products commencing from the date of completion. Unamortised incentives are held within prepayments and accrued income and other liabilities.

(o) Acquisition of mortgage portfolios

Premiums paid on the acquisition of mortgage portfolios are held within other assets and amortised over the estimated economic life of the underlying asset. Where such mortgage portfolios are acquired as part of a company purchase, the resulting charge is included within administrative expenses. Where such mortgage portfolios are acquired as a result of a specific asset purchase, the resulting charge is deducted from interest receivable.

(p) Loans and advances to customers subject to non-recourse funding

Loans and advances to customers subject to non-recourse funding are included in the Balance Sheets using the linked presentation method. Such balances are stated at book value. The profit on ordinary activities before taxation is included within other operating income in the Consolidated Profit and Loss Account. The same provisioning policies as stated in note (i) above apply to these loans.

(q) Off-balance sheet financial instruments

Off-balance sheet financial instruments are entered into by the Group for hedging purposes to reduce the risks arising on transactions entered into in the normal course of business. The effectiveness of this hedging is reviewed on a regular basis. The income or expense arising from off-balance sheet financial instruments entered into for hedging purposes is recognised in the accounts in accordance with the accounting treatment of the underlying transaction or transactions being hedged.

Where off-balance sheet instruments are terminated prior to the underlying hedged transaction terminating, any profits or losses realised upon early termination are deferred and matched against the income or expenditure arising from the underlying hedged transaction over the remaining period of the hedged item. If the underlying hedged transaction is extinguished or terminated, the remaining unamortised gains or losses on the hedge are recognised in the Profit and Loss Account immediately.

The Group does not undertake transactions for trading or speculative purposes and consequently all off-balance sheet financial instruments are classified as hedging contracts.

(r) Income recognition

- Interest income is recognised in the Profit and Loss Account as it accrues except where interest is suspended as set out in accounting policy note (i) above.
- Commercial lending fees charged in lieu of interest are recognised in the Profit and Loss Account as interest receivable as they fall.
- Residential lending fees and commissions receivable are recognised in the Profit and Loss Account on receipt within Fees and Commissions Receivable.
- Commission receivable from Regulated Financial Services products is recognised as income within Fees and Commissions Receivable when the policy goes 'on risk', net of any provision for repayment in the event of termination by the customer.
- Procurement fees from sale of mortgages are recognised when the house sale completes and the mortgage becomes active.
- Client fees are recognised on the exchange of contract for the relevant property.
- Estate Agency fees on sales of new and second hand homes are recognised on exchange of contracts.

(s) Fees payable

Fees payable to brokers and agents in respect of the sale of Bradford & Bingley mortgages are fully expensed as incurred.

2. Change in Accounting Policy

(a) Urgent Issues Task Force ('UITF') Abstract 17 *'Employee Share Schemes (revised)'* and UITF Abstract 38 *'Accounting for ESOP Trusts'*

The Group has implemented the requirements of UITF Abstract 17 *'Employee Share Schemes (revised)'* in 2004. As a result, the charge to the profit and loss account in respect of shares and share options granted to employees that are expected to be met from shares held by employee share trusts is now based on the difference between the value on the date of grant and the exercise price. Previously where shares were purchased to meet these obligations the charge was based on the carrying value of shares.

The Group has also implemented the requirements of UITF Abstract 38 *'Accounting for ESOP Trusts'* in 2004. As a result, holdings of ordinary shares in Bradford & Bingley plc owned by the Group's employee share ownership trusts, are now shown as a deduction from shareholders' funds. Previously they were shown as own shares in the Balance Sheet with a charge to the Profit and Loss Account for costs of shares acquired above their eventual realisable value. Purchases and sales of Bradford & Bingley plc ordinary shares are now accounted for as movements in shareholders' funds.

These changes in accounting policy which have been accounted for as a prior year adjustment have a cumulative impact on opening reserves at 1 January 2003 of a decrease of £21.7m. The effect is also to decrease administrative expenses and increase profit before tax by £1.0m in 2003. The cumulative impact on profit attributable to shareholders is £2.9m.

	Notes	Group 2003 £m	Company 2003 £m
(b) Effect of adoption of UITF 17 (R) and UITF 38 on previously reported profit and loss account reserve			
At 1 January as previously reported		1,087.4	1,015.1
Write-back of share discount previously charged to profit and loss account		3.1	3.1
Tax effect		(0.9)	(0.9)
		2.2	2.2
Own shares	2(c)	(23.9)	(23.9)
At 1 January restated		1,065.7	993.4
Repurchase of shares under buy-back programme		(62.0)	(62.0)
Profit retained for period as previously reported		102.0	49.4
Write-back of share discount previously charged to profit and loss account		1.0	1.0
Tax effect		(0.3)	(0.3)
		102.7	50.1
Net movement in own shares	2(c)	(12.8)	(12.8)
Deficit on transactions in own shares		(0.4)	(0.4)
At 31 December		1,093.2	968.3

	Notes	Group and Company 2003 £m
(c) Effect of adoption of UITF 17 (R) and UITF 38 on previously reported own shares		
At 1 January as previously reported		20.8
Write-back of share discount		3.1
At 1 January restated	2(b)	23.9
Purchases in period		14.3
Use of shares on exercise of employee options and for other employee share plans		(1.5)
Net movement in own shares	2(b)	12.8
At 31 December		36.7

3. Non-exceptional administrative expenses

	2004	2003
	£m	£m
		(restated)
Staff costs (see note 5)	**192.5**	209.8
Property rentals	**15.4**	14.8
Hire of equipment	**1.7**	1.9
Remuneration of auditors and associates:		
Audit services:		
Statutory audit fees	**0.6**	0.6
Other audit fees	**0.2**	0.1
	0.8	0.7
Further assurance services	–	0.2
Tax services	**0.2**	0.2
Other services	**0.1**	0.2
Other expenses	**203.8**	211.0
	414.5	438.8

Statutory audit fees paid by the Company were £0.4m (2003: £0.5m). In addition, included within note 6 are fees paid to KPMG Audit Plc and its affiliated firms of £0.6m in relation to further assurance services provided on the sale of businesses.

4. Exceptional administrative expenses

	Continuing Operations 2004	Discontinued Operations 2004	Total Operations 2004
	£m	£m	£m
Provisions for compensation claims	**23.7**	13.4	**37.1**
Staff redundancy costs	**7.7**	–	**7.7**
Asset write-off	–	5.3	**5.3**
Other	–	1.6	**1.6**
	31.4	**20.3**	**51.7**

There were no exceptional administrative expenses in 2003.

5. Staff costs and numbers

	2004	2003	2004	2003	2004	2003
	Full time		Part time		Full time equivalent	
The average number of persons employed by the Group during the year	**4,949**	5,834	**1,501**	1,914	**5,664**	6,745
Analysed as follows:						
Continuing	**2,844**	3,028	**686**	998	**3,171**	3,503
Discontinued	**2,105**	2,806	**815**	916	**2,493**	3,242

The full time equivalent is based on the average hours worked by employees in the year. The total headcount at the start of the year was 7,451 and at the close was 3,152.

	2004	2003
	£m	£m
The aggregate costs of these persons were as follows:		(restated)
Wages and salaries	**163.5**	177.7
Social security costs	**17.9**	19.3
Other pension costs	**11.1**	12.8
	192.5	209.8

6. Loss on sale of discontinued operations	Property Services	Charcol Companies	Total
	£m	£m	£m
Consideration	49.5	12.7	62.2
Net assets disposed	(38.1)	(14.4)	(52.5)
Related goodwill	(16.5)	(91.1)	(107.6)
Disposal and other termination costs (see note below)	(19.8)	(5.5)	(25.3)
Total loss on sale of operations	(24.9)	(98.3)	(123.2)

Note: Disposal and other termination costs include early termination fees on outsource contracts, staff costs, professional fees and insurance run-off liabilities.

7. Directors' remuneration

Full details of the Directors' remuneration are set out in the Directors' Remuneration Report on pages 28 to 36, including details of the long-term incentive schemes and pension entitlements.

8. Tax on profit on ordinary activities	2004	2003
	£m	£m
(a) Analysis of the charge in the year		(restated)
Current tax:		
UK corporation tax on profits for the year	50.7	74.5
Adjustments in respect of previous periods	(7.8)	(12.3)
Exceptional credit – UK corporation tax	–	(22.9)
	42.9	39.3
Foreign tax	5.7	1.7
Total current tax	48.6	41.0
Deferred tax:		
Origination and reversal of timing differences (see note 20)	14.8	8.6
Total deferred tax	14.8	8.6
Tax on profit on ordinary activities	63.4	49.6

In 2004, there is an adjustment in respect of previous periods included within foreign tax of £0.3m (credit).

Included within the 2004 total current tax charge above is a tax credit of (£10.4m) relating to exceptional administrative expenses and a tax credit of (£3.2m) relating to loss on sale of operations.

In 2003, the Inland Revenue agreed that certain costs of conversion to listed company status were a deductible expense for tax purposes. As a result of this agreement, an exceptional tax credit of £22.9m was recognised in 2003.

8. Tax on profit on ordinary activities – continued

(b) Factors affecting the tax charge

The tax assessed for the period is different to the standard rate of corporation tax in the UK (30%). The differences are explained below:

	2004	2003
	£m	£m
		(restated)
Profit on ordinary activities before taxation	105.3	264.0
Profit on ordinary activities multiplied by the standard rate of corporation tax in the UK of 30% (2003: 30%)	31.6	79.2
Effects of:		
Expenses not deductible for tax	3.9	8.2
Lower rate on overseas earnings	(3.9)	(2.6)
Adjustments in respect of previous periods	(7.8)	(12.3)
Tax on minority interests (non-equity)	(2.8)	(2.9)
Exceptional tax credit	–	(22.9)
Timing differences	(11.2)	(5.7)
Exceptional costs	5.1	–
Sale of operations	33.7	–
Current tax charge for the year	48.6	41.0

9. Profit on ordinary activities after tax

The profit after tax of the Company attributable to the shareholders is £6.5m (2003: £152.1m). As permitted by section 230 of the Companies Act 1985, the Company's Profit and Loss Account has not been presented in these Financial Statements.

10. Dividends

	Company		Company	
	2004	2003	2004	2003
	Pence per share	Pence per share	£m	£m
Interim dividend paid	5.7	5.5	36.0	33.6
Final dividend proposed	11.4	11.0	71.0	68.4
	17.1	16.5	107.0	102.0

11. Earnings per share

	Group and Company	
	2004	2003
	Shares (m)	Shares (m)
Weighted average number of ordinary shares in issue	624.3	631.2
Dilutive effect of ordinary shares issuable under Company share schemes	1.3	2.8
Diluted ordinary shares	625.6	634.0

Shares acquired by employee share trusts, which are deducted from equity shareholders' funds, have been excluded from the calculation of earnings per share, as under FRS 14 *'Earnings per share'* they are treated as if they are cancelled until such time as they vest unconditionally to the employee.

11. Earnings per share – continued

The earnings, net of corporation tax, used in calculating the basic, diluted and excluding exceptionals earnings per share figures were as follows:

	2004	2003
	£m	£m
Basic and diluted earnings: profit attributable to the shareholders of Bradford & Bingley plc	**32.2**	204.7
Add: exceptional administrative expenses (net of tax)	**41.3**	–
Add: loss on sale of operations (net of tax)	**120.0**	–
Less: exceptional tax credit	–	(22.9)
Earnings excluding exceptionals	**193.5**	181.8

The earnings per share figure excluding exceptionals is reported in order to provide shareholders with a performance measure showing underlying profitability.

12. Treasury bills and other eligible bills	Group and Company 2004 Book value	Group and Company 2003 Book value	Group and Company 2004 Market value	Group and Company 2003 Market value
	£m	£m	£m	£m
Investment securities:				
Treasury bills and similar securities	**380.4**	132.6	**380.3**	132.5
	380.4	132.6	**380.3**	132.5

The movement on treasury bills and other eligible bills held for investment purposes was as follows:

	Group and Company Book value
	£m
At 1 January 2004	**132.6**
Additions	**1,257.6**
Disposals and maturities	**(1,014.3)**
Amortisation of discounts	**4.5**
At 31 December 2004	**380.4**

Included in the above balances are unamortised discounts on investment securities of £0.8m for Group and Company (2003: £0.4m).

13. Loans and advances to banks	Group 2004	Group 2003	Company 2004	Company 2003
	£m	£m	£m	£m
Repayable on demand	**657.9**	230.8	**421.1**	124.5
Other loans and advances repayable:				
In not more than three months	**3,498.1**	2,542.5	**3,350.6**	2,432.2
	4,156.0	2,773.3	**3,771.7**	2,556.7
Included above are the following amounts which relate to items in the course of collection from other banks	**43.3**	43.8	**43.3**	43.4

14. Loans and advances to customers	Group		Company	
	2004	2003	**2004**	2003
	£m	£m	**£m**	£m
After provisions:				
Advances secured on residential properties	**25,588.7**	22,523.7	**15,127.4**	8,921.7
Other secured advances	**3,279.7**	3,330.9	**3,282.3**	3,338.6
Amounts due from subsidiary undertakings	**–**	–	**10,330.8**	12,005.1
Subordinated loan to quasi-subsidiary	**–**	–	**23.0**	23.1
Non-recourse funding	**(2,706.0)**	(1,036.7)	**(1,995.8)**	–
	26,162.4	24,817.9	**26,767.7**	24,288.5
Repayable:				
On demand and at short notice	**62.5**	40.4	**10,392.6**	12,028.7
In not more than three months	**138.1**	172.3	**124.2**	145.8
In more than three months but not more than one year	**273.2**	383.4	**239.6**	298.3
In more than one year but not more than five years	**2,649.8**	2,785.2	**2,345.9**	2,258.0
In more than five years	**25,802.8**	22,551.5	**15,690.4**	9,567.2
	28,926.4	25,932.8	**28,792.7**	24,298.0
Less:				
Non-recourse funding	**(2,706.0)**	(1,036.7)	**(1,995.8)**	–
General and specific bad debt provisions (see note 15)	**(47.6)**	(49.8)	**(24.3)**	(9.5)
General and specific bad debt provisions for loans and advances to customers subject to non-recourse funding	**(5.5)**	(10.9)	**(4.9)**	–
Deferred mortgage indemnity income	**(4.9)**	(17.5)	**–**	–
	26,162.4	24,817.9	**26,767.7**	24,288.5

It should be noted that this may not reflect actual experience of repayments as many mortgage loans are repaid early.

Within loans and advances to customers are £4,432.1m (2003: £2,094.8m) of advances which act as security for funding, being non-recourse of £2,716.0m and covered bonds of £1,716.1m.

Included within the above are the following non-performing loans and advances to customers:

	Group		Company	
	2004	2003	**2004**	2003
	£m	£m	**£m**	£m
Loans and advances before provisions	**28.2**	42.5	**1.8**	7.7
Loans and advances after provisions	**27.0**	40.6	**1.6**	7.1

15. Provisions for bad and doubtful debts	Advances secured on residential property	Other secured advances	Sub-total	Securitised vehicles	Total
	£m	£m	£m	£m	£m
Provisions against loans and advances to customers have been made as follows:					
Group					
At 1 January 2004:					
General provision	40.9	3.4	44.3	10.9	55.2
Specific provision	4.4	1.1	5.5	–	5.5
	45.3	4.5	49.8	10.9	60.7
Transfer of general provision to securitised vehicle	(4.9)	–	(4.9)	4.9	–
Amounts written back during the year	4.7	–	4.7	–	4.7
Profit and Loss Account:					
Increase/(decrease) in provisions	3.9	(0.1)	3.8	(10.3)	(6.5)
Adjustments to specific provision for bad and doubtful debts resulting from recoveries during the year	(4.8)	(1.0)	(5.8)	–	(5.8)
	(0.9)	(1.1)	(2.0)	(10.3)	(12.3)
At 31 December 2004:					
General provision	41.3	3.3	44.6	5.5	50.1
Specific provision	2.9	0.1	3.0	–	3.0
	44.2	3.4	47.6	5.5	53.1
Company					
At 1 January 2004:					
General provision	3.1	3.4	6.5	–	6.5
Specific provision	1.9	1.1	3.0	–	3.0
	5.0	4.5	9.5	–	9.5
Transfer of general provision from a subsidiary company	21.9	–	21.9	–	21.9
Transfer of general provision to securitised vehicle	(4.9)	–	(4.9)	4.9	–
Amounts written back during the year	3.9	–	3.9	–	3.9
Profit and Loss Account:					
(Decrease) in provisions	(0.2)	(0.1)	(0.3)	–	(0.3)
Adjustments to specific provision for bad and doubtful debts resulting from recoveries during the year	(4.8)	(1.0)	(5.8)	–	(5.8)
	(5.0)	(1.1)	(6.1)	–	(6.1)
At 31 December 2004:					
General provision	20.1	3.3	23.4	4.9	28.3
Specific provision	0.8	0.1	0.9	–	0.9
	20.9	3.4	24.3	4.9	29.2

16. Debt securities

	Group		Company	
	2004 Book value	2003 Book value	**2004 Book value**	2003 Book value
	£m	£m	**£m**	£m
Investment securities issued by public bodies:				
Government securities	**296.6**	267.1	**252.6**	216.5
Other public sector securities	**–**	164.2	**–**	164.1
Investment securities issued by other issuers:				
Bank and building society certificates of deposit	**1,509.8**	774.5	**1,236.9**	542.3
Other debt securities	**2,511.3**	2,679.1	**2,204.2**	2,381.2
	4,317.7	3,884.9	**3,693.7**	3,304.1
Debt securities have remaining maturities as follows:				
Due within one year	**1,655.2**	1,301.6	**1,318.4**	1,030.1
Due one year and over	**2,662.5**	2,583.3	**2,375.3**	2,274.0
	4,317.7	3,884.9	**3,693.7**	3,304.1
Analysis of debt securities by listing status:				
Listed	**2,785.3**	2,948.1	**2,434.8**	2,597.7
Unlisted	**1,532.4**	936.8	**1,258.9**	706.4
	4,317.7	3,884.9	**3,693.7**	3,304.1
Unamortised premiums and discounts	**13.3**	13.9	**13.3**	13.9
Profits on sale of debt securities	**10.0**	3.2	**10.0**	3.2

	Group		Company	
	2004 Market value	2003 Market value	**2004 Market value**	2003 Market value
	£m	£m	**£m**	£m
Investment securities issued by public bodies:				
Government securities	**294.8**	266.0	**250.7**	216.2
Other public sector securities	**–**	192.2	**–**	192.2
Investment securities issued by other issuers:				
Bank and building society certificates of deposit	**1,509.6**	773.7	**1,236.7**	542.1
Other debt securities	**2,594.3**	2,714.0	**2,265.3**	2,412.8
	4,398.7	3,945.9	**3,752.7**	3,363.3
Market value of listed securities	**2,844.6**	2,987.2	**2,494.0**	2,629.0
Market value of unlisted securities	**1,554.1**	958.7	**1,258.7**	734.3

16. Debt securities – continued

	Group £m	Company £m
Movements during the year of transferable debt securities held as financial fixed assets are analysed as follows:		
Net book value		
At 1 January 2004	3,884.9	3,304.1
Additions	8,668.9	8,123.1
Disposals and maturities	(8,200.8)	(7,699.8)
Premiums net of discounts charged in the year	(1.6)	–
Other movements	(33.7)	(33.7)
At 31 December 2004	4,317.7	3,693.7

All debt securities are intended for use on a continuing basis in the operations of the Group and it is for this reason that they are classified as financial fixed assets.

17. Investments

	Company £m
(a) Shares in Group undertakings	
At 1 January 2004	624.7
Disposals	(67.1)
At 31 December 2004	557.6

During the year Bradford & Bingley plc disposed of Charcol Aitchison & Colegrave Ltd, Charcol Holden Meehan Ltd, SecureMove Property Services Ltd and Bradford & Bingley Marketplace Ltd.

The principal trading subsidiary undertakings of Bradford & Bingley plc at 31 December 2004 held directly or indirectly are listed below:

	Country of registration	Major activity	Class of shares held	Interest
Direct				
Bradford & Bingley Insurance (Isle of Man) Ltd	Isle of Man	Captive insurance company	Ordinary	100%
Bradford & Bingley International Ltd	Isle of Man	Offshore deposit-taking	Ordinary	100%
Bradford & Bingley Investments	England	Holding company	Ordinary	100%
Bradford & Bingley Treasury Services (Ireland)	England	Treasury activities	Ordinary	100%
Indirect				
Mortgage Express	England	Residential mortgage lending	Ordinary	100%

The Company's shareholding in Bradford & Bingley Insurance (Isle of Man) Ltd is in partly paid ordinary shares. The Company has a potential future liability of £7.75m to pay fully for all shares issued to the balance sheet date.

The above principal subsidiary undertakings all operate in the country of registration with the exception of Bradford & Bingley Treasury Services (Ireland) which operates in the Republic of Ireland. Bradford & Bingley Investments, Bradford & Bingley Treasury Services (Ireland) and Mortgage Express are all unlimited companies. The results of all subsidiary undertakings have been included in these Financial Statements.

(b) Quasi-subsidiaries

(i) Advances secured on residential property subject to non-recourse funding

On 17 November 2004 Aire Valley Finance plc, a quasi-subsidiary of the Group, exercised its option to redeem all classes of bonds, which were serviceable against the cashflows of a portfolio of residential mortgage assets. The remaining portfolio of residential mortgage assets was sold to Bradford & Bingley plc to raise the funding to fully redeem the bonds. The income and costs up to the date of sale are included in the Group accounts.

A quasi-subsidiary of the Group, Aire Valley Trustees (No. 2) Ltd, also has a portfolio of residential mortgage assets. The beneficial interest in this portfolio was subsequently transferred to a further quasi-subsidiary of the Group, Aire Valley Finance (No. 2) plc. Aire Valley Finance (No. 2) plc was funded by the issue of £1.0bn of bonds, serviceable only from the cash flows generated by the mortgage portfolio, together with £22.9m of subordinated finance from the Group. At 31 December 2004 the subordinated finance from the Group, including accrued interest, was £23.0m. The company has the option to redeem all classes of bonds at their principal amount outstanding on the interest payment date falling in September 2008 and on any interest payment date falling thereafter or when the value of bonds falls below £100m.

17. Investments – continued
(b) Quasi-subsidiaries – continued
(i) Advances secured on residential property subject to non-recourse funding – continued

Aire Valley Trustees (No. 2) Ltd has entered into an interest rate swap with Bradford & Bingley plc as the swap counterparty to manage the interest rate basis risk payable on the loan notes issued by Aire Valley Finance (No. 2) plc. Mortgage income received by Aire Valley Trustees (No. 2) Ltd from the securitised mortgage portfolio is passed to Bradford & Bingley plc which then pays a floating rate of interest to Aire Valley Trustees (No. 2) Ltd to enable payment of interest on the loan notes. There is one fixed rate swap, with a capped notional volume of £600m and a maximum term of ten years.

The Group is not obliged to support any losses in respect of these mortgages, other than to the extent of its subordinated funding, nor does it intend to do so. This is clearly stated in the agreements with the bond holders.

The controlling interests of Aire Valley Finance (No. 2) plc and Aire Valley Trustees (No. 2) Ltd are held by a discretionary trustee. The Group receives an administration fee for servicing the mortgage portfolio of Aire Valley Finance (No.2) plc, together with any residual income arising after the claims of the bond holders are met.

During the year the Group transferred £8,979m of residential mortgage assets into a master trust, Aire Valley Trustee Ltd. On 5 October 2004 Aire Valley Funding 1 Ltd, a quasi-subsidiary of the Group, acquired a £2bn share in the master trust. A second quasi-subsidiary of the Group, Aire Valley Mortgages 2004-1 plc, acquired a beneficial interest in Aire Valley Funding 1 Ltd's share in the master trust. Simultaneously Aire Valley Funding 1 Ltd issued £2bn of mortgage backed bonds.

Bradford & Bingley plc has also entered into a £2bn notional volume interest rate basis swap agreement with Aire Valley Funding 1 Ltd to limit the impact of any fixed and base rate mortgage earnings with Libor based funding.

The Group is not obliged to support any losses in respect of both companies' interests in the master trust, nor does it intend to do so. This is clearly stated in the agreement with the bondholders. The Group receives an administration fee for servicing the mortgage portfolio, together with deferred consideration, after the claims of bondholders are met.

The detailed Profit and Loss Account and Balance Sheet linked presentation of these quasi-subsidiaries included in the Group and Company are:

	Group Aire Valley Finance plc		Group Aire Valley Trustees (No.2) Ltd and Aire Valley Finance (No.2) plc		Group and Company Aire Valley Funding 1 Ltd and Aire Valley Mortgages 2004-1 plc	
Profit and Loss Account	**2004**	2003	**2004**	2003	**2004**	2003
	£m	£m	**£m**	£m	**£m**	£m
Interest receivable and similar income	**13.6**	18.4	**42.3**	45.5	**28.8**	–
Interest payable	**(11.1)**	(12.9)	**(39.3)**	(39.6)	**(25.1)**	–
Net interest income	**2.5**	5.5	**3.0**	5.9	**3.7**	–
Administrative expenses and deferred purchase consideration payable	–	(0.1)	**(10.2)**	(9.4)	**(3.6)**	–
Provisions for bad and doubtful debts	**0.1**	0.8	**10.2**	3.7	–	–
Profit on ordinary activities before taxation	**2.6**	6.2	**3.0**	0.2	**0.1**	–
Taxation on profit on ordinary activities	**(0.5)**	(2.1)	**(3.0)**	(0.2)	**(0.1)**	–
Dividends	**(2.1)**	(4.1)	–	–	–	–
	–	–	–	–	–	–
Balance Sheet linked presentation						
Loans and advances to customers subject to non-recourse funding (net of provisions)	–	268.8	**716.0**	794.3	**2,000.0**	–
Less: non-recourse funding	–	(241.4)	**(710.2)**	(795.3)	**(1,995.8)**	–
	–	27.4	**5.8**	(1.0)	**4.2**	–

17. Investments – continued

(b) Quasi-subsidiaries – continued

(ii) Secured funding

On 24 May 2004 Bradford & Bingley plc issued €2bn of covered bonds secured on mortgage advances held within Bradford & Bingley Covered Bonds LLP. At 31 December 2004, included within loans and advances to customers are £1,716.1m of mortgages assigned to provide security to £1,342.0m of covered bonds held by Bradford & Bingley plc and shown within debt securities in issue. Bradford & Bingley plc retains substantially all the risks and rewards associated with these loans and therefore this transaction does not qualify for linked presentation.

On 30 September 2004 Mortgage Express, a subsidiary of the Group, repurchased a £1.0bn portfolio of residential mortgage assets from a quasi-subsidiary of the Group, Legaless Ltd, and repaid the funding which was shown within deposits by banks in the Group accounts.

The Profit and Loss Account and Balance Sheet extracts of the secured funding quasi-subsidiaries included in the Group are:

	Bradford & Bingley Covered Bonds LLP		Legaless Ltd	
Profit and Loss Account	**2004**	2003	**2004**	2003
	£m	£m	**£m**	£m
Interest receivable and similar income	**66.3**	–	**41.3**	20.5
Interest payable	**(47.0)**	–	**(32.7)**	(13.6)
Net interest income	**19.3**	–	**8.6**	6.9
Administrative expenses and deferred purchase consideration payable	**(14.9)**	–	**(8.6)**	(6.9)
Profit on ordinary activities before taxation	**4.4**	–	–	–
Balance Sheet extracts				
Loans and advances to customers	**1,716.1**	–	–	1,031.7
Other assets and liabilities	**179.3**	–	–	0.4
Amounts due to funding vehicle	–	–	–	(968.6)
Amounts due to Mortgage Express	–	–	–	(6.6)
Amounts due to Bradford & Bingley plc	**(1,892.3)**	–	–	–

18. Intangible fixed assets – goodwill	Group
	£m
Cost	
At 1 January 2004	**160.7**
Disposals in the year	**(160.7)**
At 31 December 2004	–
Amortisation	
At 1 January 2004	**44.6**
Charge for the year	**8.5**
Disposals in the year	**(53.1)**
At 31 December 2004	–
Net book value at 31 December 2004	–
Net book value at 31 December 2003	116.1

Notes 6 and 17(a) provide further details of the disposals during the year.

19. Tangible fixed assets

	Land and buildings	Equipment, fixtures and vehicles	Total
	£m	£m	£m
Group			
Cost			
At 1 January 2004	119.0	214.1	333.1
Additions	3.9	38.6	42.5
Disposals	(12.3)	(26.1)	(38.4)
Other disposals arising on the sale of operations	(3.8)	(42.1)	(45.9)
At 31 December 2004	106.8	184.5	291.3
Depreciation			
At 1 January 2004	36.3	157.9	194.2
Charge for the year	1.6	9.7	11.3
Disposals	(5.1)	(5.5)	(10.6)
Other disposals arising on the sale of operations	(1.5)	(26.1)	(27.6)
At 31 December 2004	31.3	136.0	167.3
Net book value at 31 December 2004	75.5	48.5	124.0
Net book value at 31 December 2003	82.7	56.2	138.9

Sale proceeds from asset disposals were £36.6m (2003: £15.1m) resulting in a loss on sale of £2.7m (2003: £0.4m) which has been charged in the Profit and Loss Account to depreciation and amortisation. In addition, sale proceeds from the sale and leaseback of land and buildings assets were £13.2m (2003: £9.8m) resulting in a profit of £6.4m (2003: £8.1m) which has been included in the Profit and Loss Account in other operating income. Included within Group tangible fixed assets are leased vehicles in the Company Car Ownership Scheme. At 31 December 2004 the net book value of these assets was £5.4m (2003: £20.3m).

	Land and buildings	Equipment, fixtures and vehicles	Total
	£m	£m	£m
Company			
Cost			
At 1 January 2004	111.7	182.6	294.3
Additions	3.9	11.2	15.1
Transfers from/to subsidiary companies	0.4	(5.2)	(4.8)
Disposals	(12.3)	(13.8)	(26.1)
Other disposals arising on the sale of operations	(3.6)	(27.4)	(31.0)
At 31 December 2004	100.1	147.4	247.5
Depreciation			
At 1 January 2004	35.9	149.6	185.5
Charge for the year	1.3	8.1	9.4
Transfers to subsidiary companies	–	(3.5)	(3.5)
Disposals	(5.1)	(5.3)	(10.4)
Other disposals arising on the sale of operations	(1.5)	(22.2)	(23.7)
At 31 December 2004	30.6	126.7	157.3
Net book value at 31 December 2004	69.5	20.7	90.2
Net book value at 31 December 2003	75.8	33.0	108.8

19. Tangible fixed assets – continued	Group		Company	
	2004	2003	2004	2003
	£m	£m	£m	£m
The net book value of land and buildings comprises:				
Freehold	**66.3**	71.8	**61.7**	66.5
Long leasehold (50 or more years unexpired)	**6.9**	7.2	**5.5**	5.7
Short leasehold (less than 50 years unexpired)	**2.3**	3.7	**2.3**	3.6
	75.5	82.7	**69.5**	75.8
Net book value of property occupied for own activities	**73.0**	80.5	**67.0**	73.6

The Group's policy is to value approximately one third of land and buildings each year, although no adjustment is made to the asset values as shown in the Balance Sheets. On the basis of the latest valuation, the total market value at 31 December 2004 was £91.4m compared with a net book value of £75.5m.

The value attributed has been arrived at by the Directors on an open market valuation, with the exception of the Group's principal administration centres at Crossflatts and Bingley. These properties are regarded as specialised properties which have a long-term benefit to the Group and are valued on the basis of depreciated replacement cost. The valuations have been carried out by members of the Royal Institution of Chartered Surveyors.

20. Other assets	Group		Company	
	2004	2003	2004	2003
	£m	£m	£m	£m
Premiums on mortgage books	**27.0**	25.1	**1.4**	–
Deferred taxation	**–**	13.5	**–**	0.1
Mortgage insurance guarantee premiums	**–**	–	**2.0**	4.8
Debt securities in issue awaiting settlement	**3.3**	8.2	**3.3**	8.2
Other	**18.1**	28.4	**6.7**	13.3
	48.4	75.2	**13.4**	26.4
Movement in deferred taxation:				
At 1 January	**13.5**	22.1	**0.1**	10.1
Movement during the year	**(11.2)**	(5.8)	**(3.1)**	(4.7)
Prior years	**(3.6)**	(2.8)	**(2.7)**	(5.3)
At 31 December	**(1.3)**	13.5	**(5.7)**	0.1
The amounts recognised for deferred taxation represent the future recovery of the liability to corporation taxation in respect of:				
Shortfall of capital allowances to depreciation	**7.5**	6.3	**5.4**	4.9
General provision for bad and doubtful debts	**14.7**	16.1	**1.9**	2.0
Other timing differences	**(23.5)**	(8.9)	**(13.0)**	(6.8)
	(1.3)	13.5	**(5.7)**	0.1

The Group and Company deferred tax credit balances are included in Provisions for Liabilities and Charges in the Balance Sheet (note 27).

21. Prepayments and accrued income	Group 2004	Group 2003	Company 2004	Company 2003
	£m	£m	£m	£m
Due from subsidiary undertakings	–	–	17.2	21.5
Derivative financial instruments	87.8	43.6	40.6	43.2
Pension prepayment	46.9	45.2	46.9	45.2
Mortgage incentives	18.3	21.7	0.8	2.3
Other	64.4	64.8	39.9	43.1
	217.4	175.3	145.4	155.3
The movement in mortgage incentives is as follows:				
At 1 January	19.4	2.4	0.7	(0.9)
Cost of incentives	19.3	30.5	(0.9)	(1.5)
Amortisation of incentives	(20.9)	(13.5)	0.5	3.1
At 31 December	17.8	19.4	0.3	0.7

The above table includes mortgage incentives both from prepayments and accrued income and other liabilities.

22. Deposits by banks	Group 2004	Group 2003	Company 2004	Company 2003
	£m	£m	£m	£m
Repayable:				
On demand	231.2	74.9	28.1	58.8
In not more than three months	478.3	276.4	374.5	258.2
In more than three months but not more than one year	101.9	1,057.7	96.6	74.3
In more than one year but not more than five years	462.9	299.8	150.1	–
	1,274.3	1,708.8	649.3	391.3
Included above are the following amounts which relate to items in the course of transmission to other banks	28.7	59.6	26.9	58.0

23. Customer accounts	Group 2004	Group 2003	Company 2004	Company 2003
	£m	£m	£m	£m
Amounts due to subsidiary undertakings	–	–	2,576.0	2,408.1
Other	18,954.1	17,170.5	17,156.4	15,337.9
	18,954.1	17,170.5	19,732.4	17,746.0
Repayable:				
On demand	11,493.2	11,207.3	13,468.8	13,064.0
In not more than three months	2,971.5	3,347.8	2,233.5	2,349.6
In more than three months but not more than one year	2,135.2	1,157.2	1,788.1	972.0
In more than one year but not more than five years	2,354.2	1,458.2	2,242.0	1,360.4
	18,954.1	17,170.5	19,732.4	17,746.0

24. Debt securities in issue	Group		Company	
	2004	2003	2004	2003
	£m	£m	£m	£m
Bonds and medium term notes	**9,644.2**	7,574.8	**9,716.9**	7,574.8
Other debt securities in issue	**2,588.7**	2,747.7	**2,588.7**	2,747.7
	12,232.9	10,322.5	**12,305.6**	10,322.5
Bonds and medium term notes repayable:				
In not more than one year	**2,339.5**	2,340.5	**2,339.5**	2,340.5
In more than one year but not more than two years	**1,730.2**	1,551.0	**1,730.2**	1,551.0
In more than two years but not more than five years	**5,110.0**	3,605.7	**5,182.7**	3,605.7
In more than five years	**464.5**	77.6	**464.5**	77.6
	9,644.2	7,574.8	**9,716.9**	7,574.8
Other debt securities in issue repayable:				
In not more than three months	**2,270.1**	2,450.1	**2,270.1**	2,450.1
In more than three months but not more than one year	**233.6**	230.6	**233.6**	230.6
In more than one year but not more than two years	**60.0**	7.0	**60.0**	7.0
In more than two years but not more than five years	**25.0**	60.0	**25.0**	60.0
	2,588.7	2,747.7	**2,588.7**	2,747.7
Unamortised discounts	**18.7**	14.7	**18.7**	14.7

25. Other liabilities	Group		Company	
	2004	2003	2004	2003
	£m	£m	£m	£m
		(restated)		(restated)
Income tax	**32.9**	26.9	**32.9**	26.9
Corporation tax	**70.2**	93.5	**52.2**	63.4
Dividends payable	**71.0**	68.4	**71.0**	68.4
Mortgage incentives	**0.5**	2.3	**0.5**	1.6
Pension liabilities	**11.6**	10.2	**11.6**	10.2
Surplus conversion shares	**33.0**	–	**33.0**	–
Other creditors	**52.1**	65.4	**31.3**	57.6
	271.3	266.7	**232.5**	228.1

26. Accruals and deferred income	Group		Company	
	2004	2003	2004	2003
	£m	£m	£m	£m
Accrued interest on subordinated liabilities	**19.0**	19.0	**24.7**	24.7
Derivative financial instruments	**68.3**	53.2	**64.0**	53.9
Other	**102.7**	75.8	**74.0**	57.8
	190.0	148.0	**162.7**	136.4

27. Provisions for liabilities and charges	Deferred taxation (note 20)	Empty leasehold premises	Compensation claims	Other restructuring costs	Pension review	Total
	£m	£m	£m	£m	£m	£m
Group						
At 1 January 2004	–	2.3	–	–	1.0	3.3
Charged in the year	1.3	0.4	37.1	14.6	–	53.4
Utilised in the year	–	(1.2)	–	(5.6)	(0.3)	(7.1)
At 31 December 2004	1.3	1.5	37.1	9.0	0.7	49.6
Company						
At 1 January 2004	–	2.3	–	–	0.9	3.2
Charged in the year	5.7	0.4	37.1	14.6	–	57.8
Utilised in the year	–	(1.2)	–	(5.6)	(0.2)	(7.0)
At 31 December 2004	5.7	1.5	37.1	9.0	0.7	54.0

The empty leasehold premises provision relates to properties which are no longer used for trading. Compensation claims relate to potential payments to customers for business written in the past by our independent advisory business. Other restructuring costs relate to the cost reduction programme. The pension review provision has been established to cover compensation payable in connection with phases one and two of the pension review and also a review of free-standing additional voluntary contributions.

28. Subordinated liabilities	Group		Company	
	2004	2003	**2004**	2003
	£m	£m	**£m**	£m
Dated:				
Sterling subordinated notes due 2010	**125.0**	125.0	**125.0**	125.0
Step-up sterling subordinated notes due 2011	**125.0**	125.0	**125.0**	125.0
Sterling perpetual subordinated notes due 2013	**250.0**	250.0	**250.0**	250.0
Sterling perpetual subordinated notes due 2019	**200.0**	200.0	**200.0**	200.0
Sterling fixed rate step-up subordinated notes due 2022	**200.0**	200.0	**200.0**	200.0
Sterling subordinated notes due 2023	**125.0**	125.0	**125.0**	125.0
Sterling perpetual subordinated notes due 2032	–	–	**150.0**	150.0
	1,025.0	1,025.0	**1,175.0**	1,175.0
Less: unamortised issue costs	**(7.5)**	(8.1)	**(8.8)**	(9.5)
	1,017.5	1,016.9	**1,166.2**	1,165.5
Undated:				
13% Perpetual Subordinated Bonds (sterling)	**55.0**	55.0	**55.0**	55.0
11.625% Perpetual Subordinated Bonds (sterling)	**50.0**	50.0	**50.0**	50.0
	1,122.5	1,121.9	**1,271.2**	1,270.5

The sterling subordinated notes due 2010 pay interest at a rate of 7.625% per annum until their maturity. The step-up sterling subordinated notes due 2011 pay interest at a rate of 8.375% per annum until 26 December 2006 when the Company may either redeem them (with the prior consent of the Financial Services Authority) or pay a rate of interest fixed at 1.85% above the relevant five year gilt. The sterling fixed rate step-up subordinated notes due 2022 pay interest at a rate of 5.75% per annum until 12 December 2017 when the Company may either redeem them, as above, or pay a rate of interest 2% above the relevant five year gilt. The sterling subordinated notes due 2023 pay interest at a rate of 6.625% until their maturity. The sterling perpetual subordinated notes due 2032 pay interest at a rate of 6.462% until 2 June 2032 when the Company may redeem them, as above, or pay a rate of interest 2.3% above the relevant five year gilt. The rights of repayment of the holders of subordinated debt, including Perpetual Subordinated Bonds, are subordinated to the claims of all depositors and creditors as regards the principal and interest thereon. Interest on both issues of Perpetual Subordinated Bonds, which have no maturity date, is payable half-yearly in arrears. None of the subordinated liabilities can be repaid at the borrower's option, except as stated above. Interest incurred in the year with respect to subordinated liabilities was £78.8m (2003: £63.0m).

The £250m of perpetual subordinated notes pay interest at a rate of 5.625% and are redeemable by the issuer at its option on 20 December 2013 and on each fifth anniversary thereafter. The £200m of perpetual subordinated notes pay interest at a rate of 6% and are redeemable by the issuer at its option on 10 December 2019 and on each fifth anniversary thereafter.

29. Called up share capital	Group and Company 2004	2004
	Shares (million)	£m
Ordinary shares of 25p each:		
Authorised at 1 January and 31 December 2004	**882.0**	**220.5**
Allotted, called up and fully paid:		
At 1 January and 31 December	**634.1**	**158.5**

The Company was formed and shares issued in accordance with the Building Societies Act 1986. Under these statutory provisions the former Bradford & Bingley Building Society subscribed for 682 million ordinary shares of 25p each in the Company. The former Society distributed these shares on conversion in December 2000.

At 31 December 2004 the market price of Bradford & Bingley plc shares was 335.75p.

Bradford & Bingley Profit Sharing Scheme

In March 2002, employees entitled to the Group bonus could elect to receive shares under the rules of the Bradford & Bingley Profit Sharing Scheme. This scheme operates a trust fund, known as the Bradford & Bingley Share Ownership Trust, which is under the control of independent trustees, Computershare Trustees Limited. By leaving the shares in the Bradford & Bingley Share Ownership Trust for three years, employees will not have to pay income tax and national insurance contributions on receipt of those shares.

At 31 December 2004, the trustees of the Bradford & Bingley Share Ownership Trust held 585,567 shares (2003: 1,357,090) on behalf of 1,656 employees (2003: 2,604).

Bradford & Bingley Employees' Share Trust

On 3 October 2000 the Company established an offshore employee share trust, the Bradford & Bingley Employees' Share Trust, for the purpose of receiving monies and acquiring shares to be used in conjunction with any employee share schemes established by the Company. At 31 December 2004 the trustee, Mourant & Co. Trustees Limited, held 5,510,361 (2003: 6,346,112) shares to satisfy share awards and options which have been made or are to be made in accordance with the rules of the employee share schemes established by the Company. The cost of shares held at 31 December 2004 was £16,304,834 (2003: £18,553,173). The market value of shares held at 31 December 2004 was £18,501,037 (2003: £19,355,641). During 2004 the Company provided £803,290 (2003: £6,400,000) for share purchases. The trust has waived in full its rights to receive dividends on the shares held. This trust currently holds shares relating to the Long Term Incentive Plan, Executive Share Option Scheme, Performance Share Plan and the Employees' Restricted Share Bonus Plan which are detailed below.

Long Term Incentive Plan

Under the rules of the 1998 Long Term Incentive Plan it was possible for the participants to elect to take share options rather than the cash entitlements. Awards were made under this plan on 12 December 2000, and 50 participants elected to take options over 353,744 shares exercisable at the same time as the cash payments (40% immediately and two further equal tranches on the first and second anniversaries). The options over shares remain exercisable during the first five years following the award date. At the year end, 35,922 (2003: 126,795) shares remained under option.

Executive Share Option Scheme

Grants of approved and unapproved share options were made under the rules of the Bradford & Bingley 2000 Share Option Scheme as detailed below. The shares are exercisable subject to the achievement of a performance target linked to an increase in the Company's earnings per share. The options over shares are exercisable over the period of three to ten years after the date of the grant.

		Options outstanding 2004	2003
Date of grant	Option price (pence)	**Shares**	Shares
6 March 2001	291.83	**663,373**	1,075,845
6 September 2001	311.67	**96,090**	106,758
6 March 2002	315.58	**733,606**	981,502
28 August 2002	329.75	**75,510**	83,682
25 February 2003	281.67	**1,035,458**	1,278,854
14 August 2003	307.42	**38,139**	59,608

29. Called up share capital – continued
Performance Share Plan

Shares were awarded under the rules of the Bradford & Bingley 2000 Performance Share Plan as detailed below. The shares will be released to the individuals after the end of the performance period subject to the achievement of performance criterion which measures the performance of the Company against a peer group of companies.

		Awards outstanding	
		2004	2003
Date of award	Original award price (pence)	**Shares**	Shares
6 March 2001	291.83	–	558,720
6 September 2001	311.67	–	19,251
2 October 2001	287.00	–	62,717
6 March 2002	315.58	**344,498**	445,897
3 May 2002	332.00	**383,432**	576,203
28 August 2002	329.75	**25,806**	25,806
25 February 2003	281.67	**1,014,067**	1,354,891
14 August 2003	307.42	**52,368**	52,368
23 February 2004	305.92	**1,051,361**	–

Employees' Restricted Share Bonus Plan

In April 2002 the Employees' Restricted Share Bonus Plan was established to allocate shares to employees following the achievement of specified performance measures. The shares will be released to the individuals in tranches annually in the three years following the award or on the third anniversary of the award, depending on the conditions under which they were awarded, and subject to them remaining employed by the Company on the anniversary dates.

		Allocations outstanding	
		2004	2003
Date of allocation	Original award price (pence)	**Shares**	Shares
14 May 2002	332.00	**20,334**	40,667
25 February 2003	281.67	**152,394**	241,861
28 March 2003	300.92	**8,347**	12,356
23 February 2004	305.92	**170,899**	–
12 March 2004	310.83	**93,192**	–

Sharesave Scheme

The Company operates the Bradford & Bingley 2000 Sharesave Scheme, an Inland Revenue approved, all-employee Save As You Earn share option scheme. Grants of share options under this scheme were made as detailed below. The option prices represent a 20% discount to the market price on the date of the grant. There were 2,573 three year and 1,053 five year savings contracts in place at the end of 2004. A further invitation to participate in the scheme will be issued in February 2005.

		Options outstanding	
		2004	2003
Date of grant	Option price (pence)	**Shares**	Shares
2 January 2001 (3 year period)	200.00	–	2,828,182
2 January 2001 (5 year period)	200.00	**1,823,215**	2,277,642
22 March 2002 (3 year period)	252.67	**625,346**	891,322
22 March 2002 (5 year period)	252.67	**305,229**	438,980
20 March 2003 (3 year period)	223.74	**789,866**	1,241,670
20 March 2003 (5 year period)	223.74	**467,505**	712,706
18 March 2004 (3 year period)	244.74	**1,429,447**	–
18 March 2004 (5 year period)	244.74	**331,168**	–

On 8 December 2000 the Bradford & Bingley Qualifying Employee Share Ownership Trust was established to acquire shares for employees, including Directors, to satisfy options exercised under the Sharesave Scheme. At 31 December 2004 the Trust held a total of 3,113,496 shares (2003: 6,324,628) to satisfy options which are expected to be exercised under the Sharesave Scheme. The cost of shares held at 31 December 2004 was £9,443,086 (2003: £18,374,255). In respect of dividends arising from the shares held, the Trust has waived its rights to all but 0.0001 pence per share. No funds to acquire shares were provided by the Company to the Trust during 2004 (2003: £7,900,000).

30. Reserves

	Note	Group 2004 £m	Company 2004 £m
Share premium account			
At 1 January and at 31 December		**3.9**	**3.9**
Capital redemption reserve			
At 1 January		**12.0**	**12.0**
Sale of surplus conversion shares		**13.0**	**13.0**
At 31 December		**25.0**	**25.0**
Profit and Loss Account			
At 1 January (restated)	2(b)	**1,093.2**	**968.3**
Retained loss for the year		**(74.8)**	**(100.5)**
Purchases of own shares in the year		**(0.8)**	**(0.8)**
Use of own shares on exercise of employee options and for other employee share plans		**11.9**	**11.9**
Net movement in own shares		**11.1**	**11.1**
Deficit on transactions in own shares		**(2.7)**	**(2.7)**
At 31 December		**1,026.8**	**876.2**

31. Reconciliation of movements in equity shareholders' funds

	Note	Group 2004 £m	Group 2003 £m	Company 2004 £m	Company 2003 £m
			(restated)		(restated)
Profit attributable to shareholders		**32.2**	204.7	**6.5**	152.1
Dividends		**(107.0)**	(102.0)	**(107.0)**	(102.0)
Retained (loss)/profit for the year		**(74.8)**	102.7	**(100.5)**	50.1
Share repurchase programme		**–**	(62.0)	**–**	(62.0)
Net proceeds from sale of surplus conversion shares		**13.0**	–	**13.0**	–
Net (reduction)/addition to equity shareholders' funds		**(61.8)**	40.7	**(87.5)**	(11.9)
Opening shareholders' funds		**1,267.6**	1,240.1	**1,142.7**	1,167.8
Net movement in own shares	30	**11.1**	(12.8)	**11.1**	(12.8)
Deficit on transactions in own shares		**(2.7)**	(0.4)	**(2.7)**	(0.4)
Closing equity shareholders' funds		**1,214.2**	1,267.6	**1,063.6**	1,142.7

32. Minority interest (non-equity)

	Group 2004 £m	Group 2003 £m
Perpetual preferred securities	**150.0**	150.0
Less: unamortised issue costs	**(1.4)**	(1.4)
At 31 December	**148.6**	148.6

On 29 May 2002, £150m, (£148.5m net of expenses) of 6.462% guaranteed, non-voting, non-cumulative, perpetual preferred securities, Series A were issued through Bradford & Bingley Capital Funding L.P., a Jersey based Limited Partnership. These securities are not subject to any mandatory redemption provisions and qualify as Tier 1 regulatory capital; they are redeemable by the issuer at its option on 2 June 2032 and on each fifth anniversary thereafter. They have a fixed coupon and, if not redeemed in 2032, the coupon will be reset at a rate equal to the sum of the relevant five year benchmark gilt rate plus a margin of 2.30% per annum. The Group is not obliged and will not make any payments to the holders of the preferred securities other than those to which the holders of these securities are entitled under the terms of the preferred securities.

33. Derivatives and other financial instruments

(a) Financial instruments and risk management

The Group's core business is to provide its customers with financial products appropriate to their needs, from mortgages and savings accounts to long-term investment products and insurance products. The Group uses wholesale financial instruments to invest in liquid assets and to raise funds from wholesale money markets in support of its retail savings and mortgage operations. These instruments also allow it to manage the risks arising from these business activities. The Group has a well established formal structure for managing risks which includes formal risk policies, risk limits, reporting structures, mandates and control procedures. The Group's approach to risk management and control is set out within the Financial Review on pages 16 to 17. The Board delegates the management of all aspects of market and liquidity risk to the Asset and Liability Management Committee ('ALCO').

Financial instruments used by the Group for risk management purposes include off-balance sheet or derivative instruments. Such instruments are used only to limit the extent to which the Group will be affected by changes in interest rates and exchange rates. As part of its responsibilities, ALCO approves the use of specified off-balance sheet instruments within approved limits and business activities.

The Group does not undertake transactions for trading or speculative purposes and consequently all off-balance sheet financial instruments are classified as hedging contracts. The principal off-balance sheet instruments used by the Group in managing its balance sheet risk exposures are interest rate swaps, interest rate options, interest rate futures, cross currency interest rate swaps and foreign exchange contracts. These are used to protect the Group from exposures arising principally from fixed and capped rate mortgage lending, fixed rate savings products, deposit funding, foreign currency exposure and investment activities. The duration of off-balance sheet contracts is generally short to medium-term and their maturity profile reflects the nature of exposures arising from underlying business activities.

At the year end the Group had no net material exposure to foreign exchange fluctuations or changes in foreign currency interest rates.

(b) Interest rate sensitivity gap

A positive interest rate sensitivity gap exists when more assets than liabilities re-price during a given period. Although net interest income tends to benefit from a positive gap when interest rates are rising (and a negative gap when rates are falling), the actual effect will depend upon a number of factors, including the extent to which repayments are made earlier or later than the next reset or maturity date. The following tables analyse the re-pricing periods of Group assets and liabilities at 31 December 2004 and 31 December 2003:

Group interest rate sensitivity gap 2004

	Not more than 3 months	More than 3 months but not more than 6 months	More than 6 months but not more than 1 year	More than 1 year but not more than 5 years	More than 5 years	Non-interest bearing	Total
	£m	£m	£m	£m	£m	£m	£m
Assets							
Cash and balances at central banks	–	–	–	–	–	51.2	51.2
Treasury bills and other eligible bills	380.4	–	–	–	–	–	380.4
Loans and advances to banks	4,156.0	–	–	–	–	–	4,156.0
Loans and advances to customers	18,789.2	528.9	1,168.1	4,438.6	1,285.2	(47.6)	26,162.4
Debt securities	2,702.7	269.0	148.0	722.5	475.5	–	4,317.7
Other assets	–	–	–	–	–	389.8	389.8
Total assets	26,028.3	797.9	1,316.1	5,161.1	1,760.7	393.4	35,457.5
Liabilities							
Deposits by banks	709.5	83.7	18.2	462.9	–	–	1,274.3
Customer accounts	14,951.7	1,043.1	883.7	2,075.6	–	–	18,954.1
Debt securities in issue	9,539.1	256.3	15.9	2,412.7	8.9	–	12,232.9
Other liabilities	–	–	–	–	–	510.9	510.9
Subordinated liabilities	–	–	–	125.0	997.5	–	1,122.5
Shareholders' funds	–	–	–	–	–	1,214.2	1,214.2
Minority interest	–	–	–	–	148.6	–	148.6
Total liabilities	25,200.3	1,383.1	917.8	5,076.2	1,155.0	1,725.1	35,457.5
Off-balance sheet items	(817.2)	115.6	(361.2)	1,570.3	(507.5)	–	–
Interest rate sensitivity gap	10.8	(469.6)	37.1	1,655.2	98.2	(1,331.7)	–
Cumulative gap	10.8	(458.8)	(421.7)	1,233.5	1,331.7	–	–

33. Derivatives and other financial instruments – continued
(b) Interest rate sensitivity gap – continued

Group interest rate sensitivity gap 2003 (restated)

	Not more than 3 months	More than 3 months but not more than 6 months	More than 6 months but not more than 1 year	More than 1 year but not more than 5 years	More than 5 years	Non-interest bearing	Total
	£m	£m	£m	£m	£m	£m	£m
Assets							
Cash and balances at central banks	–	–	–	–	–	43.7	43.7
Treasury bills and other eligible bills	132.6	–	–	–	–	–	132.6
Loans and advances to banks	2,773.3	–	–	–	–	–	2,773.3
Loans and advances to customers	17,851.3	695.8	1,304.6	3,992.0	1,024.0	(49.8)	24,817.9
Debt securities	2,860.3	174.8	133.7	197.9	518.2	–	3,884.9
Other assets	–	–	–	–	–	505.5	505.5
Total assets	23,617.5	870.6	1,438.3	4,189.9	1,542.2	499.4	32,157.9
Liabilities							
Deposits by banks	1,326.5	82.5	–	299.8	–	–	1,708.8
Customer accounts	14,743.6	556.1	481.2	1,389.6	–	–	17,170.5
Debt securities in issue	9,279.8	256.6	57.4	719.2	9.5	–	10,322.5
Other liabilities	–	–	–	–	–	418.0	418.0
Subordinated liabilities	–	–	–	125.0	996.9	–	1,121.9
Shareholders' funds	–	–	–	–	–	1,267.6	1,267.6
Minority interest	–	–	–	–	148.6	–	148.6
Total liabilities	25,349.9	895.2	538.6	2,533.6	1,155.0	1,685.6	32,157.9
Off-balance sheet items	2,994.5	(664.5)	(576.6)	(1,464.4)	(289.0)	–	–
Interest rate sensitivity gap	1,262.1	(689.1)	323.1	191.9	98.2	(1,186.2)	–
Cumulative gap	1,262.1	573.0	896.1	1,088.0	1,186.2	–	–

33. Derivatives and other financial instruments – continued
(c) Fair values of financial assets and financial liabilities

Set out below is a comparison of carrying values and fair values of certain of the Group's financial assets and financial liabilities at 31 December 2004. The Group does not undertake transactions for trading or speculative purposes. The table excludes certain financial assets and financial liabilities which are not listed or publicly traded, or for which a liquid and active market does not exist. It therefore excludes items such as mortgages, customer accounts and deposits with banks.

		2004		2003	
		Book value	Fair value	Book value	Fair value
		£m	£m	£m	£m
Financial assets					
Treasury bills and other eligible bills		**380.4**	**380.3**	132.6	132.5
Debt securities		**4,317.7**	**4,398.7**	3,884.9	3,945.9
Financial liabilities					
Debt securities in issue		**12,232.9**	**12,213.2**	10,322.5	10,322.6
Subordinated liabilities		**1,141.5**	**1,292.6**	1,140.9	1,236.0
Non-recourse funding		**2,706.0**	**2,724.4**	1,036.7	1,042.3
Minority interest (non-equity)		**154.3**	**167.0**	154.3	163.9
Non-trading derivatives					
Exchange rate contracts	- positive fair values	**29.9**	**284.3**	(2.7)	109.6
	- negative fair values	**(20.3)**	**(300.1)**	(10.3)	(198.1)
Interest rate contracts:					
Caps, collars and floors	- positive fair values	**1.0**	**0.2**	–	0.1
	- negative fair values	**–**	**(6.7)**	–	(2.6)
Swaps	- positive fair values	**46.7**	**293.0**	34.0	130.1
	- negative fair values	**(39.4)**	**(193.4)**	(30.6)	(199.4)
Futures	- positive fair values	**–**	**1.5**	–	–
	- negative fair values	**–**	**–**	–	(1.0)

The above figures include accrued interest.

Where a market exists, market values have been used to determine the fair value of debt securities issued and held. Where no market exists, discounted cash flow techniques have been used to determine the fair value using market interest rates for the relevant assets. The fair values of off-balance sheet financial instruments have been determined using market interest rates in discounted cash flow techniques. Fair values of interest rate caps and collars have been calculated using option-pricing models.

33. Derivatives and other financial instruments – continued
(c) Fair values of financial assets and financial liabilities – continued

The fair values of off-balance sheet financial instruments used as hedges are recognised when the exposure that is being hedged is recognised. The table below shows how these fair values have been, or are expected to be, recognised in the Profit and Loss Account.

	Amounts not recognised in the Balance Sheet		
	Gains	Losses	Net
	£m	£m	£m
2004			
Unrecognised gains and losses on hedges at 1 January 2004	**215.4**	**(367.1)**	**(151.7)**
Less: gains and losses arising in previous years that were recognised in 2004	**(10.6)**	**26.7**	**16.1**
Gains and losses arising before 1 January 2004 that were not recognised in 2004	**204.8**	**(340.4)**	**(135.6)**
Gains and losses arising in 2004 that were not recognised in 2004	**331.7**	**(135.2)**	**196.5**
Unrecognised gains and losses on hedges at 31 December 2004	**536.5**	**(475.6)**	**60.9**
Of which:			
Gains and losses expected to be recognised in 2005	**73.3**	**(154.1)**	**(80.8)**
Gains and losses expected to be recognised in 2006 or later	**463.2**	**(321.5)**	**141.7**
2003			
Unrecognised gains and losses on hedges at 1 January 2003	119.2	(197.9)	(78.7)
Less: gains and losses arising in previous years that were recognised in 2003	(6.0)	14.9	8.9
Gains and losses arising before 1 January 2003 that were not recognised in 2003	113.2	(183.0)	(69.8)
Gains and losses arising in 2003 that were not recognised in 2003	102.2	(184.1)	(81.9)
Unrecognised gains and losses on hedges at 31 December 2003	215.4	(367.1)	(151.7)
Of which:			
Gains and losses expected to be recognised in 2004	16.6	(60.8)	(44.2)
Gains and losses expected to be recognised in 2005 or later	198.8	(306.3)	(107.5)

Deferred balances relating to settled derivatives and other financial transaction provisions, used as hedges, will be released to the Profit and Loss Account in the same periods as the income and expenditure flows from the underlying hedged transactions. The above table shows the gains and losses on off-balance sheet derivative instruments used for hedging by the Group. The gains and losses therefore do not represent absolute gains and losses expected by the Group as they will be substantially offset by corresponding losses or gains from on-balance sheet instruments.

33. Derivatives and other financial instruments – continued

(d) Interest and exchange rate instruments

Set out below is the residual maturity analysis of the underlying principal amounts of over the counter ('OTC') and non-margined exchange traded derivatives at 31 December. These are all held for asset and liability management purposes.

	One year or less	Over one year but no more than five years	Over five years	Total
	£m	£m	£m	£m
2004				
Caps, collars and floors	**449.5**	**99.7**	**–**	**549.2**
Interest rate swaps	**4,361.5**	**11,736.3**	**2,199.5**	**18,297.3**
Interest rate derivatives	**4,811.0**	**11,836.0**	**2,199.5**	**18,846.5**
Foreign exchange derivatives	**1,882.9**	**4,787.3**	**506.7**	**7,176.9**
At 31 December 2004	**6,693.9**	**16,623.3**	**2,706.2**	**26,023.4**
2003				
Caps, collars and floors	601.8	183.7	–	785.5
Interest rate swaps	2,276.7	7,503.4	2,670.0	12,450.1
Interest rate derivatives	2,878.5	7,687.1	2,670.0	13,235.6
Foreign exchange derivatives	474.3	3,561.5	60.2	4,096.0
At 31 December 2003	3,352.8	11,248.6	2,730.2	17,331.6

Set out below is the residual maturity analysis of the net replacement cost of OTC and non-margined exchange traded derivatives at 31 December. These are all held for asset and liability management purposes.

	One year or less	Over one year but no more than five years	Over five years	Total
2004				
Caps, collars and floors	**–**	**0.2**	**–**	**0.2**
Interest rate swaps	**11.6**	**246.0**	**35.4**	**293.0**
Interest rate derivatives	**11.6**	**246.2**	**35.4**	**293.2**
Foreign exchange derivatives	**67.4**	**201.3**	**15.6**	**284.3**
At 31 December 2004	**79.0**	**447.5**	**51.0**	**577.5**
2003				
Caps, collars and floors	0.1	0.1	–	0.2
Interest rate swaps	23.2	55.6	49.8	128.6
Interest rate derivatives	23.3	55.7	49.8	128.8
Foreign exchange derivatives	5.0	98.8	–	103.8
At 31 December 2003	28.3	154.5	49.8	232.6

Substantially all of the Group's derivatives activity is contracted with financial institutions. Replacement cost is calculated by marking to market the value of contracts and aggregating those with a positive value.

34. Memorandum items	Group 2004	Group 2003	Company 2004	Company 2003
	£m	£m	**£m**	£m
Commitments:				
Irrevocable undrawn loan facilities	**1,308.9**	1,139.9	**799.5**	732.6
Partly paid share capital in subsidiary	**–**	–	**7.8**	7.8
	1,308.9	1,139.9	**807.3**	740.4

35. Retirement benefits

(a) Pension schemes

The Company operates a funded defined benefit staff pension scheme, the Bradford & Bingley Staff Pension Scheme ('the principal scheme'), administered by trustees, which is a closed scheme. The fund is independent from those of the Company. The normal pension age of employees in the scheme is 60 years. Pension costs in the principal scheme are assessed in accordance with the advice of a qualified actuary using the projected unit method. The most recent actuarial valuation of the scheme was at 31 October 2003. The aggregate actuarial value of the scheme's assets was sufficient to cover 110% of the aggregate benefits that had accrued to members, after allowing for expected future increases in earnings.

The aggregate market value of the scheme's assets held at 31 October 2003 was £352.6m.

The assumptions which have the most significant effect on the results of the valuation are those relating to the rate of return on investments and the rates of increase in salaries and pensions. The rate of return on investments has been assumed to exceed the rate of salary increases by 2.75% per annum and to exceed the rate of present and future pensions increase by 3.25% per annum. This latter assumption is different from that used by the Company and Trustees in determining the contribution rate to the scheme where the investment return is assumed to exceed the rate of pension increase by 2.25% per annum.

The pension charge takes account of the surpluses disclosed, which are amortised over a period of 11.5 years, being the estimated average remaining service life of pension scheme members.

The Group also operates one further defined benefit scheme which is not material.

The Group operates a defined contribution scheme, the Bradford & Bingley Group Pension Plan. The fund is independent from those of the Company.

The total pension cost for the Group was £11.1m (2003: £12.8m).

There were no liabilities or prepayments associated with the defined contribution scheme at the year end (2003: £Nil).

(b) Other post-retirement benefits

The Company provides concessionary rate mortgages and health care benefits to some of its pensioners. The cost of health care benefits is provided for in accordance with the stated accounting policy. The cost of concessionary rate mortgages is not significant and is recognised in the Profit and Loss Account as it is incurred.

(c) FRS 17 *'Retirement Benefits'*

Whilst the company continues to account for pension costs in accordance with SSAP 24 *'Accounting for Pension Costs'*, the following transitional disclosures are required by FRS 17 *'Retirement Benefits'*.

The major assumptions used in this valuation were:

	2004	2003	2002
	%	%	%
Rate of increase in salaries	**4.8**	4.8	4.4
Rate of increase in pensions in payment	**2.8**	2.8	2.4
Discount rate	**5.3**	5.4	5.5
Inflation assumption	**2.8**	2.8	2.4

35. Retirement benefits – continued

(c) FRS 17 *'Retirement Benefits'* – continued

The SSAP 24 valuation at 31 October 2003 has been updated by the actuary on an FRS 17 basis at 31 December 2004. The demographic assumptions have not been changed from the ones used in the 31 October 2003 valuation. In particular, the mortality assumptions have not been updated to reflect the latest available projections.

In respect of the pension scheme, more than one employer contributes to the scheme. As the Group is unable to identify the share of the underlying assets and liabilities of all subsidiaries in the scheme on a consistent and reasonable basis and as prescribed by FRS 17, it has elected the multi-employer exemption.

The fair value of the schemes' assets, which are not intended to be realised in the short-term and may be subject to significant change before they are realised, and the present value of the schemes' liabilities, which are derived from cash flow projections over long periods and thus inherently uncertain, were:

	Expected rate of return	Value at 31 December 2004	Expected rate of return	Value at 31 December 2003	Expected rate of return	Value at 31 December 2002
	%	£m	%	£m	%	£m
Equities	**7.0**	**223.8**	7.3	209.9	7.0	189.8
Gilts	**4.5**	**118.4**	4.8	106.4	4.5	43.6
Property	**7.0**	**59.1**	7.3	50.1	7.0	46.4
Bonds	**5.3**	**26.3**	5.4	19.3	5.5	48.6
Total market value of schemes' assets		**427.6**		385.7		328.4
Present value of schemes' liabilities		**(494.4)**		(450.0)		(368.3)
Deficit in the schemes		**(66.8)**		(64.3)		(39.9)
Related notional deferred tax asset		**20.0**		19.3		12.0
Net pension deficit		**(46.8)**		(45.0)		(27.9)

Under the FRS17 transitional rules, the following disclosure is provided on the performance statements for the years ended 31 December:

	2004	2003
	£m	£m
Analysis of amount charged to operating profit		
Current service cost	**12.9**	11.8
Total operating charges	**12.9**	11.8
Analysis of amount credited to other finance income		
Expected return on pension scheme assets	**24.8**	20.6
Interest on pension scheme liabilities	**(23.4)**	(21.1)
Net return	**1.4**	(0.5)
Analysis of amount recognised in the statement of recognised gains and losses ('STRGL')		
Actual return less expected return on pension scheme assets	**17.6**	29.3
Experience gains and losses arising on scheme liabilities	**(6.9)**	3.0
Changes in assumptions underlying the present value of scheme liabilities	**(11.4)**	(56.1)
Actual loss recognised in STRGL	**(0.7)**	(23.8)
Movement in deficit during the year		
Deficit in scheme at 1 January	**(64.3)**	(39.9)
Current service cost	**(12.9)**	(11.8)
Contributions	**9.7**	11.7
Other finance income	**1.4**	(0.5)
Actuarial losses	**(0.7)**	(23.8)
Deficits in scheme at 31 December	**(66.8)**	(64.3)

35. Retirement benefits – continued
(c) FRS 17 *'Retirement Benefits'* – continued

	2004	2003
Experience gains and losses	%	%
Difference between expected and actual return on scheme assets	**4.1**	7.6
Experience gains and losses as a percentage of scheme liabilities	**(1.4)**	0.7
Total amount recognised in statement of total recognised gains and losses as a percentage of scheme liabilities	**–**	5.3

(d) Other post-retirement benefits

The Company also operates a funded defined benefit post retirement medical scheme into which the company contributes 100% towards the costs of providing medical expense benefits for members who retired before 1 January 1996 and 50% for members who retired after this date. The total number of members in the scheme as at 31 December 2004 was 616.

Private medical costs are assessed in accordance with the advice of a qualified actuary. The most recent actuarial valuation of the scheme was as at 31 December 2004. The present value of the scheme's liabilities as at 31 December 2004 was £11.3m. The major assumptions used in this valuation were:

	2004
	%
Discount rate	**5.3**
Real salary growth	**1.7**
Inflation assumption	**2.8**
Medical cost trend for years 2005 to 2006	**9.0**
Medical cost trend for years 2007 to 2012 falling linearly to	**4.5**
Medical cost trend from 2013	**4.5**

Under the FRS 17 transitional rules the following disclosure is provided:

	2004
	£m
Analysis of amount charged to operating profit	
Current service cost	**0.1**
Total operating charges	**0.1**
Analysis of amount credited to other finance income	
Interest on private medical liabilities	**0.5**
Total interest	**0.5**

36. Assets and liabilities denominated in foreign currencies

The aggregate amounts of assets and liabilities denominated in foreign currencies were as follows:

	Group		Company	
	2004	2003	**2004**	2003
	£m	£m	**£m**	£m
Assets	**2,246.3**	1,578.9	**3,660.5**	1,578.9
Liabilities	**9,145.6**	5,760.8	**7,691.9**	5,760.8

The Group's policy is to hedge all material foreign currency exposures through both on and off-balance sheet instruments.

37. Consolidated cash flow statement	Group	
	2004	2003
	£m	£m
(a) Reconciliation of operating profit to net cash flow from operating activities		(restated)
Operating profit	**228.5**	264.0
(Increase) in prepayments and accrued income	**(41.8)**	(27.1)
Increase in accruals and deferred income	**206.5**	80.0
Provisions for bad and doubtful debts	**8.5**	13.9
Loans and advances written off, net of recoveries	**(5.8)**	(4.4)
Depreciation and amortisation	**26.3**	42.2
Interest on subordinated loans added back	**78.8**	63.0
Increase/(decrease) in provisions for liabilities and charges	**45.0**	(19.3)
(Profit) on sale of investment securities	**(10.0)**	(3.2)
(Profit) on sale of fixed assets	**(3.7)**	(7.7)
Other non-cash movements	**(2.7)**	(0.1)
Net cash inflow from trading activities	**529.6**	401.3
Net (increase)/decrease in collections/transmissions	**(30.4)**	22.9
Net decrease/(increase) in treasury bills and other eligible bills	**0.4**	(1.9)
Net (increase) in loans and advances to banks and customers	**(2,724.4)**	(5,259.6)
Net (outflow) from acquisition of mortgage book	**(1,265.5)**	(1,431.6)
Net (decrease) in non-recourse funding	**(133.0)**	(143.4)
Net increase in deposits by banks and customer accounts	**1,327.6**	786.9
Net increase in debt securities in issue	**456.8**	4,469.0
Net (increase)/decrease in other assets	**(9.5)**	12.1
Net (decrease)/increase in other liabilities	**(10.7)**	2.3
Net cash (outflow) from operating activities	**(1,859.1)**	(1,142.0)

	Minority interest		Share capital (including share premium account and capital redemption reserve)		Subordinated liabilities	
	2004	2003	**2004**	2003	**2004**	2003
	£m	£m	**£m**	£m	**£m**	£m
(b) Analysis of changes in financing during the year						
At 1 January	**148.6**	148.5	**174.4**	174.4	**1,121.9**	677.3
Net proceeds from sale of surplus conversion shares	**–**	–	**13.0**	–	**–**	–
Net cash inflow from financing	**–**	–	**–**	–	**–**	444.2
Amortised issue costs	**–**	0.1	**–**	–	**0.6**	0.4
At 31 December	**148.6**	148.6	**187.4**	174.4	**1,122.5**	1,121.9

37. Consolidated cash flow statement – continued	Group 2004	Group 2003
	£m	£m
(c) Analysis of changes in cash during the year		
At 1 January	199.8	116.0
Net cash inflow	431.9	83.8
At 31 December	631.7	199.8
Included in the Balance Sheet are the following amounts of cash:		
Cash and balances at central banks	17.1	12.8
Loans and advances to other banks repayable on demand	614.6	187.0
	631.7	199.8

The Group is required to maintain balances with the Bank of England which at 31 December 2004 amounted to £34.1m (2003: £30.9m). These balances are not included in cash for the purposes of the cash flow statement.

38. Directors' and Officers' transactions

The aggregate amounts outstanding at 31 December 2004 in respect of loans which were made available by the Group for persons who were Directors of Bradford & Bingley plc and their connected persons and for Officers of the Company were:

	Amount	Number
	£m	
Directors' loans	–	–
Officers' loans	0.4	9

39. Capital and leasing commitments	Group 2004	Group 2003	Company 2004	Company 2003
	£m	£m	£m	£m
(a) Capital commitments				
Capital expenditure contracted for but not provided for in the Financial Statements	3.1	0.3	0.3	0.1
(b) Leasing commitments				
At 31 December the annual commitments under non-cancellable operating leases relating to land and buildings and equipment were as set out below by expiry date:				
Within one year	0.1	0.9	0.1	0.9
In more than one year but not more than five years	1.9	4.6	1.9	4.6
In more than five years	5.7	10.4	5.7	10.4
	7.7	15.9	7.7	15.9

40. Segmental information

The Group reports through three principal business segments: Lending, Savings and Distribution, supported by Treasury & Reserves and Group Services. An analysis of the Group profit on ordinary activities before tax and Group total and net assets is provided in the table below:

	Lending	Savings	Distribution	Treasury & Reserves	Group Services	Discontinued operations	Group
	£m	£m	£m	£m	£m	£m	£m
2004							
Profit/(loss) before tax and exceptionals	**249.6**	**32.5**	**27.1**	**46.7**	**(67.4)**	**(8.3)**	**280.2**
Exceptional administrative expenses	–	–	–	–	**(31.4)**	**(20.3)**	**(51.7)**
Operating profit/(loss)	**249.6**	**32.5**	**27.1**	**46.7**	**(98.8)**	**(28.6)**	**228.5**
Loss on sale of operations – exceptional	–	–	–	–	–	**(123.2)**	**(123.2)**
Profit/(loss) on ordinary activities before tax	**249.6**	**32.5**	**27.1**	**46.7**	**(98.8)**	**(151.8)**	**105.3**
Total assets	**27,014.6**	–	**55.9**	**8,387.0**	–	–	**35,457.5**
Net assets	**1,118.0**	–	**4.1**	**92.1**	–	–	**1,214.2**
2003 (restated)							
Profit/(loss) on ordinary activities before tax	228.1	24.0	20.2	57.6	(56.1)	(9.8)	264.0
Total assets	24,943.6	–	16.9	7,132.5	–	64.9	32,157.9
Net assets	1,093.8	–	1.3	167.5	–	5.0	1,267.6

Notes

(a) In order to analyse net interest by business segment, a transfer price is applied to the internal funding or liquidity requirement of each segment. Interest rates used for transfer pricing have been determined to retain the interest rate risk within Treasury. Costs have been assigned to each segment based on resources consumed. Transfer pricing in respect of mortgage origination by the Distribution segment has been determined on the basis of market rates for such activity.

(b) Exceptionals have not been allocated across business segments since they are the consequence of Group level decisions.

(c) For the purposes of segmental information, net assets have been allocated to Lending, Savings and Distribution on the basis of the regulatory capital framework. The segments are not allocated capital during the normal course of business, therefore segmental profits do not relate to these net assets.

(d) The Group operates entirely within the retail financial services sector and accordingly no segmental analysis of turnover has been presented. Please refer to the Financial Review for more information on segmental performance.

Shareholder information

Financial calendar 2005

22 February	Results for 2004
26 April	Annual General Meeting
9 August	Interim results for 2005

Ordinary dividend

23 March	Ex-dividend date
29 March	Record date
6 May	Final dividend payment for 2004
24 August	Ex-dividend date
26 August	Record date
7 October	Interim dividend payment for 2005

Interest payments

13% Perpetual Subordinated Bonds

7 April	Payment of interest
7 October	Payment of interest

11.625% Perpetual Subordinated Bonds

20 January	Payment of interest
20 July	Payment of interest

Internet

Information about the Group can be found on the internet at www.bbg.co.uk

Share price

You are able to keep track of the share price through the financial press, or by visiting our website at www.bbg.co.uk or by calling the Shareholder Helpline on 0870 703 0003.

Share dealing service

To buy or sell Bradford & Bingley shares call 0870 703 0003.This service is provided by our Registrars, Computershare and is available to all our shareholders. Please have your Securityholder Reference Number ('SRN') ready when making your call.

An internet share dealing service has also been established with our Registrars. Log on to www.computershare.com/dealing/uk and have your SRN ready. A bank debit card will be required if you wish to purchase shares.

For shareholders in the Bradford & Bingley Nominee Account ('BBNA') a postal share dealing service is also available. Please contact the Registrars for details.

Useful contacts

For information about the Annual General Meeting ('AGM'), shareholdings, dividends and changes to personal details please contact the Registrar:
Computershare Investor Services PLC,
PO Box 1913, The Pavilions, Bridgwater Road, Bristol BS99 2PR Telephone: 0870 703 0003

Institutional investors may wish to contact Investor Relations by e-mail to ir.enquiries@bbg.co.uk or by calling 01274 554928.

The Summary Financial Statement is posted to shareholders who have not requested a full version of the Annual Report & Accounts and to those members of the BBNA who have requested to receive it, together with the AGM documents and a voting form. A full version of the Annual Report & Accounts is available on our www.bbg.co.uk website. Those shareholders in the BBNA who do not currently receive these documents can make a request to do so at any time by calling the Registrar on 0870 703 0003. The Summary Financial Statement is available in large print, Braille and audio tape format. To request a copy call the Shareholder Helpline on 0870 703 0003.

ShareGift

Many investors find themselves owning parcels of shares in quantities so small that it would cost more to sell them than they are worth. They may therefore be too small to do anything with, but may still bring a tax liability on any dividends paid and unwanted annual reports and other documents.

Bradford & Bingley plc supports ShareGift, which is administered by The Orr Mackintosh Foundation (registered charity number 1052668). Any shares that you donate to ShareGift will be transferred into the name of The Orr Mackintosh Foundation, who will aggregate them, sell them when possible and donate the proceeds to a growing list of charities. Since ShareGift was started, over £5 million has been given to more than 700 different charities.

If you would like to use ShareGift, or receive more information about the scheme, please visit their website at www.ShareGift.org.uk, or call 0207 337 0501, or write to The Orr Mackintosh Foundation, 46 Grosvenor Street, London W1K 3HN.

Dividend mandates

Dividends will be paid to you by cheque to the address held by the Registrar. If you wish to have them credited to a bank or building society account, you will receive a form with the dividend payment enabling you to do this.

If you have already elected to receive your dividend directly into an account, you will receive one consolidated tax voucher each year. This will contain the taxation details of all dividends paid in that particular tax year.

Electronic communications

The Company has set up a facility for shareholders to take advantage of electronic communications. You can vote online and receive notification of shareholder documents electronically.

To cast your AGM vote online log on to:
- www.computershare.com/voting/uk and complete the following steps:
- Choose the Bradford & Bingley meeting
- You will need to enter your SRN and the unique PIN number printed on your voting form
- Enter your choices on screen.

To register your email address so future shareholder information can be made available to you electronically, log on to:
- www.bbg.co.uk and complete the following steps:
- Click on 'Shareholder e-Services'
- Enter the required information and click on 'submit'. You will need your SRN located on your voting form or most recent tax voucher
- Click on 'submit' again and register online.

Electronic proxy appointment through CREST

In addition to providing electronic voting and proxy appointment via our Registrars' website, the Company is supporting the CREST electronic proxy appointment service. Please see the notes on the proxy voting form for details of how to use this service.

Advisers

Auditor
KPMG Audit Plc
1 The Embankment, Neville Street
Leeds LS1 4DW

Financial Adviser
Goldman Sachs International
Peterborough Court, 133 Fleet Street
London EC4A 2BB

Registrar
Computershare Investor Services PLC
PO Box 1913, The Pavilions, Bridgwater Road, Bristol BS99 2PR

Solicitor
Herbert Smith
Exchange House, Primrose Street
London EC2A 2HS

Stockbrokers
Citigroup Global Markets Limited
Canada Square, Canary Wharf, London E14 5LB
Hoare Govett Limited
250 Bishopsgate, London EC2M 4AA

Shareholders' interests in shares at 31 December 2004*

	Number of shareholders	%	Number of shares	%
Size of holding				
1 - 250	1,059,892	93.292	263,255,361	41.518
251 - 500	54,417	4.790	25,800,662	4.069
501 - 1,000	11,489	1.011	8,849,219	1.396
1,001 - 5,000	8,894	0.783	18,612,222	2.935
5,001 - 10,000	651	0.057	4,672,303	0.737
10,001 - 100,000	487	0.043	15,316,541	2.416
100,001 - 200,000	76	0.007	11,175,519	1.762
200,001 - 500,000	84	0.007	26,189,753	4.130
500,001 - 1,000,000	42	0.004	32,472,025	5.121
1,000,001 - 5,000,000	56	0.005	121,220,662	19.117
5,000,001 - and over	13	0.001	106,518,277	16.799
Total	1,136,101	100.000	634,082,544	100.000
Type of holder				
Individuals	1,131,300	99.577	316,709,251	49.947
Insurance & other corporates	369	0.032	4,626,458	0.730
Banks & nominees	4,383	0.386	302,368,255	47.686
Pension funds, investment trusts and trustees	49	0.004	10,378,580	1.637
Total	1,136,101	100.000	634,082,544	100.000

*The interests above include holdings in the Bradford & Bingley Nominee Account, certificated and uncertificated holdings and those shares held on behalf of staff by the trustees of the Bradford & Bingley Share Ownership Trust.

As at 31 December 2004 the share price was 335.75p and the market capitalisation was £2.1bn.

Relative share price performance since flotation


400
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(p)
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Relative share price performance 2004


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Bradford & Bingley Group
FTSE 350 Banks
FTSE All Share



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This report is CarbonNeutral®

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Registered office:
Bradford & Bingley plc
Croft Road
Crossflatts
Bingley
West Yorkshire
BD16 2UA

Telephone: 01274 555555
Email: enquiries@bbg.co.uk
www.bbg.co.uk

Registered in England Number 3938288